Form 10-K, Exhibit 13
period 1995-12-31
ARNOLD INDUSTRIES INC
filed 1996-04-01
CIK 700612

(Front Cover)

1995 ANNUAL REPORT - ARNOLD INDUSTRIES, INC.

(Inside Front Cover)

CONTENTS

President's Letter

New Penn Motor Express

Arnold Transportation Services

SilverEagle

Dalworth

LebArnold

Arnold Logistics

Consolidated Five-Year Statistical Summary

Financial Statements

Consolidated Balance Sheets

Consolidated Statements Of Income

Consolidated Statements Of Stockholders' Equity

Consolidated Statements Of Cash Flows

Notes To Consolidated Financial Statements

Report of Independent Accountants

Quarterly Performance

Price Range Common Stock

Management's Discussion And Analysis Of Financial
    Condition And Results Of Operations

Ten-Year Financial Summary

Board Of Directors And Stockholder Information

Company Executives

ARNOLD INDUSTRIES, INC.
Arnold Industries, Inc. is a diversified transportation and logistics-based holding company. Although all of the operating companies share a high-service, short-haul focus, each has a distinct regional market presence and an independent customer base. The combined revenue of Arnold Industries exceeded $330 million in 1995.

NEW PENN MOTOR EXPRESS, INC.
New Penn is a regional less-than-truckload (LTL) carrier. Over 90% of New Penn shipments in the Northeast are delivered next-day. New Penn consistently leads the industry in operating efficiency and generates approximately 50% of the revenues of Arnold Industries.

ARNOLD TRANSPORTATION SERVICES
During 1995 our regional truckload group changed its name from Arnold Logistics to Arnold Transportation Services. At the same time, all of the companies in this group adopted a common marketing identity to present a consistent image and to emphasize our ability to meet customer shipping needs in most major segments of the country.

Arnold Transportation Services includes regional truckload carriers SilverEagle in the Southeast, Dalworth in the Southwest/Midwest, and LebArnold in the Northeast. Arnold
Logistics (formerly ADW) manages approximately 2.3 million square feet of sophisticated distribution, packaging and storage warehouse facilities in Pennsylvania, North Carolina and Texas.


PRESIDENT'S LETTER TO STOCKHOLDERS

As shown in the following pages, Arnold Industries is a unique combination of operating companies that function independently yet benefit from being part of a larger entity. Few corporations, if any, can match our demonstrated ability to successfully combine a diverse portfolio of less-than-truckload
(LTL), truckload, warehousing and logistic services. While the combination of companies makes us difficult to compare to "pure-play" LTL or truckload companies, we believe the diversification has brought us strength.

A slowing economy and increasing competition resulted in industry over-capacity and declining rate levels in both the less-than-truckload and truckload segments of our business during 1995. However, I am pleased to report to you another year of record revenues and net income at Arnold Industries. Revenues increased 9% to $330 million in 1995 and net income rose slightly to $30.5 million. Our 1995 net income far surpassed that reported by some of the largest companies in the industry, reinforcing our desire to be the best, not the biggest.

Over the years, what has separated Arnold Industries from others in the industry is the ability to operate profitably in the best of times and the worst of times. Given the difficult industry environment of 1995, I am very proud of the employees at New Penn and Arnold Transportation Services for their performance, and I thank them all for their commitment and hard work. We appreciate the on-going support of our employees as well as that of our customers and stockholders.

During 1995, Forbes magazine recognized our company as one of the 200 best small companies in America for the tenth time in the past twelve years. With 1996 revenues expected to exceed
$350 million, we may not be considered a "small company" much longer. While becoming a big company is not a specific objective, we recognize the importance of growth to our future well-being and are continually evaluating acquisition and market development opportunities that complement existing operations and areas of expertise. As we have grown, it has been necessary to adopt new ways of doing business. For instance, my role and responsibilities have evolved and the content of my letter to you is more strategic rather than a review of specific developments at each company as was done in the past.

Our consistent profitability and stability allow us to adapt to the rapidly changing environment in an orderly fashion. Over the past few years, we have added depth to our management team without adding layers, and have added or upgraded resources in most areas including engineering, finance, management information systems, operations, sales and marketing. The people we now have in place are uniquely capable of guiding our company into the next millennium.

There are several marketplace trends that continue to influence our vision of the future. The regionalization of markets is a trend we are well positioned to meet. Regional markets are growing faster than long-haul markets because our customers are able to reduce order-cycle time and respond faster to their customers' demands by locating within one or two-day truck service of their markets. Reductions in inventory have also increased the need for faster, more reliable regional service. While competitors adjust to improve transit times regionally, our focus has always been on meeting customer needs in service-intensive regional markets.

Our regional orientation also allows us to capitalize on growing international trade as most international shipments move within a 400 mile radius of port facilities. Falling trade barriers with Canada facilitate growth in commerce between the Northeast and major markets in Ontario and Quebec, Canada.

The outsourcing of transportation and logistics activities, as businesses look for opportunities to reduce costs and focus on core business functions, is another trend influencing our business. Our dedicated fleet operations and customized logistic services are meeting customer needs in this area. Many companies are reducing the number of carriers with which they do business. The strength of New Penn in the Northeast and the organization of our truckload and asset-based logistics operations under the Arnold Transportation Services umbrella position us to meet the needs of these companies.

Information technology continues to have a profound impact on our company. We closely monitor new technologies to determine when to implement them and we internally design customized programs. By this approach we have been able to develop systems relatively economically that are well accepted by users and that maximize employee productivity and service improvements for customers.

Wide-spread financial weakness in the trucking industry increases the importance of our financial stability for customers seeking long-term relationships. This situation may present attractive acquisition opportunities as we experience industry consolidation in 1996. We have successfully demonstrated our ability to acquire companies and merge them into our corporate culture in an evolutionary manner.

As I look to the future, I do not see easy years and tough years.
Rather, every year will present unique opportunities and challenges. Fortunately, we have the people, systems and financial strength to capitalize on the opportunities, meet the challenges and continually invest for the future. In the process, we will endeavor to provide a rewarding work place for our employees and superior value for our customers and our stockholders.


/s/ E. H. Arnold

E. H. Arnold
Chairman and President
March 1, 1996

NEW PENN

New Penn Motor Express provides next-day service throughout the New England and Mid-Atlantic states and is the largest subsidiary of Arnold Industries. The company also has facilities in Montreal, Quebec, Canada and in Puerto Rico. In conjunction with other high-service regional carriers, New Penn provides service to all points in the southeastern United States, Indiana, Ohio and Quebec and Ontario, Canada. New Penn is a Less-Than-Truckload (LTL) carrier primarily transporting general commodities in shipments of less than 10,000 lbs. The New Penn fleet is comprised of approximately 655 tractors and 1,300 trailers which are primarily 45' vans. Widely recognized for its superior efficiency, New Penn typically leads the industry in achieving the lowest ratio of costs to revenues.

During 1995, New Penn achieved record revenues of $167 million and produced operating income of nearly $34 million. Improvements in service, international markets and expanded inter-regional partnerships contributed to New Penn's growth. Recognizing increased customer requirements for faster transit times, we improved service standards to provide additional next-day service. Currently, over 92% of all on-line New Penn shipments are delivered next-day. We also established new company performance records for on-time reliability at over 97% and for error-free freight handling reliability resulting in a claims ratio of only .4%.

Speed and reliability are only two of five factors we have identified that create value for our customers. The others include responsiveness, flexibility and efficiency. We call them the New Penn Performance 5, and we use them to focus our efforts and to communicate customer benefits.

High growth in the markets of Puerto Rico and Canada evidence New Penn's improved flexibility in meeting its customers' needs. Our business in Puerto Rico grew by over 30% in 1995. By combining our overnight inland capability with the best ocean service available, we offer customers the fastest available service between the Northeast and Puerto Rico. New Penn is now recognized as a superior service provider and a major player in the Puerto Rican market.

Our Canadian service was significantly enhanced by our partnership with Manitoulin Transport - one of Canada's largest and most stable carriers. Through our direct service into Quebec and our partnership with Manitoulin, New Penn is providing two-day international service on hauls of up to 1,300 miles, creating a competitive advantage in the marketplace and fueling our high growth. Domestic partnerships were also enhanced in 1995, expanding our coverage throughout the Southeast and Midwest.

The market for LTL services in 1995 was characterized by intense price competition brought on by over-capacity as competitors expanded into new geographic markets and responded to intrastate deregulation and by softness in the manufacturing sector. Fortunately, the superior efficiency of New Penn allows us to weather the periodic storms brought on by industry over-capacity and to invest for the future while others struggle for survival.

STRATEGIES FOR THE FUTURE

Market Development

o High growth international markets will be an important source of New Penn's future growth. Canada and Puerto Rico should continue to produce above average growth in revenue and earnings. Other international opportunities will be addressed as they are identified and evaluated.

o In 1996 New Penn will establish a new division to enter the market for transportation of trade show and convention exhibits. The unique customer contacts and operational requirements necessitate the commitment of specialized resources to this market.

o We will continue to pursue new market opportunities where a good strategic fit exists and where our expertise and assets can create value for the customer.

Market Penetration

o We will continue our on-going efforts to improve sales and marketing activities and the tools used to communicate New Penn's superior performance features and customer value.

o Market segments where New Penn has been successful will be targeted using new sources of sales lead information.

o Service improvements will be made to exceed increasing customer expectations in the basics of the business. Our Performance 5 approach (Speed, Reliability, Responsiveness, Flexibility and Efficiency) provides a customer-focused foundation for our service improvement efforts.

Information Technology

o On-board computers are being piloted in our Trenton terminal. New Penn has a unique advantage in utilizing this technology because we are the only LTL carrier known to have a completely automated pick-up and delivery dispatch system in all facilities. By interfacing the on-board computers with the dispatch system we will improve our outbound forecasting to reduce linehaul expenses and improve our freight costing system. Service improvements will include on-line delivery information for customers and more responsive pick-up service.

o The development of a computerized linehaul dispatch system will be completed in early 1996, improving efficiency by eliminating empty miles and by more effectively combining partial loads.

State-of-the-Art Facilities and Equipment

o By continually upgrading existing facilities, we improve dock productivity and provide the capacity to better meet customer needs. After opening a new facility in January 1995, we saw significant improvements in productivity at Maspeth, NY in the fourth quarter. We anticipate the same at Camp Hill, PA where a new facility was opened in July 1995.

o During the past five years, the average age of the New Penn tractor fleet has declined by nearly 50% as we take advantage of greater fuel efficiency, reduced maintenance costs and new technology such as anti-lock braking systems to improve safety and reliability.

New Penn will continue to seek new opportunities for profitable growth and increased productivity in every job in order to sustain our unsurpassed earnings performance and superior service levels.

ARNOLD TRANSPORTATION SERVICES

Arnold Transportation Services participates in the high growth regional truckload and logistic services markets through four operating divisions. The three truckload divisions include SilverEagle in the Southeast, Dalworth in the Southwest/Midwest and LebArnold in the Northeast. The Arnold Logistics division (formerly ADW) provides value-added warehousing and logistic services through facilities in Pennsylvania, North Carolina and Texas. Arnold Transportation Services completed the year with record revenues of $163 million, up 14% compared to 1994, and operating income of nearly $15 million.

All divisions of Arnold Transportation Services benefit from economies-of-scale in areas such as low cost insurance, common state-of-the-art information systems, administrative support, equipment purchasing and access to capital. Business solutions, such as those addressing driver turnover, can be adopted in other divisions.

While the economic slowdown and industry over-capacity had a negative impact on market rate levels in 1995, the group is strategically well positioned to outperform the market in 1996 and beyond. As a result of equipment deliveries in 1995 and an emphasis on attracting owner/operators (drivers who supply their own tractors), Arnold Transportation Services can accomplish its growth objectives in 1996 without substantial expenditures for additional capital equipment in the upcoming year.

STRATEGIES FOR THE FUTURE

Common Market Identity

o Arnold Transportation Services (formerly Arnold Logistics) adopted its new name and marketing identity in 1995. The change emphasizes its primary mission as a truckload transportation provider and eliminates confusion regarding the term logistics, which better reflects the services provided by the value-added warehousing division.

o Since each division currently maintains its own customer base of Fortune 500 companies, the common identity will facilitate cross-selling the services of all divisions to current customers. Opportunities to combine truckload and value-added warehousing services will also be enhanced.

Regional Geographic Expansion

o Each division is seeking opportunities to grow through the internal development of new regional markets.

o Arnold Transportation Services has been successful in growing through acquisitions. The financial strength of Arnold Industries allows the company to continually evaluate acquisition opportunities.

Dedicated Fleet Operations

o The company will continue to pursue opportunities to operate dedicated services for specific customers. Past success has proven the company's capability in this area.

Information Technology

o Sales Automation - An innovative laptop computer based sales management system will allow the company to build common customer relationships across all divisions.

o On-Board Computers - Implementation of on-board computers now being piloted at SilverEagle will improve efficiencies and service throughout the company.

o Automated Dispatch - By developing the computerized dispatch system in one division, Dalworth, and then implementing the system in other divisions, all will benefit from our internally developed customized business solutions.

SILVEREAGLE

SilverEagle operates a fleet of approximately 500 tractors and 1,500 trailers, most of which are 53' plate trailers.
SilverEagle's corporate office and primary maintenance facility is in Jacksonville, Florida. Additional terminals and maintenance facilities are located in Atlanta and Albany, Georgia and Greensboro, North Carolina.

SilverEagle's revenue grew by 28% to approximately $62 million in 1995. This growth resulted from opportunities with existing core customers and the completion of the acquisition of T.W. Owens, Inc., a Southeast based regional truckload carrier with approximately $18 million in annual revenue.

Existing regional operations in Atlanta and Albany, Georgia performed well in 1995 despite the unfavorable economic conditions. Both of these operations should benefit from the increase in beverage sales and general business levels attendant to the Summer Olympic Games which will be held in Atlanta in 1996. SilverEagle opened a new Florida regional operation in late 1995. This operation, along with the planned expansion of the North Carolina regional operation, should contribute to additional growth in 1996.

SilverEagle will install on-board communications in its fleet early in 1996 and expects to achieve improved productivity through more timely communication and earlier identification of load matching opportunities. The commitment to on-board communications follows extensive review of industry experience and analysis of alternative technologies. We believe that as a result of the extra study and the increased competition in communication service providers over the last two years we will be able to achieve the benefits of on-board communication technology at lower costs than SilverEagle's competitors.

SilverEagle demonstrated that it is one of the best carriers to work for in the industry, as its driver turnover ratio dropped to an all-time low of 62% in 1995. This is a significant improvement from several years ago and results from the maturation of numerous programs designed to attract and retain qualified professional drivers. Programs were also initiated to develop a substantial owner/operator driver base in 1996. This program was very successful in attracting drivers in late 1995. We expect that this will facilitate continued profitable growth and maintenance of high service levels with lower capital outlay in the year ahead.

DALWORTH

Dalworth operates a fleet of approximately 550 tractors which includes 225 company-owned units and 325 owner/operator units. Dalworth's 1,200 trailer fleet includes nearly 1,000 wide-body 57' plate trailers, perhaps the largest fleet of its kind in the nation, plus 200 new 53' plate trailers. Dalworth's company-owned facilities include terminal and maintenance facilities in Houston, Grand Prairie and Paris, Texas and Muskogee, Oklahoma. Dalworth's corporate office is located in Grand Prairie, Texas.

Dalworth's revenue grew by 6% to $51 million in 1995. Its primary market, Texas intrastate, was deregulated early in the year. Deregulation, coincident with an increase in surplus hauling capacity at many of the national carriers, had an unfavorable impact on pricing and yields in Texas in 1995.

Dalworth invested resources in 1995 to provide a strong base for future growth and profitability. Substantial effort has gone into the development of a state-of-the-art proprietary dispatch system which will be installed during 1996. This system, which was designed to accommodate the short-haul nature of Dalworth's business, will make it easier to manage its driver assignments, pre-plan loads, track its equipment, and efficiently process billing, payroll and owner/operator settlements. Enhancements in driver, equipment and staff productivity should contribute to improved margins. The company also invested in additional sales resources in the Midwest during 1995. These resources have produced a steady stream of new account opportunities which support the growth plan for 1996.

Driver turnover at Dalworth improved in 1995, although further improvement in driver retention represents a significant cost saving opportunity that will be aggressively addressed in 1996. The factors that influence driver retention: driver pay, quality equipment, day-to-day communication and problem resolution, freight quality and a host of other items have been successfully addressed within other Arnold Transportation Services divisions, and we expect that Dalworth will also achieve substantial improvements in this area in 1996.

LEBARNOLD

LebArnold operates a fleet of approximately 240 company-owned tractors and 950 - 48' and 28' trailers. LebArnold has office, terminal and maintenance facilities in Camp Hill, Pennsylvania; Charlotte, North Carolina; Dayton, Ohio and Albany, New York.

LebArnold achieved 6% revenue growth and a 17% improvement in operating income in 1995. Improved operating performance was achieved through a strong focus on cost control and emphasis on dedicated services which increased the predictability of operational costs and business levels. LebArnold's flexibility in the dedicated fleet arena makes continued penetration of this market segment feasible. Conversion of private fleets and dedicated operations continues to be a high growth segment of the market.

LebArnold opened a new regional operation in Albany, New York and closed its Buffalo operation during 1995. The Albany business is an extension of existing customer relationships to a new location as well as the addition of a T. W. Owens account that was acquired by SilverEagle. LebArnold's growth has also been facilitated by a closer relationship with the Logistics division (formerly ADW). Through a more concentrated effort to control the flow of freight to and from the warehouse, Logistics has been able to identify new customers for LebArnold.

LebArnold reduced driver turnover in 1995, a tribute to improved training and driver support programs. LebArnold plans substantial expansion in its owner/operator fleet in 1996, which should have a favorable impact on business growth.


ARNOLD LOGISTICS

The Logistics division changed its name in 1995 to communicate more effectively its business purpose and identity to existing and potential customers. Arnold Logistics was formerly known as ADW, a division of LebArnold.

Arnold Logistics focuses on the development of innovative, value-added warehousing, distribution, packaging, kitting and information management solutions for Fortune 500 customers. Arnold Logistics manages approximately 1.8 million square feet of first class warehouse space in central Pennsylvania, 300,000 square feet in North Carolina and 150,000 square feet in Texas.

Revenue at Arnold Logistics grew by 16% in 1995 to $19 million. The division added 300,000 square feet of warehouse space in Pennsylvania during the year to meet customer growth needs, and assumed management responsibilities for warehouses in Texas. The Texas expansion provides Arnold Logistics with the opportunity to introduce its packaging, kitting and high value services to the existing customer base of other Arnold divisions. Demand has been strong for logistics services with these customers and it is likely that additional square footage will be required to meet growth needs in Texas in 1996.

The packaging business of Logistics, which was started in 1993, surged to 100% growth in 1995 over prior year levels, reinforcing our view that Arnold Logistics is filling an important gap in existing distribution channels. Arnold Logistics has been awarded another major Northeast distribution center and packaging contract for 1996.

The Arnold Logistics order fulfillment center continues to grow as its reputation for telemarketing services becomes known in the industry. Under this concept, the staff provides on-line order entry, credit card approval and demographic information gathering. Orders are available for pick/pack and immediate shipment, providing minimum order cycle time for Logistic's customers. Arnold Logistics has also expanded its role in the software reproduction and kitting business through a major commitment from another software manufacturer to assemble, warehouse and distribute new software products. Growth in this business segment could be substantial in 1996 as we focus on the software reproduction area.

                   CONSOLIDATED FIVE-YEAR STATISTICAL SUMMARY
                      ($ thousands except per share data)

                            1991       1992        1993        1994       1995
 Operating Revenues         196,202    233,620     272,697     302,390    330,136
 Net Income                  23,428     25,829      29,902      30,355     30,501
 Net Income Per Share           .88        .97        1.13        1.14       1.15

 Operating Revenues by Service
 Warehousing/Logistics       15,483     17,635      15,481      16,457     18,545
 Truckload                   51,101     77,958     100,694     126,300    144,534
 Less-than-Truckload        129,618    138,027     156,522     159,633    167,057


FINANCIAL STATEMENTS

CONTENTS

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Stockholders' Equity

Consolidated Statements of Cash Flows

Notes to Consolidated Financial Statements

Report of Independent Accountants


CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 1995 AND 1994
(dollars in thousands)

                                                  1995            1994
ASSETS

Current assets:
   Cash and cash equivalents                  $    5,770       $  23,555
   Marketable securities                           8,503          18,088
   Accounts receivable:
      Trade (less allowance for doubtful
        accounts of $1,108 and $896)              31,110          28,426
      Officers and employees                         234             132
   Deferred income taxes                           4,409           4,111
   Prepaid expenses and supplies                   4,668           4,357
   Refundable income taxes                         1,418             -

      Total current assets                        56,112          78,669

Property and equipment, at cost:
   Land                                           16,344           15,162
   Buildings                                      74,775           70,481
   Revenue and service equipment                 187,805          154,558
   Other equipment and fixtures                   22,319           19,380
   Construction in progress                        3,718            1,986
                                                 304,961          261,567
   Accumulated depreciation                      105,139           91,964
      Total property and equipment               199,822          169,603

Other assets:
  Goodwill, net of accumulated amortization
     of $1,680 and $1,293                           9,232            8,788
Investments in limited partnerships                10,679            2,237
   Cash value of life insurance, net                  530              530
   Other                                              502              452

      Total other assets                            20,943          12,007
                                                  $276,877        $260,279
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Notes payable                                    16,693          27,989
   Accounts payable, trade                           7,316           9,756
   Federal and state income taxes                      -             1,541
   Estimated liability for claims                    6,280           5,359
   Salaries and wages                                2,754           2,667
   Accrued vacation                                  4,315           4,056
   Accrued expenses - other                          2,535           2,462

    Total current liabilities                     39,893            53,830

Other long-term liabilities:
   Estimated liability for claims                    9,169           9,769
   Deferred income taxes                            25,995          18,947
   Notes Payable                                     5,049             -
   Other                                             1,404           1,275

      Total other long-term liabilities             41,617          29,991

Commitments and contingencies (Note 11)
Stockholders' equity:
   Common stock, par value $1.00; authorized
      100,000,000 shares; 29,942,628 issued in
      1995 and 1994                                 29,942          29,942
   Paid-in capital                                     153              75
   Retained earnings                               174,242         155,460
                                                   204,337         185,477
   Less treasury stock, at cost - 3,294,854 and
      3,313,584 shares in 1995 and 1994,
      respectively                                   8,970           9,019

      Total stockholders' equity                   195,367         176,458
                                                  $276,877        $260,279

The accompanying notes are an integral part of the consolidated financial statements.



CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
(dollars in thousands, except per share data)
                                            1995       1994       1993

Operating revenues                          $330,136   $302,390   $272,697
Operating expenses:
   Salaries, wages and related expenses      160,130    143,409    128,846
   Supplies and expenses                      50,542     45,179     41,489
   Operating taxes and licenses                9,297      8,924      7,908
   Insurance                                   6,816      6,067      6,308
   Communication and utilities                 4,297      3,707      3,360
   Purchased transportation                   22,755     20,988     16,275
   Rental of buildings, revenue
      equipment, etc., net                     1,296      1,670      2,094
   Depreciation and amortization              25,348     21,120     17,811
   Miscellaneous                               1,018      1,804      1,734
          Total operating expenses           281,499    252,868    225,825
          Operating income                    48,637     49,522     46,872
Other income (expenses) - net, including
   interest income of $996, $1,375 and $1,525   (736)      (394)     1,681
        Income before income taxes
              and extraordinary loss          47,901     49,128     48,553
Income taxes                                  17,400     18,384     18,651
         Income before extraordinary loss     30,501     30,744     29,902
Extraordinary loss, net of tax benefit           -          389        -
        Net income                          $ 30,501   $ 30,355   $ 29,902
Per share amounts
        Income before extraordinary loss    $   1.15   $   1.16   $   1.13
         Net income                         $   1.15   $   1.14   $   1.13
Weighted average common shares
   outstanding                            26,635,327 26,614,173 26,573,238


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
(dollars in thousands, except per share data)

                                        Common   Paid-in   Retained  Treasury
                                        Stock    Capital   Earnings  Stock

Balance - December 31, 1992            $14,971   $  1,618  $128,449   $ (9,023)
   Net income                              -          -      29,902        -
   Distribution of treasury stock
     due to exercise of stock options      -          105       -          145
   Cash dividends paid ($.35 per share)    -          -      (9,300)       -
   Reduction in SilverEagle acquisition
      price                                -          -         220       (220)
   Two-for-one stock split              14,971     (1,717)  (13,254)       -

Balance - December 31, 1993             29,942          6   136,017     (9,098)
   Net income                              -          -      30,355        -
   Distribution of treasury stock due to
     exercise of stock options             -           69       -           79
   Cash dividends paid ($.41 per
    share)                                 -          -     (10,912)       -

Balance - December 31, 1994             29,942         75   155,460     (9,019)
   Net income                              -          -      30,501        -
   Distribution of treasury stock due to
     exercise of stock options             -           78       -           49
   Cash dividends paid ($.44 per
    share)                                 -            -   (11,719)       -

Balance - December 31, 1995            $29,942    $    153 $174,242   $ (8,970)


The accompanying notes are an integral part of the consolidated financial statements.


                 CONSOLIDATED STATEMENTS OF CASH FLOWS
          FOR THE YEARS ENDED DECEMBER 31, 1995, 1994, AND 1993
                      (dollars in thousands)

                                                  1995       1994      1993

 Cash flows from operating activities:
   Net income                                     $ 30,501  $ 30,355  $ 29,902
   Adjustments to reconcile net income to net
      cash provided by operating activities:
        Extraordinary loss                             -          389       -
        Depreciation and amortization               25,546    21,101    17,830
        Gain on disposal of property and
           equipment                                (1,452)   (1,185)   (2,448)
        Equity in (earnings) losses of limited
           partnerships                                 30        48       (59)
        Provision for deferred taxes                 6,750     5,716     5,030
        Net (gain) loss on investments                (374)      355       452
        Changes in operating assets and liabilities:
           Increase in accounts receivable          (1,199)   (1,492)   (6,387)
           (Increase) decrease in prepaid
              expenses and supplies                   (196)     (568)      648
        Increase (decrease) in accounts
              payable, trade                        (2,440)    4,033       356
        Increase (decrease) in income taxes
             payable                                (2,959)       81     2,495
        Increase in estimated liability
              for claims                               322     1,677     1,332
        Increase (decrease) in accrued expenses        418       (73)    2,245
        Other, net                                     128        87       (97)

        Net cash provided by operating
              activities                            55,075    60,524    51,299

 Cash flows from investing activities:
   Proceeds from sale of investment
      securities                                    11,546    30,136    17,583
   Purchase of investment securities                (1,587)  (19,606)  (13,996)
   Proceeds from disposition of property
      and equipment                                  7,602     4,976     4,492
   Purchase of property and equipment              (52,606)  (49,940)  (52,844)
   Capital contributions in limited
      partnerships                                  (1,866)     (997)     (577)
   Distributions from limited partnerships              32        12       303
   Increase in cash value of life insurance            -         -         (85)
   Acquisition of DW Freight, Inc.                     -         -         170
   Acquisition of primary assets of
      T.W. Owens & Sons, Inc.                      (11,121)      -         -
   Other, net                                          (69)      (46)      243

        Net cash used in investing activities      (48,069)  (35,465)  (44,711)

 Cash flows from financing activities:
   Proceeds from employee stock options
      exercised                                        127       148       250
   Cash dividends paid                             (11,719)  (10,912)   (9,300)
   Principal payments on long-term debt            (13,199)      (52)     (750)

        Net cash used in financing activities      (24,791)  (10,816)   (9,800)

 Increase (decrease) in cash and cash
   equivalents                                     (17,785)   14,243    (3,212)
 Cash and cash equivalents at beginning of
    year                                            23,555     9,312    12,524

 Cash and cash equivalents at end of year         $  5,770  $ 23,555   $ 9,312

 Supplemental disclosures of cash flow
 information:
   Cash paid during the year for:
      Interest                                    $  1,741  $  1,311   $  1,334
      Income taxes                                $ 13,618  $ 12,668   $ 11,322

 Noncash investing activities in 1995 related to the recognition of the fair value of future capital contributions in limited partnerships of $6,951,000.

 The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED  FINANCIAL STATEMENTS

1.  Summary of Significant Accounting Policies:

Nature of Business:
The Company operates in the motor carrier industry, principally in the Eastern United States. Revenues are mainly generated proportionately from less-than-truckload and truckload hauling.

Principles of Consolidation:
The accompanying consolidated financial statements include the accounts of Arnold Industries, Inc. and all of its subsidiaries.
All material intercompany transactions and balances have been eliminated.

Revenue Recognition:
In accordance with industry practice, revenues from less-than-truckload hauling are allocated between reporting periods based on relative transit time in each reporting period with expenses recognized as incurred, and revenues from truckload hauling are recognized when the shipment is completed with expenses recognized as incurred.

Cash and Cash Equivalents:
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities:
At December 31, 1995 and 1994, marketable equity and debt securities have been categorized as available for sale and as a result are recorded at fair value. Realized gains and losses on the sale of securities are recognized using the specific identification method and are included in Other Income in the consolidated statements of income. Quoted market prices are used to determine market value.

Concentrations of Credit Risk:
Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, marketable securities, and trade accounts receivable. The Company places its cash and cash equivalents with high credit financial institutions, and limits the amount of credit exposure with any one financial institution. The Company's marketable securities consist principally of U.S. Government securities and municipal bonds. These securities are subject to minimal risk. Concentrations with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies.

Property and Equipment:
The Company depreciates the cost, less estimated residual value, of revenue equipment and other depreciable assets principally on the straight-line basis over their estimated useful lives.

The estimated useful lives used in computing depreciation on the principal classifications of property and equipment are as follows:

         Buildings                        15 - 31 years
         Revenue equipment                 3 -  7 years
         Service equipment                 3 -  6 years
         Other equipment and fixtures      4 -  7 years

Goodwill:
The excess of the cost of investments in subsidiaries over the fair market value of net assets acquired is shown as goodwill, which is being amortized on a straight-line basis over a maximum period of 40 years. The Company's policy is to record an impairment loss against the net unamortized cost in excess of net assets of businesses acquired in the period when it is determined that the carrying amount of the asset may not be recoverable. An evaluation is made at each balance sheet date (quarterly) and it is based on such factors as the occurrence of a significant event, a significant change in the environment in which the business operates or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset.

Investments in Limited Partnerships:
The Company's investments in low-income housing limited partnerships reflect their cash investment plus the present value of required future contributions net of amortization of any excess of cost over the estimated residual value.

Use of Estimates:
The preparation of the Company's financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The consolidated financial statements include estimates for claims outstanding, the future recoverability of deferred tax assets, the allowance for uncollectible accounts receivable and residual value of several limited partnerships accounted for on a cost basis. Actual results could differ from those estimates.

Income Taxes:
In accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS 109), deferred income taxes are accounted for by the liability method, wherein deferred tax assets or liabilities are calculated on the differences between the bases of assets and liabilities for financial statement purposes versus tax purposes (temporary differences) using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax expense in the consolidated statements of income is equal to the sum of taxes currently payable plus an amount necessary to adjust deferred tax assets and liabilities to an amount equal to period-end temporary differences at prevailing tax rates.

Treasury Stock:
Treasury stock is carried at cost, determined by the first-in, first-out method.

Per Share Amounts:
Per share amounts are computed based on the weighted average number of common shares outstanding during the year. No consideration has been given to common share equivalents (stock options) since the effect of their inclusion is not material.

2.  Marketable Securities:

The amortized cost and market value of investment securities at December 31, 1995 and 1994 follows:

                                    1995                    1994
                           Amortized    Market     Amortized    Market
(in thousands)             Cost         Value      Cost         Value

U.S. treasury securities      -            -       $ 5,596      $ 5,367
Municipal bonds            $7,426       $7,429      11,431       11,270
Equity securities           1,000        1,000       1,143        1,248
Accrued interest
   receivable                  74           74         203          203
Total                      $8,500       $8,503     $18,373      $18,088

The net gain (loss) on marketable securities recorded during the years ended 1995, 1994 and 1993 amounted to $374,000, $(355,000), and $(102,000), respectively.

The contractual maturities of debt securities available for sale at December 31, 1995 are as follows:

(in thousands)                                 Market Value
Due within one year                            $4,390
Due after one year through five years           3,039
                                               $7,429
3.  Notes Payable:

The Company has unsecured working capital lines of credit with maximum borrowings of $31,500,000 of which $14,790,000 and $27,989,000 were outstanding at December 31, 1995 and 1994. Borrowings under these agreements bear interest at fixed rates quoted by the bank at the time of borrowing. The current inter-est rate on the outstanding balance was 6.0%. For the years ended December 31, 1995, 1994 and 1993, the weighted average inter-est rate on short-term borrowings outstanding was 5.65%, 4.49% and 3.76%, respectively.

In connection with its investments in low income housing limited partnerships, the Company is required as of December 31, 1995 to make additional contributions over the next six years as follows:
1996, $1,981,000; 1997, $1,742,000; 1998, $1,712,000; 1999,
$1,209,000; 2000, $1,189,000; and 2001, $200,000.  The additional contributions of $8,033,000 were discounted to $6,951,000 using the Company's incremental borrowing rate of 6%. Management anticipates that the cash flow from the tax credits generated by these investments will approximate the additional contributions during this period.

4.  Stock Option and Stock Purchase Plans:

Stock Option Plans:
The Company has a stock option plan which provides for the granting of options to purchase shares of the Company's stock to certain executives, employees, consultants and directors.

Options to acquire up to 1,625,000 shares of the stock may be granted to employees and consultants of the Company. Such options carry various restrictions. Under the plan, certain options granted to employees will be qualified incentive stock options within the meaning of Section 422A of the Internal Revenue Code and other options will be considered nonqualified stock options. The incentive stock options may be granted for no less than market value at the date of grant and nonqualified stock options may be granted for no less than half of market value at the date of grant. Also, no employee may participate in the incentive stock option plan if immediately after the grant he or she would own directly or indirectly more than 10% of the stock of the Company.

Transactions and other information relating to the stock option plan for the three years ended December 31, 1995 are summarized below:

                                            Stock Option Plan
                                   Shares         Price Per Share
Balance, outstanding  -
 December 31, 1992                 703,300         $ 4.46 to $15.62
   Options granted                 362,000         $11.44 to $13.94
   Options exercised               (54,200)        $ 4.46 to $13.94
   Options expired                  (2,000)        $ 7.25
Balance, outstanding -
 December 31, 1993               1,009,100         $ 4.46 to $15.62
   Options granted                 135,600         $18.25 to $18.50
   Options exercised               (29,490)        $ 4.46 to $13.94
   Options expired                 (11,100)        $ 7.25 to $18.50
Balance, outstanding -
 December 31, 1994               1,104,110         $ 4.46 to $18.50
    Options granted                  -                     -
    Options exercised              (18,730)        $ 4.46 to $ 7.25
    Options expired                (28,700)        $ 7.25 to $18.50
Balance, outstanding -
 December 31, 1995               1,056,680         $ 4.46 to $18.50
    Options exercisable -
 December 31, 1995                 423,222         $ 4.46 to $18.50

Stock Purchase Plan:
Effective November 15, 1992, the Company adopted a stock purchase plan which replaced a similar plan adopted in 1975. The 1992 stock purchase plan is available to all eligible employees.
Under the plan, subscriptions of each subscribing employee are remitted to a custodian for investment in the common stock of the Company.

Minimum and maximum contributions under the 1992 plan are $520 and $8,200 for each employee in any one year. The minimum and maximum contributions under the 1975 plan were $300 and $3,000 for each employee in any one year. At least monthly the custodian purchases the stock in the over-the-counter market and the Company allocates all purchased shares based on average price for all purchases and individual payroll deduction amounts. Under the 1992 plan, the Company is responsible for all costs of stock purchases and stock sales within the plan and any administrative costs related to issuance of stock certificates. Employees are responsible for the expense of sale or transfer on issued stock certificates. The 1975 plan required that employees pay all of the custodian and brokerage fees.

During October 1995, the FASB issued Statement No. 123, "Accounting for Stock-Based Compensation." SFAS 123 encourages employers to adopt its prescribed fair value-based method of accounting to recognize compensation expense for employee stock compensation plans; however, it does allow the Company to continue to account for its plan using its current method. The Company intends to adopt the provisions of SFAS 123 effective January 1, 1996 under its disclosure-only alternative.

5.  Income Taxes:

Consolidated income tax expense consists of the following:

(dollars in thousands)          1995            1994             1993
Currently payable:
  Federal                       $  8,960        $10,198          $10,889
  State                            1,690          2,470            2,732
                                  10,650         12,668           13,621
Deferred:
  Federal                          5,626          4,867            4,254
  State                            1,124            849              776
                                   6,750          5,716            5,030
Total income tax expense         $17,400        $18,384          $18,651

The effective income tax rates of 36.3% in 1995, 37.4% in 1994 and 38.4% in 1993 differ from the federal statutory rates for the following reasons:
                                      1995          1994             1993
Statutory federal income tax rate     35.0%         35.0%            35.0%
State income taxes, net of
  federal income tax benefit           3.8           4.4              4.7
Tax-free investment income
  and other                           (2.5)         (2.0)            (1.3)
                                      36.3%         37.4%            38.4%

Deferred tax liabilities (assets) are comprised of the following at December 31:

(dollars in thousands)                        1995        1994
Property and equipment, principally due
  to differences in depreciation              $29,052     $23,482
Limited partnership investments,
  principally due to differences in tax
  basis                                         1,313         899
Other                                             346         304
         Gross deferred tax liabilities        30,711      24,685
Estimated liability for claims, principally
  due to differences in timing of recognition
  of expense                                   (6,068)     (6,135)
Net operating loss carryforwards of
  pooled subsidiary                               (26)       (842)
Vacation liability, principally due to
  differences in timing of recognition
  of expense                                   (1,466)     (1,312)
Other                                          (1,565)     (1,560)
         Gross deferred tax assets             (9,125)     (9,849)
                                              $21,586     $14,836

6.  Common Stock:

On November 5, 1993, the Company's Board of Directors declared a two-for-one stock distribution payable on December 17, 1993 to stockholders of record on November 22, 1993. The distribution increased the Company's issued stock by 14,971,314 shares. All references in the financial statements to numbers of shares outstanding and related dividends, per share amounts and stock plan data have been restated to reflect the stock split.

7.  Profit Sharing Plans:

The Company has trusteed profit sharing plans for all employees meeting certain eligibility tests. The plans may be amended at any time at the discretion of the Board of Directors. Approximate charges to income for contributions to the plans amounted to $1,662,000, $1,518,000 and $1,477,000 for 1995, 1994
and 1993, respectively.

8.  Pension Plans:

Charges to income for pension expense for 1995, 1994, and 1993 approximates $6,599,000, $6,352,000 and $5,586,000, respectively, representing payments to multiemployer pension plans under the provisions of various labor contracts. Under the Multiemployer Pension Plan Amendments Act of 1980 (the Act), an employer withdrawing from a multiemployer pension plan is liable for a portion of the unfunded vested benefit obligations of such plan. The Act treats an employer as having withdrawn when the employer either permanently ceases to have an obligation to contribute to the plan or permanently ceases all covered operations under the plan. The Company presently has no plans to withdraw from a multiemployer pension plan.

The Company also offers a supplemental defined benefit pension plan for certain key officers and employees with payments to begin five years following retirement. Death and disability benefits are also provided. The amount of annual pension benefit is determined by the Board of Directors. The charge to income for this plan was $140,000, $141,000 and $131,000 for 1995, 1994, and 1993, respectively. The following table sets forth the supplemental plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1995 and 1994:

(dollars in thousands)                   1995             1994
Actuarial present value of benefit
      obligations:
  Vested benefit obligation              $  479           $  343

  Accumulated benefit obligation         $1,343           $1,138
Projected benefit obligation for
  service rendered to date               $1,343           $1,138
Plan assets at fair value                   -                -
Plan liability under projected benefit
  obligation                              1,343            1,138
Unrecognized net gain                         1               74
Unrecognized net asset at transition         58               63
Accrued pension cost                     $1,402           $1,275

The following table sets forth components of net pension cost for the supplemental plan recognized in the Company's consolidated income statements for the years ended December 31, 1995, 1994 and 1993:

(dollars in thousands)                1995            1994             1993
Service cost - benefits earned
  during the period                   $ 61            $ 72             $ 70
Interest cost on projected benefit
  obligation                            85              75               67
Net amortization and deferral           (6)             (6)              (6)
Net pension cost                       $140            $141             $131

The discount rates used in accounting for the pension plan as of December 31, 1995 and 1994 were 7.0% and 7.5%, respectively.

9.  Fair Value of Financial Instruments:

Financial instruments include cash and cash equivalents, marketable securities, investments in limited partnerships and notes payable. At December 31, 1995 the carrying amount of cash equivalents approximates fair value because of the short-term maturity of those instruments, and the market value of marketable securities approximates amortized cost. With respect to investments in limited partnerships, management has determined that the resulting carrying value approximates estimated fair market values. The fair value of the Company's obligations for contributions to limited partnerships approximates its carrying value.

The fair market value of the Company's notes payable approximates its carrying value and was based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities.

10.  Transactions With Affiliates:

Accounting and legal fees totaling approximately $733,000, $762,000 and $669,000 in 1995, 1994 and 1993, respectively, were paid or accrued to firms in which certain directors have financial interests.

11.  Commitments and Contingencies:

By agreement with its insurance carriers, the Company has assumed liability in any single occurrence for Workmen's Compensation and Property Damage up to $1,000,000 and for Public Liability up to $1,000,000 for the first occurrence and up to $500,000 for each subsequent occurrence with excess liability assumed by the insurance carriers up to $52,000,000. In conjunction with these agreements, the Company has issued irrevocable letters of credit to guarantee future payments of claims to the insurance carriers. At December 31, 1995, the outstanding balance of the letters of credit was $11,695,000 on a total commitment of $12,000,000.

12.  Extraordinary Loss:

The Trucking Industry Regulatory Reform Act of 1994 deregulated intrastate trucking. As a result, the Company recorded an extraordinary loss, net of income taxes, of approximately
$389,000 relating to the write-off of the unamortized balance of intrastate operating rights.

13.  Acquisition:

On January 3, 1995, the Company purchased for approximately $11,121,000 in cash substantially all of the accounts receivable, property, revenue and other equipment and resulting goodwill of a Georgia-based truckload transportation company. Arnold Industries did not assume any of the liabilities of the Georgia company.


REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Arnold Industries, Inc.
Lebanon, Pennsylvania:

We have audited the accompanying consolidated balance sheets of Arnold Industries, Inc. and subsidiaries as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arnold Industries, Inc. and subsidiaries as of December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


                                      /s/ Coopers & Lybrand L.L.P.

                                      COOPERS & LYBRAND L.L.P.

One South Market Square
Harrisburg, Pennsylvania
February 24, 1996


QUARTERLY PERFORMANCE
($ thousands except per share data)


             Operating          Operating            Net
             Revenues           Income               Income

Quarter   1995     1994      1995     1994        1995    1994
First     83,417   75,029    13,418   11,912      8,509    7,421
Second    83,383   65,982    13,652    8,388      8,523    5,311
Third     81,898   80,868    11,236   14,717      7,073    8,570
Fourth    81,438   80,511    10,331   14,505      6,396    9,053
         330,136  302,390    48,637   49,522     30,501   30,355



               Net Income                        Dividends
                Per Share                        Per Share

Quarter      1995         1994               1995         1994
First         .32          .28                .11          .10
Second        .32          .20                .11          .10
Third         .27          .32                .11          .10
Fourth        .24          .34                .11          .11
             1.15         1.14                .44          .41

PRICE RANGE COMMON STOCK*

                             1995                              1994
                     HIGH             LOW             HIGH             LOW

First Quarter        20 3/4           17 3/8          22 3/4           18 3/4
Second Quarter       18 1/2           16 1/4          21               18
Third Quarter        19 1/4           16 3/4          20 1/4           18
Fourth Quarter       18 3/4           15 7/8          23 1/2           18

*Prices shown are the actual high and low closing prices for the periods indicated.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Results of Operations

   Arnold Industries' operating revenues, as set forth below, are from four separate operating subsidiaries:

         New Penn Motor Express, Inc. ("New Penn")
         Arnold Transportation Services:
            Lebarnold, Inc. ("Lebarnold")
            SilverEagle Transport, Inc. ("SilverEagle")
            D.W. Freight, Inc. ("D.W.")

   New Penn is a less-than-truckload (LTL) transportation company. Lebarnold, SilverEagle and D.W. provide truckload (TL) transportation services. In addition, Lebarnold, under the name
Arnold Logistics, provides specialty warehousing operations and related transportation services.

Operating Revenues

(dollars in millions)      Total                         LTL
                    Amount     % Increase        Amount      % Increase
1995                $330.1           9           $167.1            5
1994                 302.4          11            159.6            2
1993                 272.7          17            156.5           13

                                                       Warehousing/
                         Truckload                   Related Trucking
                    Amount     % Increase         Amount      % Increase
1995                $144.4          14            $18.6            13
1994                 126.3          25             16.5             6
1993                 100.7           2             15.5           (12)

   The revenue growth at New Penn for 1995 over 1994 was primarily due to the tonnage increase in 1995 to 920,581 tons from 887,835 tons in 1994, a 4% increase. The revenue growth for both New Penn and the Arnold Transportation Companies in 1995 was affected substantially by discounted pricing as a result of excess capacity in the transportation industry. This excess capacity was a result of many trucking companies expanding their equipment fleets in a slowing economic environment during 1995. New Penn's tonnage for 1994 increased to 887,835 tons from 880,040 tons in 1993, a 1% increase. The year 1994 was adversely affected by the national work stoppage which closed New Penn for twenty-four days in April 1994.

   The Arnold Transportation Companies increased their revenue 14% for 1995 over 1994. Most of this increase was due to the acquisition of T.W. Owens & Sons, Inc., a Georgia based $18 million annual revenue regional truckload carrier. Approximately $9 million of revenue was retained from T.W. Owens customers.
The additional capacity acquired in the Owens transaction was used to increase business with SilverEagle's existing customer base. Truckload revenues for 1994 increased 25% over 1993. In March, 1994, D.W. acquired substantially all of the assets of H.R. Hill, Inc., a $10 million annual revenue truckload and warehousing company, which accounted for two-fifths of the revenue increase for 1994. The balance of 1994's revenue growth was primarily due to increased tonnage from new and existing customers at each of the truckload companies.

   Set forth is a schedule showing the operating revenues of the four operating subsidiaries.


                      1995             1994             1993
                 Amount     %     Amount     %     Amount     %
New Penn         $167.1    50     $159.6    53     $156.5    57
SilverEagle        62.3    19       48.8    16       41.3    15
D.W.               51.7    16       48.7    16       34.3    13
Lebarnold
  Trucking         30.4     9       28.8    10       25.1     9
  Warehousing &
  Related
  Trucking         18.6     6       16.5     5       15.5      6
TOTAL            $330.1   100%    $302.4   100%    $272.7    100%

         NOTE:           The assets of T.W. Owens & Sons, Inc. were
         acquired by SilverEagle in January 1995 and H.R. Hill,
         Inc. by D.W. in March 1994. Both companies were acquired as purchases and no revenues are shown for these acquisitions prior to these respective dates.

   The following tables set forth, for the years indicated, the percentages of operating expenses and operating income to operating revenues.


                             New Penn Motor           Arnold Transportation
                        Express & Related Companies         Services
                         1995     1994      1993      1995     1994      1993
Operating Revenues      100.0%    100.0%    100.0%    100.0%   100.0%    100.0%
Operating Expenses
  Salaries, wages and
   related expenses      58.4      57.5      56.8      38.3     36.1      34.5
  Supplies and
   expenses               9.8       9.7       9.7      20.9     20.8      22.6
  Operating taxes and
    licenses              3.5       3.7       3.5       2.2      2.2       2.1
  Insurance               1.5       1.5       1.5       2.7      2.6       3.5
  Communication and
    utilities             1.1       1.1       1.1       1.5      1.3       1.4
  Purchased
     transportation       1.0       1.0       1.0      12.9     13.6      12.7
  Rental of buildings,
     revenue equipment,
     etc., net            (.4)      (.4)      (.2)      1.2       1.6      2.0
  Depreciation and
     amortization         4.9       4.5       4.0      10.5       9.7     10.0
  (Gain) on sale of
     equipment            (.4)      (.2)      (.1)      (.4)      (.5)     (.4)
  Miscellaneous            .4        .9        .6       1.1       1.1      1.1
    Total Operating
      Expenses            79.8      79.3      77.9      90.9     88.5     89.5
Operating Income          20.2%     20.7%     22.%        19.1%  11.5%    10.5%

   The operating expenses of New Penn and its related companies' increased to 79.8% of operating revenues in 1995 from 79.3% in 1994. Salaries, wages and related expenses increased to 58.4% in 1995 from 57.5% in 1994, primarily as a result of increased drivers' wages and benefits. Depreciation expense increased to 4.9% of operating revenues in 1995 from 4.5% in 1994 and 4.0% in 1993, as a result of additional upgrading of revenue equipment and terminals. Operating expenses increased to 79.3% in 1994 from 77.9% in 1993, primarily as a result of the twenty-four day work stoppage, which reduced revenues substantially for April 1994.

   The Arnold Transportation companies' salaries, wages and related expenses increased to 38.3% in 1995 from 36.1%, primarily as a result of decreased revenue per mile. Purchased transportation costs decreased as a percentage of revenue in 1995 over 1994 because of higher revenue without a proportionate increase in owner/operators. In 1994 salaries, wages and related expenses increased and supplies and expenses decreased from 1993, due to an increase in drivers' wages in conjunction with the elimination of drivers' per diem allowances. In addition, there was a 10% wage increase in drivers' wages during 1994. Increases in purchased transportation costs in 1994 over 1993 were the result of using additional owner/operators.

   Arnold Industries' operating income for 1995 decreased $.9 million or 2% over 1994, and 1994 increased $2.7 million or 6% over 1993. The excessive discounting and excess capacity within the industry had a substantial negative effect in 1995. The work stoppage at New Penn in April 1994 had a substantial negative impact on the Company's 1994 operating income. New Penn's I.C.C. operating ratio was 81.5% for 1995, compared to 80.7% for 1994 and 79.2% for 1993.

   Other income, net of interest expense for 1995, was lower due to higher interest rates on short-term borrowings and a reduction in marketable securities invested during the year. In addition, 1995 was affected by amortization of investments in low-income housing limited partnerships in the amount of $.3 million. This was offset by a gain on marketable securities of $.4 million in 1995. Interest income was reduced by $.4 million for 1995 from 1994. Interest expense increased by $.4 million in 1995. Other income in 1994 was lower as a result of a gain on the sale of a terminal in the amount of $1.8 million in 1993. In addition, interest income was lower by $.2 million in 1994 over 1993 due to reduced interest rates and reduced investments. The reductions in investment securities held in 1995 and 1994 were primarily due to the asset acquisitions from T.W. Owens in 1995 and H.R. Hill in 1994.

   The effective income tax rates for 1995, 1994 and 1993, were 36.3%, 37.4% and 38.4%, respectively. The reductions in the effective tax rates are due primarily to tax credits generated by investments in low-income housing limited partnerships.

   Net income for 1995 was $30.5 million compared to $30.3 million for 1994. Net income per share in 1995 was $1.15 compared to $1.14 for 1994. This compares to $29.9 million or $1.13 per share in 1993. 1994 results were reduced by an extraordinary loss of $.4 million net of tax benefit due to a write-off of the unamortized balance of intrastate operating rights following enactment of the Trucking Industry Regulatory Reform Act of 1994, which deregulated intrastate trucking effective January 1, 1995. Net income per share in 1993 reflected an approximate $.04 per share gain after tax on the sale of a truck terminal. This was offset by approximately $.04 per share higher taxes as a result of the increase in the effective income tax rate for 1993.

Capital Expenditures

   The total property and equipment purchases (net of dispositions) amounted to $53.6 million for 1995, compared to $45.0 million for 1994 and $48.4 million for 1993. This included equipment purchases of $8.6 million in the T.W. Owens acquisition in 1995 and approximately $10 million as a result of the H.R. Hill acquisition in 1994. As a result of the slow-down in the economy and over-capacity in the industry, capital expenditures are projected at $17 million for 1996, excluding any acquisitions.

Liquidity and Capital Resources

   Cash, cash equivalents, and marketable securities totaled $14 million at the end of 1995 compared to $42 million at the end of 1994 and $38 million at the end of 1993. The decrease for 1995 was partially a result of payment of a line of credit in the amount of $13 million in the fourth quarter of 1995. The balance of the decrease was due to the substantial amount of investment in equipment and terminals. Working capital amounted to $16 million at the end of 1995 compared to $25 million at the end of 1994 and $24 million at the end of 1993. Net cash provided by operating activities for 1995 was $55.1 million compared to $60.5 million for 1994 and $51.3 million for 1993.

   The Company's current cash position, funds invested in marketable securities and cash flow generated from future operations are expected to be sufficient to finance anticipated capital expenditures. These funds may be supplemented when necessary or desirable by short or long-term borrowing.

Inflation

   During 1995, the Company believes that inflation had a minimal effect on operating results. However, most of the Company's expenses are subject to inflation which results in increased costs.

Seasonality

   In the trucking industry, results of operations show a seasonal pattern because of customers' reduced shipments in the winter months. In addition, operating expenses are usually higher during the winter months.

Current Trends

    On January 2, 1996, New Penn effected a general rate increase of 4.9%. This rate increase affected approximately 33% of its customers. Other customer rates are subject to negotiated contracts and agreements. Discounting of rates and over-capacity in both the LTL and TL segments of the industry in 1995 has continued into 1996. The Company is continuing to emphasize the use of information technology to improve efficiencies and reduce costs.

   In 1995, New Penn expanded services into the State of Indiana through an established partner and formed a new partnership in Canada offering two-day service to the entire Province of Ontario.

   In January 1995, SilverEagle acquired substantially all of the assets of T.W. Owens & Sons, Inc., a Georgia based regional truckload carrier. The majority of this operation was integrated into SilverEagle.

   The Company continues to seek niche markets requiring high levels of customized service which offer above average returns for the expertise required to serve them. Management believes that growth opportunities remain for both the LTL and TL companies through improved marketing efforts, expansion of regional markets and continued refinement of information technology. In December 1995, the Company registered up to $75 million worth of common stock and warrants for possible use in connection with future business acquisitions. Management will continue to evaluate opportunities to expand in both the LTL and TL segments of the industry.

TEN-YEAR FINANCIAL SUMMARY<F1>
(dollars in thousands, except per share data)


 Fiscal Year                     1995     1994    1993     1992      1991     1990     1989     1988     1987     1986
 Income
 Operating revenues             330,136  302,390  272,697  233,620  196,202  188,830  167,589  148,196  124,176   99,062
 Operating expenses
 Depreciation and amortization   25,348   21,120   17,811   14,222   11,500   10,527   11,021    9,906    8,973    6,098
 Operating taxes and licenses     9,297    8,924    7,908    6,780    5,887    4,836    4,537    4,147    3,593    2,968
 Other                          246,854  222,824  200,106  172,304  142,080  137,027  123,121  109,397   92,886   73,625

 Operating income                48,637   49,522   46,872   40,314   36,735   36,440   28,910   24,746   18,724   16,371
 Non-operating income (expense)
 Interest income (expense), net    (711)      35      355      246      195   (1,123)  (1,180)    (923)    (691)    (221)
 Other                              (25)    (429)   1,326      (71)      10     (449)     884    4,142     (287)   2,773

 Income before income taxes,
 extraordinary loss, and
 cumulative effect of change
 in accounting principle         47,901   49,128   48,553   40,489   36,940   34,868   28,614   27,965   17,746   18,923

 Income taxes                    17,400   18,384   18,651   14,660   13,512   12,452   10,939   10,543    8,171    9,358

 Income before extraordinary
 loss and cumulative effect of
 change in accounting principle  30,501   30,744   29,902   25,829   23,428   22,416   17,675   17,422    9,575    9,565

 Extraordinary loss, net
 of tax benefit<F5>                 -        389      -        -        -        -        -        -        -        -

 Cumulative effect of change in
 accounting for income taxes<F6>    -        -        -        -        -        -      1,322      -         -       -

 Net income                      30,501   30,355   29,902   25,829   23,428   22,416   18,997   17,422    9,575    9,565


 Per Share Data<F2>
 Income before extraordinary
 loss and cumulative effect
 of change in accounting
 principle                         1.15     1.16     1.13      .97       .88     .84       .67      .67      .37      .38
 Net income                        1.15     1.14     1.13      .97       .88     .84       .71      .67      .37      .38
 Cash dividends declared            .44      .41      .35      .32       .29     .25       .22      .11      .06      .05
 Book value                        7.33     6.63     5.90     5.12      4.46    3.86      3.31     2.76     2.16     1.76

 Financial Position - Year End
 Cash, temporary investments and
 marketable securities<F3>       14,273   41,643   38,285   45,186    57,558   37,184   26,826   25,318   15,029   11,407
 Working capital<F4>             16,219   24,839   24,093   29,856    55,664   30,877   24,049   23,575   11,558   10,360
 Property and equipment-net     199,822  169,603  144,148  110,674    88,250   91,393   83,540   67,346   58,291   44,097
 Total assets                   276,877  260,279  228,361  197,203   170,668  159,973  136,313  116,197   94,081   72,936
 Long-term debt                   5,049      -        -        476    17,603   19,479   19,749   14,812   12,840    6,685
 Stockholders' equity           195,367  176,458  156,867  136,015   118,502  102,362   87,681   72,589   55,520   45,210

 Other Data
 Percentage return on average
 stockholders' equity              16.4     18.2     20.4     20.3      21.2     23.6     23.7     27.2     19.0     23.4
 Net cash provided by
 operating activities            55,075   60,524   51,299   34,518    35,898   36,639   29,471   25,195   23,136   14,752

<F1>
    1. D.W. Freight, Inc. was acquired in April 1992 and is accounted for under the purchase method - asset exchange acquisitions from H.R. Hill and T.W. Owens occurred in March 1994 and January 1995, respectively.
<F2>
    2. Adjusted to give retroactive effect to the two-for-one stock split in 1993, the two-for-one stock split in 1991, the three-for-two stock split in 1988, the five-for-four stock split in 1987, and the two-for-one stock split in 1986.
<F3>
    3.  Excludes restricted cash.
<F4>
    4. Certain liabilities with respect to claims were reclassified as long-term beginning in 1991.
<F5>
    5.  Write-off of the unamortized balance of intrastate operating rights.
<F6>
    6.  The Company adopted SFAS No. 96, "Accounting for Income Taxes," in 1989.



BOARD OF DIRECTORS

E. H. Arnold
Chairman, President and Director
Arnold Industries, Inc.

Kenneth F. Leedy
Executive Vice President and Director
Arnold Industries, Inc.

Heath L. Allen, Esq.
Secretary and Director
Partner - Keefer, Wood, Allen and Rahal
Harrisburg, PA

Ronald E. Walborn, CPA
Treasurer and Director
President - Walborn Shambach Associates
Harrisburg, PA

Arthur L. Peterson
Director
Executive Director - Florida Association of
Colleges and Universities, Madeira Beach, FL

Carlton E. Hughes
Director
Chairman - Stewart-Amos Steel, Inc.
Harrisburg, PA

STOCKHOLDER INFORMATION

Counsel
Messrs. Keefer, Wood, Allen and Rahal
210 Walnut Street
Harrisburg, PA  17101

Auditors
Coopers & Lybrand L.L.P.
One South Market Square
Harrisburg, PA  17101

Registrar and Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016

Stock Listing
Arnold Industries common stock is traded on the NASDAQ National Market System. The stock symbol is AIND. In newspapers, the stock is listed as "ArnoldInd", "Arnold Inds" or similar variations. There were approximately 1200 record- holders of the Company's common stock as of March 18, 1996. The number of beneficial owners is considerably greater.

Annual Meeting of Stockholders
The Arnold Industries 1996 Annual Meeting of Stockholders will be held 4:00 PM, May 1, 1996 at the Lebanon Country Club, 3375 West
Oak Street, Lebanon, Pennsylvania

Investor Information
Stockholders, securities analysts, portfolio managers, representatives of financial institutions and individuals seeking financial and operating information, including copies of Form
10-K, may contact:


Corporate Secretary
Arnold Industries, Inc.
625 South Fifth Avenue
Lebanon, PA  17042
(717) 274-2521

Copies of the Company's Form 10-K will be supplied to stockholders upon request without charge.

Dividend Reinvestment/Cash Purchase Plan
This plan enables you, as a stockholder, to apply your dividends on the Company's stock towards the purchase of additional shares of Arnold Industries, Inc. common stock on an automatic basis. Also, at your option, you may make quarterly cash payments from $25 to $3,000 to purchase additional stock. The Company pays the brokerage commissions and administrative fees connected with your participation in this Plan. Participation in the Plan is entirely voluntary and you may enroll or withdraw at any time. The Plan is administered by Registrar and Transfer Company, Arnold Industries' stock transfer agent. For information call 800-368-5948.

Quarterly Reports
The Company presently sends to its stockholders of record a quarterly report from its President, Edward H. Arnold, summarizing results of operations for the most recent quarter. If you are not a stockholder of record, but instead hold your stock in the name of a broker or other nominee, you may also receive these quarterly reports by requesting this report and supplying your mailing address to the Company. Requests should be mailed to the Company to the attention of the Corporate Secretary.

COMPANY EXECUTIVES

NEW PENN MOTOR EXPRESS, INC.
         E. H. Arnold, President
         Kenneth F. Leedy, Executive Vice President
         Stephen M. O'Kane, Senior Vice President
         Donald G. Johnson, VP, Management Systems
         Terrence P. Ryan, VP, Sales
         Steven J. Ginter, VP, Marketing
         Andrew J. Kerlik, VP, Personnel & Safety
         Thomas E. Manbeck, VP, Administration
         Timothy D. Hoffman, VP, Properties
         Charles J. Kachel, VP, National Accounts
         Frank Santanella, VP, Eastern Division
         Anthony S. Nicosia, Division VP Sales
         Charles A. Zaccaria, VP, Northern Division
         John F. Mahon, Jr., VP, Central Division
         Thomas P. McDonald, Division VP, Sales
         Shawn P. Nolan, VP, Western Division
         Gary L. Pardoe, Division VP, Sales


ARNOLD TRANSPORTATION SERVICES
         Robert J. Petruzzi, COO
         Paul L. Shiffler, CFO

SILVEREAGLE
         Stephen J. Silverman, President

DALWORTH
         James E. Rushing, President

LEBARNOLD
         Kurt E. Morgan, Vice-President/General Manager

ARNOLD LOGISTICS
         Douglas B. Enck, Vice President/General Manager


(Back Cover)

Arnold Industries, Inc. Logo

Corporate Headquarters
625 South Fifth Avenuye
Lebanon, Pennsylvania  17042
(717) 274-2521

                       APPENDIX TO ARNOLD INDUSTRIES, INC.
                               1995 ANNUAL REPORT
                      DESCRIBING GRAPHIC AND IMAGE MATERIAL


Page 1 - President's Letter to Stockholders includes a picture of E.H. Arnold, Company President.

Pages 2 and 3 - Description of New Penn includes the following material:

         Map of Eastern and Middle United States with portions of Quebec and Ontario Provinces and Puerto Rico shaded to indicate New Penn's Northeast regional service, Inter-regional service and International service areas;

         Bar graph representing New Penn revenue (in millions) for years 1991 ($130); 1992 ($138); 1993 ($157); 1994
         ($159) and 1995 ($167);

         Bar graph representing New Penn operating income (in millions) for years 1991 ($30); 1992 ($31); 1993 ($35);
         1994 ($33) and 1995 ($34);

         Picture of New Penn tractor and trailer with caption, "New Penn provides overnight Northeast regional LTL service, two-day service to Ontario and Quebec, Canada and international service.";

         Picture of New Penn tractor and trailer with caption, "New Penn's Puerto Rico business grew by over 30% in 1995.";

         Picture of New Penn driver in cab with caption, "On-board computers are being piloted in our Trenton terminal.";

         Picture of New Penn dispatch room with caption, "Our computerized dispatch system has been implemented at all terminal facilities to improve service reliability and operating efficiency."

Page 4 - Description of Arnold Transportation Services includes the following material:

         Picture of tractor-trailers with caption, "Arnold
         Transportation Services operates three regional truckload divisions and an asset-based logistics company.";

         The following chart:

         Arnold Transportation Services

                              Region                      1995

         SilverEagle          Southeast               $ 62 Million
         Dalworth             Southwest/Midwest         51 Million
         LebArnold            Northeast                 31 Million
         Logistics            Northeast/Southwest       19 Million

         Bar graph representing revenue of Arnold Transportation
         Services (in millions) for years 1991 ($66); 1992
         ($96); 1993 ($116); 1994 ($143) and 1995 ($163);

         Bar graph representing operating income of Arnold
         Transportation Services (in millions) for years 1991
         ($7); 1992 ($9); 1993 ($12); 1994 ($16) and 1995 ($15);

Page 5 - Description of SilverEagle/Arnold includes the following material:

         Map of Eastern and Middle United States with portions of Quebec and Ontario provinces and Puerto Rico shaded to indicate SilverEagle's primary and secondary service areas;

         Picture of SilverEagle tractor-trailer with caption, "SilverEagle is our regional truckload operation primarily serving the Southeast.";

         Picture of SilverEagle driver in cab with caption, "On-board communications are being installed during 1996.";

         Picture of SilverEagle headquarters with caption, "SilverEagle is headquartered in Jacksonville,
         Florida.";

Page 6 - Description of Dalworth/Arnold includes the following material:

         Map of Eastern and Middle United States with portions of Quebec and Ontario Provinces and Puerto Rico shaded to indicate Dalworth's primary and secondary service areas;

         Picture of Dalworth tractor-trailer with caption, "Dalworth specializes in high-volume, high-cube truckload transportation.";

         Picture of Dalworth driver in cab with caption, "All
         Arnold Transportation Services divisions are focused on improving driver retention.";

         Picture of Dalworth corporate office with caption, "The new Dalworth corporate office and maintenance facility is located in Grand Prairie, Texas.";

Page 7 - Description of LebArnold includes the following material:

         Map of Eastern and Middle United States with portions of Quebec and Ontario Provinces and Puerto Rico shaded to indicate Dalworth's primary and secondary service areas;

         Picture of LebArnold tractor-trailer with caption, "LebArnold provides truckload, multi-stop delivery, and dedicated fleet services.";

         Picture of LebArnold billboard with caption, "Innovative methods, like the use of billboards, are used to recruit new drivers.";

         Picture of LebArnold driver in cab with caption, "An increasing number of women are becoming professional truck drivers."

Page 8 - Description of Arnold Logistics includes the following material:

         Picture of Arnold Logistics tractor-trailer with caption, "Arnold Logistics is an asset-based company, providing customized logistics solutions.";

         Picture of inside of an Arnold Logistics warehouse with caption, "Arnold Logistics manages 2.3 million square feet of warehouse space.";

         Picture of Arnold Logistics worker on phone with caption, "Comprehensive order fulfillment services are rapidly expanding at Arnold Logistics.";

         Picture of Arnold Logistics workers engaged in assembly with caption, "Contract packaging is one of the value-added services provided by Arnold Logistics.";

Page 9 - Consolidated Five-Year Statistical Summary: the information on this page of the Annual Report is presented in bar-graph format.