Form 10-K, Exhibit 13
period 1996-12-31
ARNOLD INDUSTRIES INC
filed 1997-03-31
CIK 700612

(Front Cover)

1996 - ANNUAL REPORT ARNOLD INDUSTRIES, INC.

Positioned for the future
with financial strength,
outstanding cost controls
and a high-service, regional focus.

(Inside Front Cover)

Contents

Letter to Stockholders
New Penn Motor Express
Arnold Transportation Services
Arnold Logistics
Consolidated Five-Year Statistical Summary
Financial Statements
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Report of Independent Accountants
Quarterly Performance
Price Range Common Stock
Management's Discussion and Analysis of Financial
   Condition and Results of Operations
Eleven-Year Financial Summary
Board of Directors and Stockholder Information
Company Executives


ARNOLD INDUSTRIES, INC.

OUR BUSINESS   Arnold Industries is a diversified transportation and logistics holding company. Through its subsidiaries, Arnold Industries executes its strategy of high-service with a short-haul regional focus. The company serves the regional less-than-truckload, regional and inter-regional truckload and value-added warehousing markets. These markets are served through two independent operating units: New Penn Motor Express and Arnold
Transportation Services. Each operating unit has a distinct market presence and customer base.

New Penn is a northeast regional less-than-truckload carrier and represents approximately 50% of total revenues. Arnold Transportation Services represents the other 50% of corporate revenues and provides truckload service in the northeast, southeast, and southwest regions of the United States. Arnold Logistics, a division of Arnold Transportation, operates over 2.3 million square feet of warehouse space and provides distribution, order fulfillment and contract packaging services.

FINANCIAL SUMMARY
(dollars in thousands except per share data)

                          1996            1995            Change

REVENUES                  $356,335        $330,136          7.9%

NET INCOME                $25,409         $30,501         (16.7%)

NET INCOME PER SHARE      $ .95           $1.15           (17.4%)

STOCKHOLDERS' EQUITY      $209,147        $195,367          7.1%

TOTAL ASSETS              $303,112        $276,877          9.5%

RETURN ON AVERAGE
  STOCKHOLDERS' EQUITY    12.6%           16.4%            (3.8%)


LETTER TO STOCKHOLDERS As many of you know, our company went public in 1972. In 22 of the subsequent 24 years I have been able to report an increase in earnings. Unfortunately, 1996 marks the second time in which we experienced a decline in earnings. While many companies in our industry can only dream of pre-tax profit margins of 11%, the results were disappointing for our company. We did set a new record for total revenue of $356 million. Revenues were up nearly 8% and each of our operating units contributed to this growth.

Several factors affected the results of all of our companies. The bottom fell out of the freight transportation market in late 1995 and early 1996 resulting in what was called a "trucking depression". The industry-wide decline in freight tonnage levels on the heels of a strong market resulted in significant industry over-capacity. Many competitors reacted by cutting freight rates in an attempt to fill empty trucks thereby putting pressure on margins. As we entered 1996 adjusting to the lower tonnage levels, we were hit with severe winter weather in the northeast. Customers were shut-down and unable to ship. Tonnage levels further declined. The only good part of the situation was we were able to demonstrate the quality of our service by being one of the few carriers dedicated to meeting customer commitments in the severe winter conditions.

As spring arrived temperatures rose, but not as fast as fuel prices. Fuel prices peaked in April, declined and rose sharply again in August and through-out the fall. Fuel prices significantly impacted our costs at all our companies and especially in the truckload area. Fortunately, strong economic growth in the second quarter breathed new life into the LTL freight market and tonnage levels began to rise. Different factors influenced the performance of our three operating units within this environment.

New Penn bounced back from a slow first quarter with tonnage and revenue levels getting progressively stronger throughout the year. Record revenue levels had been achieved by the year end. Higher costs associated with severe winter weather, labor, fuel and insurance reserves resulted in a slight decline in operating income. However, New Penn continued as an industry efficiency leader by improving the productivity of employees and other assets. During the year Ken Leedy was elected President of New Penn. At the same time, Steve O'Kane was elected Executive Vice President of New Penn. My congratulations and thanks to Ken, Steve and the entire New Penn team for another outstanding performance.

Arnold Transportation Services, our truckload and logistics operation, also achieved record revenues although several internal and external factors con-tributed to a significant decline in operating income. Declining industry tonnage levels during the first part of the year reduced utilization of tractors and trailers. Intrastate deregulation in Texas depressed prices and reduced tonnage levels. We were unable to recover higher fuel costs through a fuel surcharge until late in the year. We also had several above normal charges associated with higher insurance, bad debts and systems development expenses. As we enter 1997 exciting new developments are taking shape at Arnold Transportation. We formerly managed the three regional truckload operations as independent companies. We are now in the process of merging them into one entity as further described in this report. Bob Petruzzi, Chief
Operating Officer, and all the employees of Arnold Transportation have made many positive steps and I remain confident in their ability to improve profit margins.

Arnold Logistics, a division of Arnold Transportation Services, had an excellent year on the strength of integrated warehousing/order fulfillment and contract packaging services which grew rapidly. We anticipate further growth of these services and look to expand the application of our expertise into new geographic markets. I commend Doug Enck, Vice President/General Manager and all the employees of Arnold Logistics on having had a record year.

There were many bright spots in 1996 as we positioned the company for the future. In the fourth quarter of 1996, revenue at New Penn was up over 18%. We also have great momentum at Arnold Logistics. We anticipate Arnold Transportation will have a much improved performance in 1997. We have our plans and a winning team in place to produce the outstanding results that have been the tradition of Arnold Industries. They say history repeats itself. We plan to make sure it does.

E. H. Arnold
Chairman, President & CEO
March 3, 1997

The men
and women of New Penn
share a great sense of pride
in being
the best
in the
business.

THE COMPANY New Penn Motor Express is our northeast regional less-than-truckload carrier providing next-day service throughout the New England and Mid-Atlantic states. The company operates through 23 service centers including facilities in Quebec, Canada and Puerto Rico. Service is provided to all points in the southeastern United States, Indiana, Ohio and Ontario, Canada in conjunction with other high service regional carriers. Use of partnerships allows New Penn to improve the flexibility of our product line without losing focus on our primary mission: to provide the best northeast regional LTL service available.

Once again in 1996, New Penn was among the elite group of transportation companies recognized as "the best of the best" in the Distribution magazine "Quest for Quality" awards. New Penn uses five factors to focus our improvement efforts and to communicate our benefits to customers. We call them the New Penn Performance 5: speed, reliability, responsiveness, flexibility and efficiency. Over 92% of New Penn shipments are delivered the next business day at high levels of on-time and damage-free reliability. Even with severe winter weather conditions New Penn delivered shipments over 96% on-time in 1996. A new record low claims ratio was established in 1996 of only .35% indicating that only one-third of one percent of revenues were paid back to customers to settle loss and damage claims. New Penn customers can expect a fast and flexible response to their inquiries through the use of advanced information technology and the service-oriented culture at New Penn. Our superior efficiency benefits customers through our financial stability and our ability to invest in service enhancing equipment and technology.

GROWTH   New Penn achieved record revenues of $182 million in 1996.  Growth accelerated throughout the year averaging over 15% in the third and fourth quarters. For the year, revenues were up 8.9%. By expanding our service offerings and market segments served, we are able to continue our growth within the northeast region. For instance, during 1996, we entered the market for trade show exhibit transportation where we are creating a regional market in what has been a national market. We are also pursuing the fast growing import/export market providing our next-day LTL service to and from air and ocean ports. The international markets of Canada and Puerto Rico also contributed to our growth in 1996 as did the growth of distribution/consolidation services and national account business.

FINANCIAL RESULTS   During 1996 New Penn produced operating income of $33
million, a 2.9% decline from the prior year. The company was recognized in Transport Topics for having the lowest ratio of operating expenses to revenues among the 100 largest trucking companies in the United States.

We will profitably
grow through
continuous improvements
in productivity and the
quality of our service.

For the year 1996, New Penn's operating ratio did increase to 82.0% reflecting the severe winter weather, higher costs of labor, fuel and insurance reserves and the continuing competitiveness of the LTL market. However, strong growth in revenues during the second half of the year coupled with the company's skill in identifying and controlling costs helped New Penn remain an industry efficiency leader.

INVESTMENTS   Increased business levels required the expansion of the tractor
and trailer fleet.   A new terminal was built in Newburgh, NY to replace a
leased facility. The terminal more than doubles our capacity to serve the Hudson Valley and parts of Connecticut and New Jersey. We continued the development of our on-board computer system with expansion of the system to our Philadelphia terminal. By combining the onboard system with our computer dispatch system we gain improvements in operations planning and in our ability to provide real-time shipment status to customers.

LOOKING AHEAD   The regional LTL market continues to grow as shippers endeavor to improve service to their customers. With high-service regional transporta-tion, customers can reduce order lead time, respond faster, reduce inventory and operate in a "just-in-time" environment. New Penn is well positioned to provide these benefits and participate as the market grows. During the fourth quarter of 1996 revenues grew by over 18%. As we look ahead we remain con-fident in our ability to grow New Penn profitably.

While the market will remain extremely competitive, we continue to see opportunity. We will grow through improvement of existing services and the development of new products and markets. Our marketing will be targeted to meet the needs of specific customer groups where profitable growth is possible. We will continue to invest in the people, equipment, facilities and technology necessary to meet customer needs and maximize the productivity of our people.

Arnold Transportation Services
positions us to better meet
the needs of local and national
account customers in the regional
markets, the inter-regional market and
the previously untapped midwest region.

THE COMPANY Arnold Transportation Services includes our truckload and logistic services companies. We are now in the process of merging SilverEagle, Dalworth and LebArnold into a new company called Arnold Transportation Services. Arnold Transportation primarily operates in the service-intensive short-haul markets of the northeast, southeast and southwest states. The average length-of-haul is 350 miles. Arnold Transportation provides dry-van services to a variety of industrial, retail and consumer packaged goods customers. Services include regional and inter-regional irregular route, contract carriage and dedicated fleet truckload service. Overnight and same-day delivery is typically provided on single and multi-stop loads. Local cartage and intermodal drayage services are also provided.

GROWTH Arnold Transportation achieved record revenues of $174 million during 1996, an increase of 6.7% compared to 1995. The growth primarily occurred in the northeast and southeast regions. Excellent growth was experienced in the dedicated carriage service as more companies have chosen to outsource their private fleet operations. Deregulation of the Texas intra-state market made revenue growth difficult in the southwest region as competition for the available tonnage increased.

Overall, the rate of growth slowed from recent years due to the over-capacity that plagued the industry during late 1995 and the first half of 1996. A significant issue influencing the growth of Arnold Transportation, and the entire truckload industry, is the availability of qualified drivers. At current employment and freight tonnage levels, there continues to be a shortage of qualified drivers.

FINANCIAL RESULTS   The operating income at Arnold Transportation during 1996
was $7.6 million reflecting an operating ratio of 95.7%. While it is not uncommon for truckload carriers to operate in the mid 90's, results in 1996 were disappointing since the Arnold Transportation companies have typically operated in the range of 89-91%. Several factors contributed to the decline in operating margins. The company had invested in additional equipment to meet the higher demand for service in 1994 and early 1995. Freight tonnage dropped and competitive pressures rose in late 1995 and early 1996, resulting in lower equipment utilization. Deregulation of the Texas intra-state market depressed prices and tonnage levels in this very important market. For most of 1996 market rates did not permit us to recoup the higher cost of fuel. We also incurred several above normal charges associated with insurance, bad debt and systems development expenses.

We will continue to evolve
Arnold Transportaion Services
to meet the changing
market for regional and
inter-regional truckload
transportation to ensure growth
in revenue and earnings.

INVESTMENTS Several areas of investment were made during 1996 to improve operating efficiency and the quality of our service. Investments were made in tractors and trailers to replace older units in order to maintain a modern, reliable fleet and to meet higher revenue levels. New information systems were developed. A proprietary truckload dispatch system was developed and installed at the southwest regional office in July of 1996 and will be installed throughout the company in 1997. A sales process automation system was developed to improve communication across the divisions and cross-functionally throughout the company. On-board satellite computer systems were installed in the linehaul fleet to improve efficiency and customer service.

LOOKING AHEAD Significant improvements in the financial results of Arnold Transportation are anticipated for 1997 and beyond. In 1997 we will complete the merger of our truckload companies (SilverEagle, Dalworth and LebArnold) to form one entity in Arnold Transportation Services. While we will retain our regional focus, growth in the inter-regional and midwest markets will improve quality of revenue and equipment utilization through changes in the freight and customer mix. Equipment utilization will be further improved as the number of trailers per tractor is reduced.

Reduced administrative and insurance expenses are expected to have a significant and immediate positive impact. We have improved the driver to non-driver ratio to 4.5:1 and project an additional 10% improvement. Restructuring the regional companies into one entity with a single linehaul operation will facilitate the development of the inter-regional market. The sales organization has been realigned so the same people can pursue opportunities in and between all regions. This will help us meet the growing need of national account customers to do business with fewer carriers and achieve a higher return on sales expense. Common information systems, particularly the dispatch and sales automation systems, across all regions, will facilitate growth and greater efficiency.

Arnold Logistics meets the
unique needs of each client by
integrating a menu of services
to develop customized solutions.

THE COMPANY Arnold Logistics operates over 2.3 million square feet of value-added warehousing space. The facilities are primarily located in central Pennsylvania and the Dallas-Fort Worth areas. Arnold Logistics is a division of Arnold Transportation Services. Services provided include:

Distribution Services    complete warehousing and transportation
                         capabilities, including climate-controlled facilities

Fulfillment Services     seamless integration of telemarketing, warehousing,
                         kitting, shipping and information services from order entry to custom reporting

Contract Packaging       turnkey solutions for customized packaging projects of
                         any size

Arnold Logistics provides a very high level of service to a variety of Fortune 500 customers. For instance, we provide worldwide order fulfillment and distribution services to IBM with 99.98% of orders shipped complete and on-time. We serve many companies in the food and beverage industry and during 1996 we received a perfect score in the American Institute of Baking (AIB) audit for cleanliness of our food-grade facilities.

GROWTH   Arnold Logistics achieved record revenue levels during 1996.  Revenues totaled $22.5 million, an increase of over 21.5% with improved operating margins. The growth occurred at the Pennsylvania facilities and in the value-added areas of contract packaging and order fulfillment.

INVESTMENTS    During 1996 Arnold Logistics assumed responsibility for the
Dallas-Fort Worth facilities and invested in upgrading the physical and safety features of the warehouse. By year end the conversion of the lift-truck fleet from propane to electric operated units was 95% complete. The longer life and lower emissions of the electric lift-trucks result in better return on investment and an improved environment for our employees and the communities in which we operate. The company also converted 50,000 square feet of dry warehouse space to a cold storage facility to meet customer needs for additional climate controlled storage.

LOOKING AHEAD    The continued trend toward outsourcing supports anticipated excellent revenue growth at Arnold Logistics. The value-added areas of contract packaging and order fulfillment will continue to be sources of growth. Improve-ments made to facilities in the southwest during 1996 position us for growth in that market during 1997. We continue to seek geographic expansion of Arnold Logistics in the southeast region which will further compliment the coverage of the truckload division and facilitate opportunities to integrate our services. Additional investments in automation will support the growth of packaging services. The company has purchased a logistics management software package to create value for customers in the areas of transportation analysis and management.

Consolidated Five-Year Statistical Summary
(dollars in thousands except per share data)

                               1992     1993      1994    1995     1996
Operating Revenues             233,620  272,697  302,390  330,136  356,335
Net Income                      25,829   29,902   30,355   30,501   25,409
Net Income Per
   Share                           .97     1.13     1.14     1.15      .95


Operating Revenues by Service
Warehousing/
   Logistics                    17,635   15,481   16,457   18,545   22,538
Truckload                       77,958  100,694  126,300  144,534  151,926
Less-than-Truckload            138,027  156,522  159,633  167,057  181,871


Financial Statements

Contents

Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements
Report of Independent Accountants
Quarterly Performance
Price Range Common Stock
Management's Discussion And Analysis Of Financial
   Condition And Results Of Operations
Eleven-Year Financial Summary
Board Of Directors And Stockholder Information
Company Executives

CONSOLIDATED BALANCE SHEETS
as of December 31, 1996 and 1995
(dollars in thousands)

                                           1996                  1995
ASSETS

Current assets:
   Cash and cash equivalents             $  19,704            $    5,770
   Marketable securities                    21,917                 8,503
   Accounts receivable:
      Trade (less allowance for doubtful
         accounts of $1,724 and $1,108)     30,554                31,110
      Officers and employees                    95                   234
   Deferred income taxes                     7,649                 4,409
   Prepaid expenses and supplies             3,765                 4,668
   Refundable income taxes                       -                 1,418
        Total current assets                83,684                56,112

Property and equipment, at cost:
   Land                                     16,435                16,344
   Buildings                                79,846                74,775
   Revenue and service equipment           196,325               187,805
   Other equipment and fixtures             27,538                22,319
   Construction in progress                  2,668                 3,718
                                           322,812               304,961
   Accumulated depreciation                123,198               105,139
        Total property and equipment       199,614               199,822

Other assets:
   Goodwill, net of accumulated amortization
      of $2,049 and $1,680                   8,863                 9,232
   Investments in limited partnerships      10,145                10,679
   Cash value of life insurance, net           530                   530
   Other                                       276                   502
        Total other assets                  19,814                20,943
                                          $303,112              $276,877

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Notes payable                          $ 16,222              $ 16,693
   Accounts payable, trade                   9,332                 7,316
   Federal and state income taxes              456                     -
   Estimated liability for claims            6,452                 6,280
   Salaries and wages                        4,126                 2,754
   Accrued vacation                          4,635                 4,315
   Accrued expenses - other                  2,552                 2,535
        Total current liabilities           43,775                39,893
Other long-term liabilities:
   Estimated liability for claims           13,689                 9,169
   Deferred income taxes                    31,095                25,995
   Notes payable                             3,874                 5,049
   Other                                     1,532                 1,404
        Total other long-term liabilities   50,190                41,617
Commitments and contingencies (Note 10)
Stockholders' equity:
   Common stock, par value $1.00; authorized
     100,000,000 shares; 29,942,628 issued in
     1996 and 1995                          29,942                29,942
   Paid-in capital                             209                   153
   Retained earnings                       187,923               174,242
                                           218,074               204,337
   Less treasury stock, at cost - 3,279,108
     and 3,294,854 shares in 1996 and 1995,
     respectively                            8,927                 8,970
        Total stockholders' equity         209,147               195,367
                                          $303,112              $276,877

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
(dollars in thousands, except per share data)
                                          1996       1995       1994

Operating revenues                        $356,335   $330,136   $302,390
Operating expenses:
   Salaries, wages and related expenses    174,666    160,130    143,409
   Supplies and expenses                    57,552     50,542     45,179
   Operating taxes and licenses              9,381      9,297      8,924
   Insurance                                 9,837      6,816      6,067
   Communication and utilities               4,680      4,297      3,707
   Purchased transportation                 28,066     22,755     20,988
   Rental of buildings, revenue equipment,
    etc., net                                1,328      1,296      1,670
   Depreciation and amortization            27,756     25,348     21,120
   Miscellaneous                             2,727      1,018      1,804
        Total operating expenses           315,993    281,499    252,868
        Operating income                    40,342     48,637     49,522
Other expenses - net, including interest
  income of $1,090, $996 and $1,375           (890)      (736)      (394)
        Income before income taxes and
          extraordinary loss                39,452     47,901     49,128
Income taxes                                14,043     17,400     18,384
        Income before extraordinary loss    25,409     30,501     30,744
Extraordinary loss, net of tax benefit         -          -          389
        Net income                        $ 25,409   $ 30,501   $ 30,355
Per share amounts
        Income before extraordinary loss  $   0.95   $   1.15   $   1.16
        Net income                        $   0.95   $   1.15   $   1.14
Weighted average common shares
   outstanding                          26,655,125 26,635,327 26,614,173


CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
(dollars in thousands, except per share data)

                                           Common   Paid-in  Retained Treasury
                                           Stock    Capital  Earnings Stock
Balance - December 31, 1993                $29,942  $  6     $136,017 $ (9,098)
   Net income                                  -       -       30,355      -
   Distribution of treasury stock due to
      exercise of stock options                -      69          -         79
   Cash dividends paid ($.41 per
     share)                                    -       -      (10,912)     -

Balance - December 31, 1994                 29,942    75      155,460   (9,019)
   Net income                                  -       -       30,501      -
   Distribution of treasury stock due to
      exercise of stock options                -      78          -         49
   Cash dividends paid ($.44 per
      share)                                   -       -      (11,719)    -

Balance - December 31, 1995                 29,942   153      174,242  (8,970)
   Net income                                  -       -       25,409     -
   Distribution of treasury stock due to
      exercise of stock options                -      56          -        43
   Cash dividends paid ($.44 per
     share)                                    -       -      (11,728)     -

Balance - December 31, 1996                $29,942  $209     $187,923 $ (8,927)


The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1996, 1995, AND 1994
(dollars in thousands)
                                                  1996     1995     1994
Cash flows from operating activities:
   Net income                                     $25,409  $30,501  $30,355
   Adjustments to reconcile net income to net
      cash provided by operating activities:
   Extraordinary loss                                 -        -        389
   Depreciation and amortization                   28,269   25,546   21,101
   Gain on disposal of property and equipment        (726)  (1,452)  (1,185)
   Equity in (earnings) losses of limited
      partnerships                                     (5)      30       48
   Provision for deferred taxes                     1,860    6,750    5,716
   Net (gain) loss on investments                     176     (374)     355
   Changes in operating assets and liabilities:
      (Increase) decrease in accounts
      receivable                                      695   (1,199)  (1,492)
      (Increase) decrease in prepaid expenses and
        supplies                                      903     (196)    (568)
      Increase (decrease) in accounts payable,
        trade                                       2,016   (2,440)   4,033
      Increase (decrease) in income taxes
        payable                                     1,874   (2,959)      81
      Increase in estimated liability for
        claims                                      4,692      322    1,677
      Increase (decrease) in accrued expenses       1,709      418      (73)
      Other, net                                      128      128       87

        Net cash provided by operating
           activities                              67,000   55,075   60,524

Cash flows from investing activities:
   Proceeds from sale of investment
      securities                                    3,103   11,546   30,136
   Purchase of investment securities              (16,693)  (1,587) (19,606)
   Proceeds from disposition of property and
      equipment                                     4,830    7,602    4,976
   Purchase of property and equipment             (31,279) (52,606) (49,940)
   Capital contributions in limited
      partnerships                                 (1,646)  (1,866)    (997)
   Distributions from limited partnerships             22       32       12
   Acquisition of primary assets of T.W.
      Owens & Sons, Inc.                              -     (11,121)    -
   Other, net                                         226       (69)    (46)

        Net cash used in investing activities     (41,437)  (48,069) (35,465)

Cash flows from financing activities:
   Proceeds from employee stock options
      exercised                                        99       127      148
   Cash dividends paid                            (11,728)  (11,719) (10,912)
   Principal payments on long-term debt               -     (13,199)     (52)

        Net cash used in financing activities     (11,629)  (24,791) (10,816)

        Increase (decrease) in cash and cash
          equivalents                              13,934   (17,785)  14,243

Cash and cash equivalents at beginning of
   year                                             5,770    23,555    9,312

Cash and cash equivalents at end of year          $19,704  $  5,770  $23,555

Supplemental disclosures of cash flow information:
   Cash paid during the year for:
      Interest                                    $ 1,300  $  1,741  $ 1,311

      Income taxes                                $10,388  $ 13,618  $12,668



Noncash investing activities in 1995 related to the recognition of the fair value of future capital contributions in limited partnerships of $6,951.



The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (dollars in thousands)

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

Cash and Cash Equivalents:
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities:
At December 31, 1996 and 1995, marketable equity and debt securities have been categorized as available for sale and as a result are recorded at fair value. Realized gains and losses on the sale of securities are recognized using the specific identification method and are included in other income in the consolidated statements of income. Quoted market prices are used to determine market value.

Concentrations of Credit Risk:
Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, marketable securities, and trade accounts receivable. The Company places its cash and cash equivalents with high credit financial institutions, and limits the amount of credit exposure to any one financial institution. The Company's marketable securities consist principally of U.S. Government securities and municipal bonds. These securities are subject to minimal risk. Concentrations with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies.

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

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" (SFAS 128). SFAS 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. SFAS 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings Per Share," by replacing the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures.

SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted; however, restatement of all prior-period earnings per share data is required upon adoption. The impact of SFAS 128 adoption on the Company's earnings per share data has not yet been determined.

2.  Marketable Securities:

The cost and market value of investment securities at December 31, 1996 and 1995 follows:

                                    1996                1995
                                        Market              Market
                               Cost     Value      Cost     Value

U.S.  treasury securities      $    95  $    95      -        -
Municipal bonds                 20,484   20,505    $7,426   $7,429
Equity securities                1,000    1,000     1,000    1,000
Accrued interest receivable        317      317        74       74
         Total                 $21,896  $21,917    $8,500   $8,503

The net gain (loss) on marketable securities recorded during the years ended 1996, 1995 and 1994 amounted to $24, $374 and $(355), respectively.

The contractual maturities of debt securities available for sale at December 31, 1996 are as follows:
                                                           Market
                                                           Value
Due within one year                                        $18,445
Due after one year through five years                        2,060
                                                           $20,505

3.  Notes Payable:

The Company has unsecured working capital lines of credit with maximum borrowings of $31,500 of which $14,790 was outstanding at December 31, 1996 and 1995. Borrowings under these agreements bear interest at fixed rates quoted by the bank at the time of borrowing. The current interest rate on the outstanding balance was 6.0%. For the years ended December 31, 1996, 1995 and 1994, the weighted average interest rate on short-term borrowings outstanding was 5.88%, 5.65% and 4.49%, respectively.

In connection with its investments in low income housing limited partnerships, the Company is required as of December 31, 1996 to make additional contributions over the next five years as follows: 1997, $1,742; 1998, $1,712; 1999, $1,209; 2000, $1,189;
and 2001, $200. The additional contributions of $6,052 were discounted to $5,306 using the Company's incremental borrowing rate of 6%. Management anticipates that the cash flow from the tax credits generated by these investments will approximate the additional contributions during this period.


4.  Stock Option and Stock Purchase Plans:

Stock Option Plan:
The Company has a stock option plan which provides for the granting of options to purchase shares of the Company's stock to certain executives, employees, consultants and directors.

Options to acquire up to 1,625,000 shares of the stock may be granted to executives, employees, consultants and directors of the Company. Such options carry various restrictions. Under the plan, certain options granted to employees will be qualified incentive stock options within the meaning of Section 422A of the Internal Revenue Code and other options will be considered nonqualified stock options. The incentive stock options may be granted for no less than market value at the date of grant and nonqualified stock options may be granted for no less than half of market value at the date of grant. Options are exercisable starting three months from the date of grant and expire no later than ten years after the date of grant. Also, no employee may participate in the incentive stock option plan if immediately after the grant he or she would own directly or indirectly more than 10% of the stock of the Company.

Transactions and other information relating to the stock option plan for the three years ended December 31, 1996 are summarized in the following chart:

Stock Option Plan

The Company has a stock option plan which provides for the granting of options to purchase shares of the Company's stock to certain executives, employees, consultants and directors.

Options to acquire up to 1,625,000 shares of the stock may be granted to executives, employees, consultants and directors of the Company. Such options carry various restrictions. Under the plan, certain options granted to employees will be qualified incentive stock options within the meaning of Section 422A of the Internal Revenue Code and other options will be considered nonqualified stock options. The incentive stock options may be granted for no less than market value at the date of grant and nonqualified stock options may be granted for no less than half of market value at the date of grant and expire no later than ten years after the date of grant. Also, no employee may participate in the incentive stock option plan if immediately after the grant he or she would own directly or indirectly more than 10% of the stock of the Company.

Transactions and other information relating to the stock option plan for the three years ended December 31, 1996 are summarized in the following chart:

                                                             Weighted
                                                             Average
                                                             Fair Value
                                                             of Options
                                                             Granted
                                                             During
                              Shares       Price Per Share   the Year
Balance, outstanding -
         December 31, 1993    1,009,100    $ 4.46 to $15.62
Options granted                 135,600    $13.63
Options exercised               (29,490)   $ 4.46 to $13.94
Options expired                 (11,100)   $ 7.25 to $13.94
Balance, outstanding -
         December 31, 1994    1,104,110    $ 4.46 to $15.62
Options granted                   -
Options exercised               (18,730)   $ 4.46 to $ 7.25
Options expired                 (28,700)   $ 7.25 to $14.75
Balance, outstanding -
         December 31, 1995    1,056,680    $ 4.46 to $15.62
Options granted                  38,800    $13.63            $3.81
Options exercised               (15,746)   $ 4.46 to $ 7.25
Options expired                 (26,000)   $13.63 to $14.75
Balance, outstanding -
         December 31, 1996    1,053,734    $ 4.46 to $15.62
Options exercisable -
         December 31, 1996      451,754    $ 4.46 to $14.75

On June 26, 1996, stock options granted in 1994 for $18.25 per share to $18.50 per share have been repriced to $13.63 per share.
All other provisions on the 1994 options have remained unchanged.

On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for options granted under the plan. Had compensation costs for the Company's plan been determined based on the fair value at the grant dates for awards under the plan consistent with the method of SFAS 123, the impact on the Company's net income and earnings per share would be as follows:



                              1996                             1995
                    As                              As
                    Reported        Pro Forma       Reported         Pro Forma
Net income          $25,409         $25,281         $30,501          $30,501
Earnings per share  $  0.95         $  0.95         $  1.15          $  1.15

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995; dividend yield of 3.00%, expected volatility of 26.00%, risk-free interest rate of 6.72%, and expected life of 6 years.

Stock Purchase Plan:
Effective November 15, 1992 the Company adopted a stock purchase plan which replaced a similar plan adopted in 1975. The 1992 stock purchase plan is available to all eligible employees.
Under the plan, subscriptions of each subscribing employee are remitted to a custodian for investment in the common stock of the Company.

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

Under the 1992 plan the Company is responsible for all costs of stock purchases and stock sales within the plan and any administrative costs related to issuance of stock certificates. Employees are responsible for the expense of sale or transfer on issued stock certificates. The 1975 plan required that employees pay all of the custodian and brokerage fees.

5.  Income Taxes:

Consolidated income tax expense consists of the following:

                                 1996             1995             1994
Currently payable:
   Federal                       $10,334          $ 8,960          $10,198
   State                           1,849            1,690            2,470
                                  12,183           10,650           12,668
Deferred:
   Federal                         1,517            5,626            4,867
   State                             343            1,124              849
                                   1,860            6,750            5,716
    Total income tax expense     $14,043          $17,400          $18,384

The effective income tax rates of 35.6% in 1996, 36.3% in 1995 and 37.4% in 1994 differ from the federal statutory rates for the following reasons:

                                  1996            1995             1994
Statutory federal income
  tax rate                        35.0%           35.0%            35.0%
State income taxes, net of
  federal income tax benefit       3.6            3.8              4.4
Tax-free investment income
  and other                       (3.0)          (2.5)            (2.0)
                                  35.6%          36.3%            37.4%

Deferred tax liabilities (assets) are comprised of the following at December 31:


                                                  1996             1995
Property and equipment, principally
         due to differences in depreciation       $33,293          $29,052
Limited partnership investments,
         principally due to differences in
         tax basis                                  1,350            1,313
Other                                                 294              346
Gross deferred tax liabilities                     34,937           30,711
Estimated liability for claims, principally
         due to differences in timing of
         recognition of expense                   (7,828)          (6,068)
Net operating loss carryforwards of
         pooled subsidiary                             -              (26)
Vacation liability, principally due to
         differences in timing of recognition
         of expense                               (1,519)          (1,466)
Allowance for bad debts, principally due
         to differences in timing of recognition
         of expense                                 (673)            (318)
Deferred compensation, principally due
         to differences in timing of recognition
         of expense                                 (672)            (562)
Other                                               (799)            (685)
Gross deferred tax assets                        (11,491)          (9,125)
                                                 $23,446          $21,586

6.  Profit Sharing Plans:

The Company has trusteed profit sharing plans for all employees meeting certain eligibility tests. The plans may be amended at any time at the discretion of the Board of Directors. Approximate charges to income for contributions to the plans amounted to $1,751, $1,662 and $1,518 for 1996, 1995 and 1994,
respectively.

7.  Pension Plans:

Charges to income for pension expense for 1996, 1995, and 1994 approximates $7,100, $6,599 and $6,352, respectively, representing payments to multiemployer pension plans under the provisions of various labor contracts. Under the Multiemployer Pension Plan Amendments Act of 1980 (the Act), an employer withdrawing from a multiemployer pension plan is liable for a portion of the unfunded vested benefit obligations of such plan. The Act treats an employer as having withdrawn when the employer either permanently ceases to have an obligation to contribute to the plan or permanently ceases all covered operations under the plan. The Company presently has no plans to withdraw from a multiemployer pension plan.

The Company also offers a supplemental defined benefit pension plan for certain key officers and employees with payments to begin five years following retirement. Death and disability benefits are also provided. The amount of annual pension benefit is determined by the Board of Directors. The charge to income for this plan was $149, $140 and $141 for 1996, 1995, and 1994, respectively. The following table sets forth the supplemental plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1996 and 1995:

                                           1996             1995
Actuarial present value of
         benefit obligations:
Vested benefit obligation                  $  601           $  479
Accumulated benefit obligation             $1,480           $1,343
Projected benefit obligation for service
         rendered to date                   1,480            1,343
Plan assets at fair value                       -                -
Plan liability under projected benefit
         obligation                         1,480            1,343
Unrecognized net gain                           -                1
Unrecognized net asset at transition           52               58
Accrued pension cost                       $1,532           $1,402

The following table sets forth components of net pension cost for the supplemental plan recognized in the Company's consolidated income statements for the years ended December 31, 1996, 1995 and 1994:

                                    1996            1995             1994
Service cost - benefits earned
         during the period          $ 61            $ 61             $ 72
Interest cost on projected benefit
         obligation                   94              85               75
Net amortization and deferral         (6)             (6)              (6)
Net pension cost                    $149            $140             $141

A discount rate of 7% is used in accounting for the pension plan as of December 31, 1996 and 1995.

8.  Fair Value of Financial Instruments:

Financial instruments include cash and cash equivalents, marketable securities, investments in limited partnerships and notes payable. At December 31, 1996 the carrying amount of cash equivalents approximates fair value because of the short-term maturity of those instruments, and the carrying value of marketable securities is fair market value. With respect to investments in limited partnerships, management has determined that the resulting carrying value approximates estimated fair market value. The fair value of the Company's obligations for contributions to limited partnerships approximates its carrying value.

The fair market value of the Company's notes payable approximates its carrying value and was based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities.

9.  Transactions With Affiliates:

Accounting and legal fees totaling approximately $746, $733 and $762 in 1996, 1995 and 1994, respectively, were paid or accrued to firms in which certain directors have financial interests.

10.  Commitments and Contingencies:

By agreement with its insurance carriers, the Company has assumed liability in any single occurrence for Workmen's Compensation and Property Damage up to $1,000 and for Public Liability up to $1,000 for the first occurrence and up to $500 for each subsequent occurrence with excess liability assumed by the insurance carriers up to $52,000. In conjunction with these agreements, the Company has issued irrevocable letters of credit to guarantee future payments of claims to the insurance carriers. At December 31, 1996, the outstanding balance of the letters of credit was $11,695 on a total commitment of $12,000.

11.  Extraordinary Loss:

The Trucking Industry Regulatory Reform Act of 1994 deregulated intrastate trucking. As a result, the Company recorded an extraordinary loss, net of income taxes, of approximately $389 relating to the write-off of the unamortized balance of intrastate operating rights.

12.  Acquisition:

On January 3, 1995, the Company purchased for approximately $11,121 in cash substantially all of the accounts receivable, property, revenue and other equipment and resulting goodwill of a Georgia-based truckload transportation company. Arnold Industries did not assume any of the liabilities of the Georgia company.


REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Arnold Industries, Inc.
Lebanon, Pennsylvania:


We have audited the accompanying consolidated balance sheets of Arnold Industries, Inc. and subsidiaries as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arnold Industries, Inc. and subsidiaries as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                               /s/ Coopers & Lybrand L.L.P.

                               COOPERS & LYBRAND L.L.P.

One South Market Square
Harrisburg, Pennsylvania
February 28, 1997

QUARTERLY PERFORMANCE
(dollars in thousands except per share data)

             Operating            Operating         Net
             Revenues             Income            Income
Quarter   1996      1995     1996      1995     1996     1995
First     82,392    83,417    8,233    13,418    5,043    8,509
Second    90,111    83,383   11,467    13,652    7,154    8,523
Third     91,442    81,898   10,938    11,236    7,128    7,073
Fourth    92,390    81,438    9,704    10,331    6,084    6,396
         356,335   330,136   40,342    48,637   25,409   30,501


                     Net Income                     Dividends
                     Per Share                      Per Share
Quarter        1996            1995           1996            1995
First           .19             .32            .11             .11
Second          .27             .32            .11             .11
Third           .27             .27            .11             .11
Fourth          .22             .24            .11             .11
                .95            1.15            .44             .44


PRICE RANGE COMMON STOCK

                 HIGH             LOW             HIGH             LOW
Quarter                  1996                              1995
First            17 7/8           13              20 3/4           17 3/8
Second           16 1/2           13 1/2          18 1/2           16 1/4
Third            16 1/2           13 5/8          19 1/4           16 3/4
Fourth           16 1/2           15 1/4          18 3/4           15 7/8


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

Operating Revenues
(dollars in millions)         Total                         LTL
                     Amount      % Increase     Amount           % Increase

1996                 $356.3              8      $181.9               9
1995                  330.1              9       167.1               5
1994                  302.4             11       159.6               2

                                                        Warehousing/
                          Truckload                   Related Trucking

                     Amount      % Increase      Amount          % Increase
1996                 $151.9              5       $ 22.5              21
1995                  144.4             14         18.6              13
1994                  126.3             25         16.5               6

The revenue growth at New Penn for 1996 over 1995 was primarily due to the tonnage increase in 1996 to 1,008,566 tons from 920,581 tons in 1995, a 10% increase. The revenue growth for both New Penn and the Arnold Transportation Services companies in 1996 and 1995 was affected substantially by discounted pricing as a result of excess capacity in the transportation industry. This excess capacity occurred because many trucking companies expanded equipment fleets during 1995, while the anticipated increase in demand did not materialize. In addition, both companies' revenues were negatively impacted by the extreme winter weather in early 1996 and flooding during the year in various parts of the country which affected the truckload divisions. Also, the revenue of D.W. was negatively impacted in 1996 due to the deregulation in the State of Texas.

The Arnold Transportation Services companies increased their revenue in 1996 by 7% over revenues generated in 1995. The increase was due to additional freight hauled during the year. Revenue for 1995 increased 14% over 1994. The majority of the increase in 1995 was attributable to the acquisition of T.W. Owens & Sons, Inc., a Georgia based $18 million annual revenue regional truckload carrier. Approximately $9 million of revenue was retained from T.W. Owens customers. The additional capacity acquired in the Owens transaction was used to increase business with SilverEagle's existing customer base.

Set forth below is a schedule showing the operating revenues of the four operating subsidiaries.
                           1996               1995                 1994
                     Amount      %      Amount       %      Amount       %
New Penn             $181.9     51      $167.1      50      $159.6      53
SilverEagle            67.8     19        62.3      19        48.8      16
D.W.                   52.0     15        51.7      16        48.7      16
LebArnold
  Trucking             32.1      9        30.4       9        28.8      10
  Warehousing &
  Related Trucking     22.5      6        18.6       6        16.5        5
TOTAL                $356.3    100%     $330.1     100%     $302.4      100%

NOTE: The assets of T.W. Owens & Sons, Inc. were acquired by SilverEagle in January 1995 and H.R. Hill, Inc. by D.W. in March 1994. Both companies were acquired as purchases and no revenues are shown for these acquisitions prior to these respective dates.

The following tables set forth the percentages of operating expenses and operating income to operating revenues for the years indicated.

                           New Penn Motor Express         Arnold Transp.
                             & Related Companies          Services
                          1996     1995     1994     1996     1995     1994
Operating Revenues        100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Operating Expenses
  Salaries, wages and
    related expenses       60.0     58.4     57.5     37.6     38.3    36.1
  Supplies and expenses    10.3      9.8      9.7     22.2     20.9    20.8
  Operating taxes and
    licenses                3.2      3.5      3.7      2.0      2.2     2.2
  Insurance                 1.8      1.5      1.5      3.8      2.7     2.6
  Communication and
    utilities               1.2      1.1      1.1      1.5      1.5     1.3
  Purchased
     transportation         1.0      1.0      1.0     15.0     12.9    13.6
  Rental of buildings,
     revenue equipment,
     etc., net              (.3)    (.4)     (.4)      1.1      1.2     1.6
  Depreciation and
     amortization           4.8     4.9      4.5      10.9     10.5     9.7
  (Gain) on sale of
     equipment              (.2)    (.4)     (.2)      (.1)     (.4)    (.5)
  Miscellaneous              .2      .4       .9       1.7      1.1     1.1
    Total Operating
      Expenses             82.0    79.8     79.3      95.7     90.9    88.5
Operating Income           18.0%   20.2%    20.7%      4.3%     9.1%   11.5%

The operating expenses of New Penn and its related companies increased to 82.0% of operating revenues in 1996 from 79.8% in 1995 and 79.3% in 1994. Salaries, wages and related expenses increased to 60.0% in 1996 from 58.4% in 1995 and 57.5% in 1994, primarily as a result of increased drivers' wages and benefits, including workers' compensation expense. Supplies and expenses increased in 1996 to 10.3% from 9.8% in 1995 as a result of higher fuel costs. A fuel surcharge was implemented in September, 1996, which partially offset the higher fuel costs. Insurance expense increased to 1.8% in 1996 from the 1.5% in the years 1995 and 1994. The Company's insurance carrier increased the insurance reserve during the year 1996 due to a prior year's loss.

The Arnold Transportation Services companies' salaries, wages and related expenses decreased to 37.6% in 1996 from 38.3% in 1995 due to the use of more owner/operators during 1996 which resulted in lower salaries and wages expense. However, this reduction in salaries and wages was partially offset by higher workers' compensation and health benefit expenses. The 1995 expense increased to 38.3% from 36.1% in 1994 primarily as a result of decreased revenue per mile. Supplies and expenses increased to 22.2% in 1996 from 20.9% and 20.8% for 1995 and 1994, respectively. This was due to substantially higher fuel costs in 1996. The higher fuel costs were partially offset by a fuel surcharge which was implemented in September and October, 1996. Insurance increased to 3.8% from 2.7% in 1995 and 2.6% in 1994 as a result of the Company's insurance carrier increasing the insurance reserves in 1996 for several losses which were incurred in prior years. Since July 1, 1995, the Company has made major changes to its insurance and risk management programs which have substantially improved the Company's loss and reserve experience. Purchased transportation costs increased to 15.0% in 1996 compared to 12.9% in 1995 and 13.6% in 1994 because of the use of additional owner/operators. The 1995 costs decreased from 1994 because of higher revenue without a proportionate increase in owner/operators.

Miscellaneous operating expenses increased to 1.7% in 1996 from 1.1% for both years 1995 and 1994 as a result of the Company sustaining a number of losses due to shipper bankruptcies, which resulted in writing off accounts receivable balances.

Total operating expenses increased to 95.7% for 1996 compared to 90.9% in 1995 and 88.5% in 1994.

Arnold Industries' operating income for 1996 decreased $8.3 million or 17% over 1995, and 1995 operating income decreased $.9 million or 2% over 1994. Operating income was adversely impacted by excessive discounting and excess capacity in the industry in both 1996 and 1995, and was also substantially affected by higher fuel and insurance costs in 1996.

Other net non-operating expenses consist primarily of interest income, other investment income, and interest expense. The years 1996 and 1995 were affected by amortization of investments in low-income housing limited partnerships in the amounts of $.5 and $.3 million, respectively. The 1996 interest expense decreased to $1.3 million compared to $1.7 million in 1995, primarily due to a reduction in debt. Interest income was reduced by $.3 million for 1996 and $.4 million for 1995 compared to the year 1994 due to reduced interest rates and reduced investments. The reductions in investment securities held in 1995 and 1994 were primarily due to the asset acquisitions from T.W. Owens in 1995 and H.R. Hill in 1994.

The effective income tax rates for 1996, 1995 and 1994, were 35.6%, 36.3%, and 37.4% respectively. The reductions in the effective tax rates are due primarily to tax credits generated by investments in low-income housing limited partnerships.
Net income for 1996 decreased to $25.4 million compared to $30.5 million for 1995. Net income per share in 1996 was $.95 compared to $1.15 for 1995. This compares to $30.3 million or $1.14 per share for 1994. Approximately one-half of the decline in the Company's 1996 net income per share is attributable to increased insurance reserves as a result of several large losses in prior years.

Capital Expenditures

The total property and equipment purchases (net of dispositions) amounted to $26.4 million for 1996, compared to $53.6 million for 1995 and $45.0 million for 1994. This included equipment purchases of $8.6 million on the T.W. Owens acquisition in 1995 and approximately $10 million as a result of the H.R. Hill acquisition in 1994. The Company is projecting capital expenditures at approximately $36 million for 1997, excluding any acquisitions.

Liquidity and Capital Resources

Cash, cash equivalents, and marketable securities totaled
$42 million at the end of 1996 compared to $14 million at the end of 1995 and $42 million at the end of 1994. The increase for the year 1996 was due to substantially lower investments in property and equipment, whereas the decrease in 1995 compared to 1994 was due to a substantially higher investment in property and equipment and the payment of a line of credit loan. Working capital amounted to $40 million, $16 million, and $25 million at the end of 1996, 1995 and 1994, respectively. Net cash provided by operating activities was $67 million in 1996, $55 million in 1995, and $61 million in 1994.

The Company's current cash position, together with funds invested in marketable securities and cash flow generated from future operations are expected to be sufficient to finance anticipated capital expenditures. These funds may be supplemented when necessary or desirable by short or long-term borrowing.

Inflation

During 1996, the Company believes that inflation had a minimal effect on operating results. However, most of the Company's expenses are subject to inflation which results in increased costs.

Seasonality

In the trucking industry, results of operations show a seasonal pattern because of customers' reduced shipments in the winter months. In addition, operating expenses are usually higher during the winter months.

Current Trends

On January 2, 1997, New Penn effected a general rate increase of 5.9% which affected approximately 33% of its customers. Other customer rates are subject to negotiated contracts and agreements. Discounting and overcapacity in both the LTL and TL segments of the industry in 1995 has continued through 1996 and into 1997.

New Penn's revenue was up 18% for the fourth quarter of 1996. The beginning of 1997 continues to show increases in revenue. However, revenues at the Arnold Transportation Services companies show little growth.

The truckload operations of LebArnold, SilverEagle, and D.W.
will be combined into a core carrier subsidiary in 1997 under the name of Arnold Transportation Services. Management believes that the restructuring of the TL companies will have positive effects through improved marketing, quality of revenue and equipment utilization. The Company is continuing to improve efficiency by continued refinement of information technology which will reduce costs and provide better service to its customers.
The Company continues to seek niche markets requiring high levels of customized service which offer above average returns for the expertise required to serve them. Management believes that growth opportunities remain for both the LTL and TL companies through improved marketing efforts, expansion of regional markets and continued refinement of information technology. In December 1995, the Company registered up to $75 million worth of common stock and warrants for possible use in connection with future business acquisitions. Management will continue to evaluate opportunities to expand in both the LTL and TL segments of the industry.


ELEVEN-YEAR FINANCIAL SUMMARY<FN1>
(dollars in thousands, except per share data)

 Fiscal Year                      1996     1995    1994    1993     1992    1991    1990     1989    1988    1987     1986

 Income
 Operating revenues               356,335  330,136 302,390 272,697 233,620  196,202 188,830  167,589 148,196 124,176   99,062

 Operating expenses
    Depreciation and amortization  27,756   25,348  21,120  17,811   14,222  11,500  10,527   11,021   9,906   8,973    6,098
    Operating taxes and licenses    9,381    9,297   8,924   7,908    6,780   5,887   4,836    4,537   4,147   3,593    2,968
    Other                         278,856  246,854 222,824 200,106  172,304 142,080 137,027  123,121 109,397  92,886   73,625

 Operating income                  40,342   48,637  49,522  46,872   40,314  36,735  36,440   28,910  24,746  18,724   16,371
 Non-operating income (expense)
    Interest income (expense), net  (200)    (711)      35     355      246     195 (1,123)  (1,180)   (923)   (691)    (221)
    Other                           (690)     (25)   (429)   1,326     (71)      10   (449)      884   4,142   (287)    2,773

 Income before income taxes,
    extraordinary loss, and
    cumulative effect of change
    in accounting principle        39,452   47,901  49,128  48,553   40,489  36,940  34,868   28,614  27,965  17,746   18,923

 Income taxes                      14,043   17,400  18,384  18,651   14,660  13,512  12,452   10,939  10,543   8,171    9,358

 Income before extraordinary loss
    and cumulative effect of
    change in accounting principle 25,409   30,501  30,744  29,902   25,829  23,428  22,416   17,675  17,422   9,575    9,565

 Extraordinary loss, net of tax
    benefit<FN5>                       --       --     389      --      --       --      --       --     --       --       --

 Cumulative effect of change in
    accounting for income taxes<FN6>   --       --      --      --       --      --      --    1,322     --       --       --

 Net income                        25,409   30,501  30,355  29,902   25,829  23,428  22,416   18,997  17,422   9,575    9,565


 Per Share Data<FN2>
 Income before extraordinary
    loss and cumulative effect
    of change in accounting
    principle                         .95     1.15    1.16    1.13      .97     .88     .84      .67     .67     .37      .38
 Net income                           .95     1.15    1.14    1.13      .97     .88     .84      .71     .67     .37      .38
 Cash dividends declared              .44      .44     .41     .35      .32     .29     .25      .22     .11     .06      .05
 Book value                          7.84     7.33    6.63    5.90     5.12    4.46    3.86     3.31    2.76    2.16     1.76

 Financial Position - Year End
 Cash, temporary investments and
    marketable securities<FN3>     41,621   14,273  41,643  38,285   45,186  57,558  37,184   26,826  25,318  15,029   11,407
 Working capital<FN4>              39,909   16,219  24,839  24,093   29,856  55,664  30,877   24,049  23,575  11,558   10,360
 Property and equipment-net       199,614  199,822 169,603 144,148  110,674  88,250  91,393   83,540  67,346  58,291   44,097
 Total assets                     303,112  276,877 260,279 228,361  197,203 170,668 159,973  136,313 116,197  94,081   72,936
 Long-term debt                     3,874    5,049      --      --      476  17,603  19,479   19,749  14,812  12,840    6,685
 Stockholders' equity             209,147  195,367 176,458 156,867  136,015 118,502 102,362   87,681  72,589  55,520   45,210

 Other Data
 Percentage return on average
    stockholders' equity             12.6     16.4    18.2    20.4     20.3    21.2    23.6     23.7    27.2    19.0     23.4
 Net cash provided by operating
    activities                     67,000   55,075  60,524  51,299   34,518  35,898  36,639   29,471  25,195  23,136   14,752

<FN1>
     1.   D.W.  Freight, Inc. was acquired in April 1992 and is accounted for under the purchase method - asset acquisitions from H.R.
          Hill and T.W. Owens occurred in March 1994 and January 1995, respectively
<FN2>
     2. Adjusted to give retroactive effect to the two-for-one stock split in 1993, the two-for-one stock split in 1991, the three-for-two stock split in 1988, the five-for-four stock split in 1987, and the two-for-one stock split in 1986
<FN3>
     3.   Excludes restricted cash prior to 1992
<FN4>
     4. Certain liabilities with respect to claims were reclassified as long-term beginning in 1991
<FN5>
     5.   Write-off of the unamortized balance of intrastate operating rights
<FN6>
     6.   The Company adopted SFAS No. 96, "Accounting for Income Taxes," in
          1989

BOARD OF DIRECTORS
E. H. Arnold
Chairman, President, CEO and Director

Kenneth F. Leedy
Director
President - New Penn Motor Express, Inc.

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

Stock Listing
Arnold Industries common stock is traded on the NASDAQ National Market System. The stock symbol is AIND. In newspapers, the stock is listed as "ArnoldInd", "Arnold Inds" or similar variations. There were 1,347 record-holders of the Company's common stock as of March 10, 1997. The number of beneficial owners is considerably greater.

Annual Meeting of Stockholders
The Arnold Industries 1997 Annual Meeting of Stockholders will be held 4:00 PM, May 7, 1997 at the Lebanon Country Club, 3375 West
Oak Street, Lebanon, Pennsylvania.

Investor Information
Stockholders, securities analysts, portfolio managers, representatives of financial institutions and individuals seeking financial and operating information, including copies of Form 10K, may contact:

Corporate Secretary
Arnold Industries, Inc.
P.O. Box 210
Lebanon, PA  17042
(717) 273-9058


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

(Inside Back Cover)

COMPANY EXECUTIVES

ARNOLD INDUSTRIES, INC.

E. H. Arnold, Chairman, President & CEO
Donald G. Johnson, Senior Vice President*
Andrew J. Kerlik, VP, Personnel & Safety*
Timothy D. Hoffman, VP, Properties*
Ronald E. Walborn, CPA, CFO* & Treasurer
Heath L. Allen, Esq., Secretary
*As of January 1, 1997


NEW PENN MOTOR EXPRESS, INC.

Kenneth F. Leedy, President
Stephen M. O'Kane, Executive Vice President
Terrence P. Ryan, VP, Sales
Steven J. Ginter, VP, Marketing
Charles J. Kachel, VP, National Accounts
Daniel W. Schmidt, VP, Labor Relations
Frank Santanella, VP, Eastern Division
Charles A. Zaccaria, VP, Northern Division
John G. McCloy, VP, Central Division
Shawn P. Nolan, VP, Western Division
Thomas P. McDonald, Division VP, Sales
Anthony S. Nicosia, Division VP, Sales


ARNOLD TRANSPORTATION SERVICES

Robert J. Petruzzi, COO
Paul L. Shiffler, CFO
Kurt E. Antkiewicz, VP, Sales & Marketing
David L. Teichert, VP, Southeast Division
J. Michael Driggers, VP, Southwest Division
Kurt E. Morgan, VP, Northeast Division


ARNOLD LOGISTICS

Douglas B. Enck, Vice President/General Manager

(Back Cover)

Company Logo
Arnold Industries, Inc.
Corporate Headquarters
625 South Fifth Avenue
Lebanon, Pennsylvania 17042
(717) 274-2521