Form 10-K, Exhibit 13
period 1997-12-31
ARNOLD INDUSTRIES INC
filed 1998-03-31
CIK 700612

APPENDIX TO ARNOLD INDUSTRIES, INC.
1997 ANNUAL REPORT
DESCRIBING GRAPHIC AND IMAGE MATERIAL

Front cover -

Picture of New Penn tractor and trailer on a divided highway.

Picture of Arnold Transportation Services tractor and trailer on an exit ramp with city buildings in background.

Picture of employees at computer terminals.

Pie chart depicting allocation of revenue as stated verbally in accompanying text.

Page 1 - President's Letter to Stockholders includes a picture of E.H. Arnold, Company President.

Bar graph representing Operating Revenue (in millions) for years 1988 ($148); 1989 ($168); 1990 ($189); 1991 ($196); 1992 ($234); 1993 ($273); 1994 ($302);
1995 ($330); 1996 ($356) and 1997 ($383).

Pages 2 and 3 - Description of New Penn includes the following material:

Picture of New Penn tractor and trailer in urban setting;

Bar graph representing the number of full-time New Penn employees for year 1995 (1,315); 1996 (1,410) and 1997 (1,431);

Bar graph representing the number of tractors and trucks owned by New Penn in 1995 (651); 1996 (660) and 1997 (727);

Bar graph representing the number of trailers owned by New Penn in 1995 (1,315); 1996 (1,365) and 1997 (1,447);

Bar graph representing the number of shipments (in thousands) transported by New Penn in 1995 (1,578); 1996 (1,757) and 1997 (1,932);

Bar graph representing the weight of freight (in millions of pounds) transported by New Penn in 1995 (1,841); 1996 (2,017) and 1997 (2,163);

Map of Eastern and Middle United States with portions of Quebec and Ontario Provinces and Puerto Rico shaded to indicate New Penn's Northeast regional service, Inter-regional service and International service areas;

Bar graph representing New Penn revenue (in millions) for years 1993 ($157); 1994 ($159); 1995 ($167); 1996 ($182) and 1997 ($203);

Bar graph representing New Penn operating income (in millions) for years 1993 ($35); 1994 ($33); 1995 ($34); 1996 ($33) and 1997 ($44);

New Penn logo;

Pages 4 and 5 - Description of Arnold Transportation Services includes the following material:

Bar graph representing revenue of Arnold Transportation Services (in millions) for years 1993 ($116); 1994 ($143); 1995 ($163); 1996 ($174) and 1997 ($180);

Bar graph representing operating income of Arnold Transportation Services (in millions) for years 1993 ($12); 1994 ($16); 1995 ($15); 1996 ($8) and 1997
($7);

Bar graph representing the number of employees of Arnold Transportation for years 1995 (1,760); 1996 (1,810) and 1997 (1,921);

Bar graph representing the number of owner-operators of Arnold Transportation for years 1995 (262); 1996 (298) and 1997 (371);

Bar graph representing the number of tractors owned by New Penn in 1995 (990); 1996 (1,075) and 1997 (1,012);

Bar graph representing the number of trailers owned by Arnold Transportation in 1995 (3,732); 1996 (4,248) and 1997 (4,415);

Picture of Arnold Transportation tractor and trailer on highway bridge;

Map of Eastern and Middle United States with various states shaded to indicate Arnold Transportation's primary and secondary service areas;

Arnold Transportation Services logo;

Page 6 - Description of Arnold Logistics includes the following materials:

Picture of warehouse employees on a forklift and packing material on pallets;

Arnold Logistics logo;

Page 7 - Consolidated Five-Year Statistical Summary: the information on this page of the Annual Report is presented in bar-graph format.

Page 8 - Table of Contents for Financial Statements.


(Front Cover)

ARNOLD INDUSTRIES, INC. 1997 ANNUAL REPORT

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


FINANCIAL SUMMARY
(dollars in thousands except per share data)

                                 1997             1996          Change

REVENUES                         $383,165        $356,335      7.5%

NET INCOME                       $ 32,210        $ 25,409     26.8%

NET INCOME PER SHARE-BASIC       $   1.23        $    .95     29.5%

STOCKHOLDERS' EQUITY             $217,253        $209,147      3.9%

TOTAL ASSETS                     $317,040        $303,112      4.6%

RETURN ON AVERAGE
  STOCKHOLDERS' EQUITY               15.1%          12.6%      2.5%


ARNOLD INDUSTRIES, INC.

Arnold Industries is a transportation and logistics holding company. Through its operating units, New Penn Motor Express, Inc., Arnold Transportation Services, Inc. and Arnold Logistics, the Company provides regional less-than-truckload (LTL), truckload and value-added warehousing services. 1997 operating revenues totaled $383 million.

OPERATING REVENUE:

REGIONAL LTL                 -     $203 million
TRUCKLOAD                    -     $154 million
VALUE-ADDED WAREHOUSING      -     $ 26 million


NEW PENN

New Penn provides next-day LTL service in the Northeast region of the United States. The company is widely regarded as a superior service provider and one of the most efficiently operated carriers in the industry.

ARNOLD TRANSPORTATION SERVICES

Arnold Transportation Services was created through the merger of three regional truckload subsidiaries and provides irregular route and dedicated truckload services throughout the Eastern half of the United States.

ARNOLD LOGISTICS

Arnold Logistics is a division of Arnold Transportation Services and specializes in integrated distribution services, order fulfillment and contract packaging services. Arnold Logistics operates 2.3 million square feet of warehousing space located primarily in Central Pennsylvania.

LETTER TO STOCKHOLDERS   Arnold Industries achieved record revenues and
earnings in 1997 on the strength of outstanding performances at our less-than-truckload (LTL) and logistics operating units. Basic earnings per share increased 29% in 1997 compared to the prior year. Operating revenues increased 8% to $383 million.

New Penn had an outstanding year with revenues up 12% and operating income up 34%. Operating revenues exceeded $200 million for the first time. Ken Leedy, president of New Penn and Steve O'Kane, executive vice president, have assembled the best team in the industry capable of continuing New Penn's history of profitable growth. We were pleased to announce an early settlement of the New Penn labor agreement. We believe the combination of market growth and the low market share of New Penn will allow us to continue the growth of New Penn without sacrificing margins. We continue to expand our infrastructure and look for ways to serve a larger area from the Northeast.

The merger of our three regional truckload subsidiaries was completed at the end of 1997 to create Arnold Transportation Services. The combination of the three companies required major changes in personnel and computer systems. These changes resulted in one-time charges that had a negative impact on earnings. There will be additional charges in 1998 which management does not expect to be material. At the same time, the integration repositioned the company to take on new business in new markets that will be more profitable long-term. Short-term, the new business resulted in an increase in empty miles. An important area that showed improvement in 1997 was the recruitment and retention of drivers. There has been an industry-wide shortage of qualified drivers. Through improvements in compensation, recruiting and retention we reduced our rate of driver turnover. Lower turnover and improved recruiting of owner-operators throughout the service area will strongly support future growth. Overall, the operating income at Arnold Transportation Services declined by 8% in 1997.

There was no easy way to get from where we were, to where we needed to be in the truckload arena. While there has been some short-term pain in the form of reduced operating margins, the rationale for our strategy is sound. Our three medium-sized truckload carriers were not well positioned to grow. The market is consolidating and very small niche players and large carriers will survive. Those in the middle will not. Our Fortune 500 clients are reducing the number of carriers with whom they do business to a limited number of "core carriers." Arnold Transportation Services is now positioned to be a "core carrier" for our larger customers. While there is no quick-fix to improve our truckload operating margins, revenues are increasing, a new organizational structure is in place and management control systems are improving. Incremental margin improvements have the potential to make a significant contribution to earnings.

Arnold Industries now has a top 25 position in both the LTL and truckload markets. Based on 1996 industry revenues, New Penn is the 22nd largest LTL carrier and Arnold Transportation Services is the 23rd largest truckload carrier. While our goal remains to be the best, not the biggest, we are now positioned as a major player in the regional LTL and truckload markets allowing us to meet the needs of our target market customers.

Arnold Logistics is a growing player in the value-added warehousing market. By focusing on order fulfillment and contract packaging services, Doug Enck, vice president and general manager of Arnold Logistics and his team have done an excellent job increasing revenues and improving margins. To support future growth, your Board of Directors has approved construction of 560,000 square feet of new warehouse space to be built in Central Pennsylvania. Construction is expected to be complete in late 1998. New services are now being offered in Texas and we are investigating further geographic expansion to the Southeast. Operating revenues at Arnold Logistics have grown 21% and 16% the past two years. We anticipate growth will accelerate as the new facilities come on-line in 1999.

On behalf of the Board of Directors, we say thank you to the 3,800 dedicated employees of Arnold Industries, New Penn, Arnold Transportation and Arnold Logistics. We also want to thank our valued customers without whom our company has no purpose, and our shareholders whose confidence we do not take for granted. The focus of our business has broadened over the years to include
LTL, truckload and logistic services. We have had to adapt our strategies to a rapidly changing marketplace. However, our principles have not changed. We remain committed to executing our strategies with discipline and consistency to provide the best available service to our customers, and build value for our shareholders.

E.H. Arnold
Chairman, President & CEO
March 3, 1998


NEW PENN

SCOPE OF OPERATIONS
New Penn Motor Express is a next-day regional less-than-truckload (LTL) carrier of general commodities. The Company operates 23 terminal facilities serving the twelve northeastern states, the Province of Quebec and the Commonwealth of Puerto Rico. New Penn also provides services to Indiana and Ohio, plus the southeastern United States and Ontario, Canada through partnerships with other high-service regional carriers.


COMPETITIVE POSITION
New Penn is a superior service carrier in the Northeast market providing all points coverage in the region. New Penn delivers high levels of speed and reliability. Over 92% of New Penn's Northeast regional shipments are delivered next-day. Service standards were improved from two-days to next-day on eight additional traffic lanes during 1997. New Penn provides excellent on-time service with 97% of shipments being delivered within the Company's published service standards. Outstanding freight handling procedures result in one of the lowest freight loss and damage ratios in the industry. New Penn's cargo claim ratio was .38% in 1997 which indicates that less than 4/10ths of one percent of revenues were paid to customers to settle cargo loss and damage claims. During 1997, New Penn was rated among the "Best of the Best" in the Distribution magazine "Quest for Quality Awards."

RECORD REVENUE AND OPERATING INCOME   New Penn had an outstanding year in 1997
recording record revenues and operating income. Revenues totaled $203 million, an increase of 12% compared to 1996. Operating income grew faster than revenues in 1997 and totaled $44 million, an increase of 34% over the 1996 level. In August 1997, New Penn was recognized in Transport Topics for having the lowest operating ratio (total expenses as a percentage of revenues) and the best net profit margin for 1996 among the 100 largest trucking companies in the U.S. For the year 1997, the operating ratio of New Penn improved by over three points to 78.4%.

The excellent performance of New Penn in 1997 is attributable to several factors including a strong economy, an improved pricing environment, superior service quality, improved asset utilization, excellent cost identification and control and the continued effort and dedication of New Penn employees. Above average growth was achieved in the Canadian, Puerto Rico and Import/Export markets. Pool distribution services also contributed to the growth experienced in 1997 as shippers take advantage of the efficiencies and service improvements available by combining the services of truckload carriers with New Penn's next-day LTL service.

CAPITAL INVESTMENT   New Penn invested in the areas of information technology,
equipment and facilities to increase its capacity to serve and maintain efficiencies. As noted in the November 1997 issue of Logistics Management magazine, "New Penn Motor Express has invested heavily in technology to maintain its edge in a competitive Northeast LTL market." Information technology investments allow New Penn to monitor and manage company activities and respond quickly and accurately to customer inquiries. What is known as the "year 2000 problem" received considerable attention during 1997. Modifications have been completed in billing and operational systems that allow the computer programs to properly recognize the year 2000. All systems are scheduled to be "year 2000 compatible" by the end of 1998.

A new system for managing accounting, human resources and payroll functions is being installed. The new system enhances information retrieval, reporting and expense analysis. The Company's AS/400 computer system was upgraded. The upgrade doubled data processing capacity.

The tractor and trailer fleets were expanded as indicated in the graphs below. Investments were made in Scranton, PA and Rochester, NY to renovate and expand terminal facilities. The Puerto Rico freight handling facility and the sales office in S. Kearny, NJ were also renovated.

OUTLOOK   New Penn continues to be the envy of the industry in terms of both service levels provided and financial performance. The market remains intensely competitive as low-cost carriers increase the scope of their services. However, New Penn will continue to prosper based upon a service-oriented, cost-conscious culture of continuous improvement, excellent operational fundamentals, intelligent use of technology, strong management controls and highly productive employees. The Company changed its approach to labor negotiations in the fall of 1997 when it announced its intention to negotiate independently for the renewal of the labor agreement. This change is believed to be in the long-term best interests of New Penn employees and customers, as well as Arnold Industries shareholders.

Continued growth is anticipated as the regional LTL market continues to outpace the national market and, while New Penn is a major player in the Northeast, its relative market share remains low. New Penn's next-day focus positions the Company to meet the needs of shippers requiring outstanding performance in an era of low inventories and just-in-time manufacturing.


ARNOLD TRANSPORTATION SERVICES

SCOPE OF OPERATIONS Arnold Transportation Services is a truckload and logistic services company. The Company provides irregular route, multi-stop and dedicated truckload services in the northeast, southeast, mid-west and southwest sections of the United States. The Company operates from ten service centers and provides regional and interregional service. Arnold Logistics operates as a division of Arnold Transportation Services and is further discussed on page 6 of this report.

COMPETITIVE POSITION The truckload operations of Arnold Transportation Services were formed through the combination of three independently operated regional subsidiaries of Arnold Industries. The merger officially took place at the end of 1997. The resulting company ranks among the 25 largest truckload carriers in the United States. Arnold Transportation Services has a significant presence in the beverage, consumer products and retail industries.

The merger took place to position the Company to serve the regional and interregional needs of its Fortune 500 clients. Many large companies today are reducing the number of carriers with whom they do business by focusing their shipping with a limited number of "core carriers." The integration of the three regional subsidiaries positions Arnold Transportation Services to compete for large contracts involving business within and between several regions of the United States. While the interregional business is growing, the current business mix continues to reflect the regional roots of the Company. The average length-of-haul is approximately 350 miles. High service levels are the norm with shipments generally being delivered same-day, next-day or second-day, depending on the distance traveled and customer requirements.

A YEAR OF TRANSITION   During 1997 the truckload operations made the
transition from operating as three small companies to one large company. As expected, the process of integration necessitated significant changes in people, operations and information systems. The operations planning and customer service functions were consolidated in Jacksonville, FL. Truckload revenues totaled $154 million in 1997 which was an increase of 1% compared to 1996. Combined truckload and logistics revenues at Arnold Transportation Services totaled $180 million in 1997, a 3% increase over 1996. The costs associated with combining the truckload operations had a negative impact on operating income in 1997. The operating income for truckload and logistics operations totaled $7 million in 1997, approximately an 8% decline compared to the 1996 figure.

A YEAR OF PROGRESS   Progress was made on several fronts to ensure the Company
benefits from the merger. The Company was restructured to reflect the regional and interregional nature of the new organization. The Company is no longer structured along geographic regions. The new structure will allow the Company to manage the regional dedicated and irregular route activity while also servicing the interregional market and creating a consistent corporate culture. The sales force is now positioned to improve effectiveness by pursuing opportunities within and between all regions. Significant improvements were made in controlling workers compensation and auto insurance claims with the total incurred claim cost being reduced by 47%. Improvements were also made in the Company's safety performance with the number of preventable accidents per million miles being reduced by 13%. Driver recruiting and retention efforts were enhanced by centrally managing the effort.

CAPITAL INVESTMENTS
Providing good service in the truckload arena is primarily a function of having high quality equipment and drivers in position to provide service when the customer calls. By the end of 1997, Arnold Transportation Services had increased equipment capacity through additions to the fleet and additional owner-operators. The 48' trailer fleet is being replaced with 53' trailers which are preferred by customers. A key area of focus during 1997 was management information systems. The merger requires that existing systems be merged or new systems be developed that would improve effectiveness and efficiency. Information systems were enhanced to facilitate the central dispatch function. The sales automation system was fully implemented to improve communication within the sales organization. A new billing system is in development, and the Company will benefit from the new accounting, human resources and payroll system. The installation of Qualcomm satellite tracking units was completed on the national fleet used in interregional operations. Satellite tracking capability is being added to selected regional operations where the system enhances productivity or customer service.

OUTLOOK Many new customer opportunities have developed as a result of positioning the Company to serve the regional and interregional markets. The average length-of-haul and the revenue per truck are expected to increase. The interregional business is less transaction-oriented in two ways: 1) there are fewer billing transactions required to support the same amount of revenue, and
2) a higher percentage of the business is under contract rather than bid on a day-to-day transactional basis. An increase in the percentage of interregional business is expected to improve earnings. Overall, the market for truckload services remains strong and the pricing environment suggests revenue enhancements will be feasible in 1998. While some costs were incurred in 1997, additional costs are anticipated in 1998 to fully integrate the information and operational systems. Arnold Transportation Services is well positioned to grow in the years ahead.


ARNOLD LOGISTICS

SCOPE OF OPERATIONS Arnold Logistics is a provider of value- added warehousing and logistic services. This division of Arnold Transportation Services operates over 2.3 million square feet of warehousing space. Facilities are located in Pennsylvania, Texas and North Carolina.

Services provided include:

Distribution Services       integrated warehousing, shipping and
                            transportation services, including
                            climate-controlled facilities

Fulfillment Services        seamless integration of telemarketing,
                            credit card approval, online order entry, warehousing, shipping and custom reports of order entry and inventory analysis

Contract Packaging          automated high-speed shrink-wrapping
                            and banding, collating, carton assembly,
                            UPC and date coding

COMPETITIVE POSITION Arnold Logistics is positioned to capitalize on several broad business trends. There is a trend toward outsourcing ancillary functions, including logistics and transportation since it is not considered a core business function for many companies. The growth of mail-order business is being addressed by Arnold Logistics through the development of order fulfillment services. Lastly, the growth of the warehouse club retail format has propelled the need for custom packaging. Arnold Logistics' customers benefit by reducing capital investment in the logistics function, reducing order-cycle times and increasing flexibility to address special projects.

Arnold Logistics has distinguished itself from competitors by offering unique value-added services and customizing solutions to meet the unique needs of its clients. Arnold Logistics has developed a culture that supports long-term customer partnerships. Employees strive to develop innovative solutions that create value for customers. Arnold Logistics serves customers in a variety of industries including food, publications, software and consumer non-durables. Again in 1997, Arnold Logistics received a perfect score in the American Institute of Baking (AIB) audit for cleanliness of its food-grade facilities.

RECORD REVENUE Arnold Logistics achieved record revenue in 1997 of $26.2 million, a 16% increase compared to 1996. The growth was primarily in the areas of order fulfillment and contract packaging. The Company continued to expand its customer base. Contract packaging services were expanded to the Texas facility during 1997. Focus on value-added services and modest investments in automation, forklift trucks and the refurbishing of offices allowed Arnold Logistics to improve its return on assets.

OUTLOOK Arnold Logistics will continue to emphasize value-added contract packaging and order fulfillment services. These services will be further expanded in the Dallas/Ft. Worth market and may be expanded in the southeastern United States during 1998. Geographic expansion will allow the company to provide services to its existing customer base in new markets. New warehousing space of 560,000 square feet is currently under construction in Central Pennsylvania. Additional information systems resources are also being allocated to meet the customized data interchange and information reporting requirements of its customers. These investments will allow Arnold Logistics to grow as a premier provider of value-added warehousing services.

Consolidated Five-Year Statistical Summary
(dollars in thousands except per share data)

                          1993     1994          1995        1996        1997
Operating Revenues     272,697     302,390     330,136     356,335     383,165
Net Income              29,902      30,355      30,501      25,409      32,210
Net Income Per
   Share                  1.13        1.14        1.15         .95        1.23

Operating Revenues by Service
Warehousing/
   Logistics             15,481      16,457      18,545      22,538      26,154
Truckload               100,694     126,300     144,534     151,926     153,712
Less-than-Truckload     156,522     159,633     167,057     181,871     203,299


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


CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 1997 AND 1996
(dollars in thousands)

ASSETS                                        1997          1996
Current assets:
     Cash and cash equivalents              $  26,505    $ 19,704
     Marketable securities                      9,786      21,917
     Accounts receivable:
     Trade (less allowance for doubtful
        accounts of $1,340 and $1,724)        40,063       30,554
        Officers and employees                   363           95
     Deferred income taxes                    10,498        7,649
     Prepaid expenses and supplies             4,462        3,765
     Refundable income taxes                     577          -
        Total current assets                  92,254       83,684

Property and equipment, at cost:
     Land                                     16,970       16,435
     Buildings                                84,095       79,846
     Revenue and service equipment           210,396      196,325
     Other equipment and fixtures             31,170       27,538
     Construction in progress                  3,372        2,668
                                             346,003      322,812
     Accumulated depreciation                140,441      123,198
          Total property and equipment       205,562      199,614

Other assets:
     Goodwill, net of accumulated
        amortization of $2,401 and $2,049      8,494        8,863
     Investments in limited partnerships       9,616       10,145
     Cash value of life insurance, net           804          530
     Other                                       310          276
          Total other assets                  19,224       19,814
                                            $317,040     $303,112

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Notes payable                          $ 16,280     $ 16,222
     Accounts payable, trade                  10,155        9,332
     Federal and state income taxes                -          456
     Estimated liability for claims            6,453        6,452
     Salaries and wages                        3,768        4,126
     Accrued vacation                          5,523        4,635
     Accrued expenses - other                  4,154        2,552
          Total current liabilities           46,333       43,775
Other long-term liabilities:
     Estimated liability for claims           13,733       13,689
     Deferred income taxes                    35,684       31,095
     Notes payable                             2,383        3,874
     Other                                     1,654        1,532
          Total other long-term liabilities   53,454       50,190
Commitments and contingencies (Note 10)
Stockholders' equity:
     Common stock, par value $1.00; authorized
        100,000,000 shares; 29,942,628 issued
        in 1997 and 1996                      29,942       29,942
     Paid-in capital                             483          209
     Retained earnings                       208,617      187,923
                                             239,042      218,074
     Less treasury stock, at cost - 4,020,442
        and 3,279,108 shares in 1997 and 1996,
        respectively                         (21,789)      (8,927)
          Total stockholders' equity         217,253      209,147
                                            $317,040     $303,112

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
(dollars in thousands, except per share data)

                                           1997         1996         1995
Operating revenues                         $383,165     $356,335     $330,136
Operating expenses:
     Salaries, wages and related
        expenses                            187,439      174,666      160,130
     Supplies and expenses                   59,387       57,552       50,542
     Operating taxes and licenses             9,342        9,381        9,297
     Insurance                                7,471        9,837        6,816
     Communication and utilities              5,247        4,680        4,297
     Purchased transportation                29,650       28,066       22,755
     Rental of buildings, revenue
        equipment, etc., net                  1,715        1,328        1,296
     Depreciation and amortization           29,133       27,756       25,348
     Miscellaneous                            2,865        2,727        1,018
          Total operating expenses          332,249      315,993      281,499
          Operating income                   50,916       40,342       48,637
Other expenses - net, including
     interest income of $1,605,
     $1,090 and $996                           (27)         (890)        (736)
Income before income taxes                  50,889        39,452       47,901
Income taxes                                18,679        14,043       17,400
          Net income                      $ 32,210      $ 25,409     $ 30,501
Per share amounts
     Basic                                $   1.23      $   0.95     $   1.15
     Diluted                              $   1.22      $   0.94     $   1.13

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
(dollars in thousands, except per share data)

                                  Common     Paid-in     Retained   Treasury
                                  Stock      Capital     Earnings   Stock

Balance - December 31, 1994       $29,942    $ 75        $155,460   $ (9,019)
   Net income                           -       -          30,501          -
   Distribution of treasury
     stock due to exercise
     of stock options                   -      78               -         49
   Cash dividends paid
     ($.44 per share)                   -       -         (11,719)         -

Balance - December 31, 1995        29,942     153         174,242     (8,970)
   Net income                           -       -          25,409          -
   Distribution of treasury
     stock due to exercise
     of stock options                   -      56               -         43
   Cash dividends paid
     ($.44 per share)                   -       -         (11,728)         -

Balance - December 31, 1996        29,942     209         187,923     (8,927)
   Net income                           -       -          32,210          -
   Distribution of treasury
     stock due to exercise
     of stock options                   -     274               -        203
   Purchase of treasury stock           -       -               -    (13,065)
   Cash dividends paid
     ($.44 per share)                   -       -         (11,516)         -

Balance - December 31, 1997       $29,942    $483        $208,617   $(21,789)


CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 1997, 1996, AND 1995
(dollars in thousands)

                                                1997       1996      1995

Cash flows from operating activities:
  Net income                                    $32,210    $25,409   $30,501
  Adjustments to reconcile net income to net
    cash provided by operating activities:
  Depreciation and amortization                  29,636     28,269    25,546
  Gain on disposal of property and equipment       (588)      (726)   (1,452)
  Equity in (earnings) losses of limited
    partnerships                                    (33)        (5)       30
  Provision for deferred taxes                    1,740       1,860    6,750
  Net (gain) loss on investments                     24         176     (374)
  Changes in operating assets and liabilities:
  (Increase) decrease in accounts receivable     (9,777)        695   (1,199)
  (Increase) decrease in prepaid expenses and
    supplies                                       (698)        903     (196)
  Increase (decrease) in accounts payable,
    trade                                           823       2,016   (2,440)
  Increase (decrease) in income taxes
    payable                                      (1,034)      1,874   (2,959)
  Increase in estimated liability for
    claims                                           45       4,692      322
  Increase in accrued expenses                    2,132       1,709      418
  Other, net                                        122         128      128

  Net cash provided by operating activities      54,602      67,000   55,075

Cash flows from investing activities:
  Proceeds from sale of investment securities    19,075       3,103   11,546
  Purchase of investment securities              (6,967)    (16,693)  (1,587)
  Proceeds from disposition of property
    and equipment                                 5,649       4,830    7,602
  Purchase of property and equipment            (39,760)    (31,279) (52,606)
  Capital contributions in limited
    partnerships                                 (1,587)     (1,646)  (1,866)
  Distributions from limited partnerships            46          22       32
  Acquisitions of primary assets of
    T.W. Owens & Sons, Inc.                           -           -  (11,121)
  Increase in cash value of life insurance         (274)          -        -
  Other, net                                        (34)        226      (69)

       Net cash used in investing activities    (23,852)    (41,437) (48,069)

Cash flows from financing activities:
  Proceeds from employee stock options
    exercised                                       476         99       127
  Cash dividends paid                           (11,516)   (11,728)  (11,719)
  Principal payments on long-term debt              156          -   (13,199)
  Purchase of treasury stock                    (13,065)         -         -
  Net cash used in financing activities         (23,949)   (11,629)  (24,791)
  Increase (decrease) in cash and cash
    equivalents                                   6,801     13,934   (17,785)

Cash and cash equivalents at beginning of year   19,704      5,770    23,555

Cash and cash equivalents at end of year        $26,505    $19,704   $ 5,770

Supplemental disclosures of cash flow
  information:
  Cash paid during the year for:
    Interest                                    $ 1,373    $ 1,300   $ 1,741

    Income taxes                                $17,971    $10,388   $13,618

Noncash investing activities in 1995 related to the recognition of the fair value of future capital contributions in limited partnerships of $6,951.

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

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

Revenue Recognition:
In accordance with industry practice, revenues from less-than- truckload hauling are allocated between reporting periods based on relative transit time in each reporting period with expenses recognized as incurred, and revenues from truckload hauling are recognized when the shipment is completed with expenses recognized as incurred.

Cash and Cash Equivalents:
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities:
At December 31, 1997 and 1996, marketable equity and debt securities have been categorized as available for sale and as a result are recorded at fair value. Realized gains and losses on the sale of securities are recognized using the specific identification method and are included in other income in the consolidated statements of income. Quoted market prices are used to determine market value.

Concentrations of Credit Risk:
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and trade accounts receivable. The Company places its cash and cash equivalents with high credit financial institutions, and limits the amount of credit exposure to any one financial institution. The Company's marketable securities consist principally of U.S. Government securities and municipal bonds. These securities are subject to minimal risk. Concentrations with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies.

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

When buildings and equipment are retired or otherwise disposed of, the property and accumulated depreciation accounts are relieved of the applicable amounts and any resulting profit or loss is reflected in miscellaneous operating expenses.

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

Effective March 22, 1997, the Board of Directors authorized management to repurchase up to 1,000,000 shares of common stock through open market purchases. During 1997, the Company purchased 817,600 shares of its common stock at an aggregate cost of approximately $13,100. Effective February 27, 1998, the Board authorized the repurchase of an additional 1,000,000 shares.

Per Share Amounts:
In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock or potential common stock. SFAS 128 simplifies the standards for computing earnings per share previously found in APB Opinion No. 15, "Earnings Per Share," by replacing the presentation of primary earnings per share with a presentation of basic earnings per share. It also requires dual presentation of basic and diluted earnings per share on the face of the income statement for all entities with complex capital structures.

SFAS 128 is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Restatement of all prior-period earnings per share data is required upon adoption. The basic earnings per share and diluted earnings per share are as follows:

                               1997           1996           1995
Basic and diluted
     earnings per share:
     Earnings                  $32,210        $25,409        $30,501
Basic earnings per
     share, number of
     share                  26,172,232     26,655,125     26,635,327
Diluted earnings
     per share, number
     of shares              26,506,495     26,900,743     26,986,575
Basic earnings per
     share                       $1.23          $0.95          $1.15
Diluted earnings per
     share                       $1.22          $0.94          $1.13

Comprehensive Income:
In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130), which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company will adopt SFAS 130 and begin reporting comprehensive income in the first quarter of 1998.

Segment Information:
In June 1997, the Financial Accounting Standards Board also issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131), which is effective for fiscal years beginning after December 15, 1997. This statement establishes standards for the disclosure of segment results. It requires that segments be determined using the "management approach," which means the way management organizes the segments within the enterprise for making operating decisions and assessing performance. The Company will adopt SFAS 131 in the fourth quarter of 1998, and is still evaluating its impact on the Company's financial statement disclosures.

2. MARKETABLE SECURITIES:
The cost and market value of investment securities at December 31, 1997 and 1996 follows:

                                   1997                    1996
                                            Market             Market
                              Cost          Value     Cost     Value
U.S. treasury securities      $   99        $  99     $    95  $    95
Municipal bonds                8,627         8,627     20,484   20,505
Equity securities              1,000         1,004      1,000    1,000
Accrued interest receivable       56            56        317      317
Total                         $9,782        $9,786    $21,896  $21,917

The net gain (loss) on marketable securities recorded during the years ended 1997, 1996 and 1995 amounted to $(24), $24 and $374, respectively.

The contractual maturities of debt securities available for sale at December 31, 1997 are as follows:

                                             Market Value
Due within one year                              $8,270
Due after one year through five years               357
                                                 $8,627

3. NOTES PAYABLE:
The Company has unsecured working capital lines of credit with maximum borrowings of $31,500 of which $14,790 was outstanding at December 31, 1997 and 1996. Borrowings under these agreements bear interest at fixed rates quoted by the bank at the time of borrowing. The current interest rate on the outstanding balance was 6.4%.

In connection with its investments in low income housing limited partnerships, the Company is required as of December 31, 1997 to make additional contributions over the next four years as follows: 1998, $1,712; 1999, $1,209; 2000, $1,189; and 2001, $200. The additional contributions of $4,310 were discounted to $3,874 using the Company's incremental borrowing rate of 6%. Management anticipates that the cash flow from the tax credits generated by these investments will approximate the additional contributions during this period.

4. STOCK OPTION AND STOCK PURCHASE PLANS:
Stock Option Plan:
The Company has a 1987 and a 1997 stock option plan which provide for the granting of options to purchase shares of the Company's stock to certain executives, employees, consultants and directors. The 1987 stock option plan expired on March 31, 1997 and was replaced by the 1997 stock option plan effective April 1, 1997. No new options can be granted under the 1987 stock option plan.

Under the 1997 stock option plan, options to acquire up to 2,000,000 shares of the stock may be granted to executives, employees, consultants and directors of the Company. Options under both plans carry various restrictions. Under the plans, certain options granted to employees will be qualified incentive stock options within the meaning of Section 422A of the Internal Revenue Code and other options will be considered nonqualified stock options. The incentive stock options may be granted for no less than market value at the date of grant. A proposed amendment to the 1997 stock option plan requires that nonqualified stock options be issued at a price not less than market value at the date of grant. Options are exercisable starting three months from the date of grant and expire no later than ten years after the date of grant. Also, no employee may participate in the incentive stock option plans if immediately after the grant he or she would own directly or indirectly more than 10% of the stock of the Company.

Transactions and other information relating to the 1987 and 1997 stock option plans for the three years ended December 31, 1997 are summarized as follows:

                          Stock Option Plans
                                                                    Weighted
                                                                    Average
                                                                    Fair
                                                                    Value of
                                                                    Options
                                                                    Granted
                                                                    During
                                Shares          Price Per Share     the Year
Balance, outstanding -
  December 31, 1994            1,104,110        $4.46 to $15.62
  Options granted
  Options exercised              (18,730)       $4.46 to $ 7.25
  Options expired                (28,700)       $7.25 to $14.75

Balance, outstanding -
  December 31, 1995            1,056,680        $ 4.46 to $15.62
  Options granted                 38,800        $13.63              $3.81
  Options exercised              (15,746)       $ 4.46 to $ 7.25
  Options expired                (26,000)       $13.63 to $14.75

Balance, outstanding -
  December 31, 1996            1,053,734        $ 4.46 to $15.62
  Options granted                526,500        $15.00 to $21.75    $5.09
  Options exercised              (76,268)       $ 4.46 to $15.62
  Options expired                (72,600)       $13.63 to $14.75

Balance, outstanding -
  December 31, 1997            1,431,366        $ 4.46 to $21.75

Options exercisable -
  December 31, 1997              905,631        $ 4.46 to $18.56

On June 26, 1996, stock options granted in 1994 for $18.25 per share to $18.50 per share have been repriced to $13.63 per share. All other provisions of the 1994 options granted have remained unchanged.

On January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation" (SFAS 123). As permitted by SFAS 123, the Company has chosen to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its plans. Accordingly, no compensation cost has been recognized for options granted under the plans. Had compensation costs for the Company's plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method of SFAS 123, the impact on the Company's net income and earnings per share would be as follows:

                           1997              1996              1995
                    As        Pro       As        Pro       As        Pro
                    Reported  Forma     Reported  Forma     Reported  Forma
Net
 income             $32,210   $30,917   $25,409   $25,281   $30,501   $30,501
Basic
 earnings
 per share          $  1.23   $  1.18   $  0.95   $  0.95   $  1.15   $  1.15
Diluted
 earnings
 per share          $  1.22   $  1.17   $  0.94   $  0.94   $  1.13   $  1.13


The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1997 and 1996: dividend yield of 3.00%; expected volatility of 27.00% and 26.00%, respectively; risk-free interest rate of 6.22% and 6.72%, respectively; and expected life of 6 years.

Stock Purchase Plan:
Effective November 15, 1992 the Company adopted a stock purchase plan which replaced a similar plan adopted in 1975. The 1992 stock purchase plan is available to all eligible employees. Under the plan, subscriptions of each subscribing employee are remitted to a custodian for investment in the common stock of the Company.

Minimum and maximum contributions under the 1992 plan are five hundred twenty dollars and five thousand two hundred dollars for each employee in any one year. The minimum and maximum contributions under the 1975 plan were three hundred dollars and three thousand dollars for each employee in any one year. At least monthly the custodian purchases the stock in the over-the- counter market and the Company allocates all purchased shares based on average price for all purchases and individual payroll deduction amounts.

Under the 1992 plan the Company is responsible for all costs of stock purchases and stock sales within the plan and any administrative costs related to issuance of stock certificates. Employees are responsible for the expense of sale or transfer on issued stock certificates. The 1975 plan required that employees pay all of the custodian and brokerage fees.

5. INCOME TAXES:
Consolidated income tax expense consists of the following:

                             1997            1996            1995
Currently payable:
     Federal               $13,803          $10,334          $ 8,960
     State                   3,136            1,849            1,690
                            16,939           12,183           10,650
Deferred:
     Federal                 1,272            1,517            5,626
     State                     468              343            1,124
                             1,740            1,860            6,750
     Total income tax
       expense             $18,679          $14,043          $17,400

The effective income tax rates of 36.7% in 1997, 35.6% in 1996 and 36.3% in 1995 differ from the federal statutory rates for the following reasons:

                                           1997          1996          1995
Statutory federal income tax rate          35.0%         35.0%         35.0%
State income taxes, net of
   federal income tax benefit               4.6           3.6           3.8
Tax-free investment income
   and other                               (2.9)         (3.0)         (2.5)
                                           36.7%         35.6%         36.3%

Deferred tax liabilities (assets) are comprised of the following at December
31:

                                                     1997          1996
Property and equipment, principally due
   to differences in depreciation                    $35,183     $33,293
Limited partnership investments, principally
   due to differences in tax basis                     1,465       1,350
Other                                                    329         294
     Gross deferred tax liabilities                   36,977      34,937
Estimated liability for claims, principally
  due to differences in timing of
  recognition of expense                             (7,424)      (7,828)
Vacation liability, principally due to
  differences in timing of recognition
  of expense                                         (1,925)      (1,519)
Allowance for bad debts, principally due
  to differences in timing of recognition
  of expense                                           (531)        (673)
Deferred compensation, principally due to
  differences in timing of recognition of
  expense                                              (794)        (672)
Other                                                (1,117)        (799)
     Gross deferred tax assets                      (11,791)     (11,491)
                                                    $25,186      $23,446

6. PROFIT SHARING PLANS:
The Company has trusteed profit sharing plans for all employees meeting certain eligibility tests. The plans may be amended at any time at the discretion of the Board of Directors. Approximate charges to income for contributions to the plans amounted to $2,031, $1,721 and $1,662 for 1997, 1996 and 1995, respectively.

7. PENSION PLANS:
Charges to income for pension expense for 1997, 1996, and 1995 approximate $9,449, $7,919 and $6,599, respectively, representing payments to multiemployer pension plans under the provisions of various labor contracts. Under the Multiemployer Pension Plan Amendments Act of 1980 (the Act), an employer withdrawing from a multiemployer pension plan is liable for a portion of the unfunded vested benefit obligations of such plan. The Act treats an employer as having withdrawn when the employer either permanently ceases to have an obligation to contribute to the plan or permanently ceases all covered operations under the plan. The Company presently has no plans to withdraw from a multiemployer pension plan.

The Company also offers a supplemental defined benefit pension plan for certain key officers and employees with payments to begin five years following retirement. Death and disability benefits are also provided. The amount of annual pension benefit is determined by the Board of Directors. The charge to income for this plan was $146, $149 and $140 for 1997, 1996, and 1995, respectively. The following table sets forth the supplemental plan's funded status and amounts recognized in the Company's consolidated balance sheets at December 31, 1997 and 1996:

                                                      1997          1996
Actuarial present value of benefit obligations:
        Vested benefit obligation                    $  872     $  601

        Accumulated benefit obligation               $1,637     $1,480
Projected benefit obligation for service
  rendered to date                                    1,637      1,480
     Plan assets at fair value                            -          -
       Plan liability under projected benefit
          obligation                                  1,637      1,480
Unrecognized net loss                                   (29)         -
Unrecognized net asset at transition                     46         52
         Accrued pension cost                        $1,654     $1,532


The following table sets forth components of net pension cost for the supplemental plan recognized in the Company's consolidated income statements for the years ended December 31, 1997, 1996 and 1995:

                                          1997          1996          1995
Service cost - benefits earned
     during the period                    $ 50          $ 61          $ 61
Interest cost on projected benefit
     obligation                            102            94            85
Net amortization and deferral               (6)           (6)           (6)
        Net pension cost                  $146          $149          $140

A discount rate of 7% is used in accounting for the pension plan as of December 31, 1997 and 1996.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS:
Financial instruments include cash and cash equivalents, marketable securities, investments in limited partnerships and notes payable. At December 31, 1997 and 1996 the carrying amount of cash equivalents approximates fair value because of the short-term maturity of those instruments, and the carrying value of marketable securities is fair market value. With respect to investments in limited partnerships, management has determined that the resulting carrying value approximates estimated fair market value. The fair value of the Company's obligations for contributions to limited partnerships approximates its carrying value.

The fair market value of the Company's notes payable approximates its carrying value and was based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities.

9. TRANSACTIONS WITH AFFILIATES:
Accounting and legal fees totaling approximately $903, $746 and $733 in 1997, 1996 and 1995, respectively, were paid or accrued to firms in which certain directors have financial interests.

10. COMMITMENTS AND CONTINGENCIES:
By agreement with its insurance carriers, the Company has assumed liability in any single occurrence for Workmen's Compensation and Property Damage up to $1,000 and for Public Liability up to $1,000 for the first occurrence and up to $500 for each subsequent occurrence with excess liability assumed by the insurance carriers up to $52,000. In conjunction with these agreements, the Company has issued irrevocable letters of credit to guarantee future payments of claims to the insurance carriers. At December 31, 1997, the outstanding balance of the letters of credit was $7,553 on a total commitment of $12,000.

REPORT OF INDEPENDENT ACCOUNTANTS

The Board of Directors
Arnold Industries, Inc.
Lebanon, Pennsylvania:

We have audited the accompanying consolidated balance sheets of Arnold Industries, Inc. and subsidiaries as of December 31, 1997 and 1996 and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997.
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arnold Industries, Inc. and subsidiaries as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

COOPERS & LYBRAND L.L.P.

One South Market Square
Harrisburg, Pennsylvania
February 27, 1998

QUARTERLY PERFORMANCE
(dollars in thousands, except per share data)

                  Operating            Operating              Net
                  Revenues             Income                 Income
QUARTER        1997       1996     1997       1996      1997       1996

First         $ 90,539  $ 82,392  $ 11,548  $  8,233  $  7,321  $  5,043
Second          97,341    90,111    15,051    11,467     9,510     7,154
Third           99,175    91,442    14,287    10,938     9,048     7,128
Fourth          96,110    92,390    10,030     9,704     6,331     6,084
              $383,165  $356,335  $ 50,916  $ 40,342  $ 32,210  $ 25,409

              Net Income          Net Income          Dividends
              Per Share-Basic     Per Share-Diluted   Per Share

QUARTER      1997      1996      1997      1996      1997      1996

First        $ .27     $ .19     $ .27     $ .19     $ .11     $ .11
Second         .37       .27       .36       .27       .11       .11
Third          .35       .27       .35       .26       .11       .11
Fourth         .24       .22       .24       .22       .11       .11
             $1.23     $ .95     $1.22     $ .94     $ .44     $ .44


PRICE RANGE COMMON STOCK
               HIGH               LOW          HIGH               LOW

QUARTER                  1997                           1996
First          $16               $13          $17 7/8          $13
Second          18 3/8            13 7/8       16 1/2           13 1/2
Third           24 1/2            17           16 1/2           13 5/8
Fourth          25 5/8            16 3/4       16 1/2           15 1/4

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations
     Arnold Industries' 1997 operating revenue resulted from the activities of four operating subsidiaries: New Penn Motor Express, Inc. ("New Penn"), Arnold Transportation Services, Inc. (formerly known as Lebarnold, Inc.), SilverEagle Transport, Inc. ("SilverEagle"), and D.W. Freight, Inc. and its wholly owned subsidiary Dalworth Trucking Co. (collectively "Dalworth"). Arnold Transportation Services, Inc. changed its name from Lebarnold, Inc. on May 31, 1997.

     New Penn is a less-than-truckload (LTL) transportation company. Arnold Transportation Services is a truckload (TL) carrier. At the end of calendar year 1997, SilverEagle and Dalworth merged with and into Arnold Transportation Services to provide regional and interregional truckload transportation services. Throughout 1997, SilverEagle and Dalworth operated as separate corporate entities, although the integration of services provided by all three truckload carriers under the Arnold Transportation Services umbrella had begun well before year-end. In addition, during the year certain operations were shifted between the operating companies. The results of operations set forth below combine the results reported by Arnold Transportation Services, SilverEagle and Dalworth.

     In addition to LTL and TL transportation services, Arnold Industries provides specialty warehousing operations and related transportation services under the name Arnold Logistics, a division of Arnold Transportation Services.

Operating Revenues
(dollars in millions)      Total                      LTL
                    Amount     % Increase     Amount     % Increase
1997                $383.2          8          $203.3          12
1996                 356.3          8           181.9           9
1995                 330.0          9           167.1           5

                                   Warehousing/
                            Truckload Related Trucking
                    Amount     % Increase     Amount     % Increase
1997                $153.7          1          $26.2          16
1996                 151.9          5           22.5          21
1995                 144.4         14           18.6          13

        The revenue growth at New Penn increased primarily due to a tonnage increase of 7% for 1997 over 1996 and 10% for 1996 over 1995. The tonnage hauled increased from 1,008,566 for 1996 to 1,081,334 for 1997. The revenue growth for both New Penn and Arnold Transportation Services for the last three years was affected substantially by discounted pricing. Nevertheless, New Penn's revenues increased by 12% in 1997, 9% in 1996 and 5% in 1995, and Arnold Transportation Services' revenues increased by 1% in 1997, 5% in 1996 and 14% in 1995. The revenues for both companies were negatively impacted by the extreme winter weather in early 1996 and by flooding in various parts of the country which primarily affected the truckload divisions. The 1997 revenue for Arnold Transportation Services was substantially affected by a number of major customers who re-bid their contracts in 1997. New business was secured on interregional lanes which substantially increased empty miles. Empty miles will be reduced as backhaul revenue is secured. Also for 1996, the revenue of Dalworth was negatively impacted due to deregulation in the State of Texas. The warehousing division under the name of Arnold Logistics increased its revenue 16% and 21% for 1997 and 1996 respectively due to increased business.

     As a result of combining the three truckload divisions, the results of operations for 1997 and thereafter will be reported to the shareholders as one truckload carrier (Arnold Transportation Services).

     Set forth below is a schedule showing revenues for New Penn, Arnold Transportation Services (ATS), and the warehousing division Arnold Logistics.

                      1997                   1996               1995
                  Amount       %       Amount       %     Amount       %
New Penn          $203.3      53       $181.9      51     $167.1      50
ATS                153.7      40        151.9      43      144.4      44
Arnold
  Logistics         26.2       7         22.5       6       18.6       6
TOTAL             $383.2     100%      $356.3     100%    $330.1     100%

      The following tables set forth the percentages of operating expenses and operating income to operating revenues for the years indicated.

                        New Penn Motor Express               Arnold Transp.
                        & Related Companies                  Services
                        1997     1996     1995     1997     1996     1995
Operating Revenues      100.0%   100.0%   100.0%   100.0%   100.0%   100.0%
Operating Expenses
  Salaries, wages and
    related expenses     57.3     60.0     58.4     39.5     37.6     38.3
  Supplies and expenses   9.2     10.3      9.8     22.6     22.2     20.9
  Operating taxes and
    licenses              2.9      3.2      3.5     1.9       2.0      2.2
  Insurance               1.5      1.8      1.5     2.4       3.8      2.7
  Communication and
    utilities             1.1      1.2      1.1      1.7      1.5      1.5
  Purchased
    transportation        1.1      1.0      1.0     15.3     15.0     12.9
  Rental of buildings,
    revenue equipment,
    etc., net            (0.2)    (0.3)    (0.4)     1.1      1.1      1.2
  Depreciation and
     amortization         4.7      4.8      4.9     10.9     10.9     10.5
  (Gain) on sale of
     equipment           (0.1)    (0.2)    (0.4)    (0.1)   (0.1)     (0.4)
  Miscellaneous           0.9      0.2      0.4      0.8     1.7       1.1
    Total Operating
      Expenses           78.4     82.0     79.8     96.1    95.7      90.9
Operating Income         21.6%    18.0%    20.2%     3.9%    4.3%      9.1%

     The operating expenses of New Penn and its related companies decreased to 78.4% of operating revenues in 1997 from 82.0% in 1996 and 79.8% in 1995. Salaries, wages and related expenses decreased to 57.3% in 1997 from 60.0% in 1996 as a result of improved revenue yield and increased operating efficiencies. These expenses had increased to 60.0% in 1996 from 58.4% in 1995 primarily as a result of discounting of revenues and increased drivers' wages and benefits, including workers' compensation expense. Supplies and expenses decreased in 1997 to 9.2% from 10.3% in 1996 and 9.8% in 1995. A fuel surcharge was implemented in September 1996, which partially offset higher operating costs in 1997. Insurance expense decreased to 1.5% in 1997 compared to 1.8% in 1996. It had been 1.5% in 1995. The Company's insurance carrier increased New Penn's insurance reserve during the year 1996 due to a prior year's loss.

     The salaries, wages and related expenses of the Arnold Transportation Services companies increased to 39.5% in 1997 from 37.6% in 1996 and 38.3% in 1995. The expense increased in 1997 due to lower revenues per mile as a result of fewer operating efficiencies due to an increase in empty miles. Also, Arnold Transportation Services has experienced higher health benefit costs in both 1997 and 1996. Supplies and expense have increased to 22.6% in 1997 from 22.2% in 1996 and 20.9% in 1995. This was partially due to higher fuel costs in both 1997 and 1996, which were only partially offset by a fuel surcharge in September and October of 1996. In addition, lower revenue per mile and higher empty miles contributed to the increased percentages in both 1997 and 1996. Insurance decreased to 2.4% in 1997 from 3.8% in 1996 and 2.7% in 1995. The insurance expense was impacted favorably in 1997 by decreased claims. The increase in 1996 was due to the Company's insurance carrier increasing Arnold Transportation Services reserves for 1996 due to changes in prior year loss reserve estimates. Since July 1, 1995, the company has made major changes to its insurance and risk management program, which has substantially improved the Company's loss and reserve experience. Purchased transportation costs increased to 15.3% in 1997 compared to 15.0% in 1996 and 12.9% in 1995. The Company has increased substantially the number of owner-operators in both 1997 and 1996.

     Miscellaneous operating expenses decreased to .8% in 1997 from 1.7% in 1996 and 1.1% in 1995. A number of shippers had declared bankruptcy in 1996 and 1995 which resulted in the writing off of accounts receivable balances.

     The formation of Arnold Transportation Services resulted in certain one-time charges for converting to commonly used management information systems, standardizing certain employee benefit programs and applying Arnold Transportation Services decals to revenue equipment. These charges reduced operating income by approximately $750,000 for 1997. There will be additional charges in 1998 which management does not expect to be material.

     Total operating expenses increased to 96.1% for 1997 compared to 95.7% in 1996 and 90.9% in 1995.

     Arnold Industries' operating income for 1997 increased $10.6 million or 26% over 1996 compared to a decrease of $8.3 million for 1996 or 17% from 1995. New Penn's operating income increased substantially for 1997, which improved the overall operating results of Arnold Industries; however, Arnold Transportation Services' reduced operating income adversely impacted the overall operating results.

     Other net non-operating expenses consist primarily of interest income, other investment income and interest expense. Interest income increased $.5 million for 1997 over 1996 and 1995 due to additional investment securities. Interest expense for 1997 was $1.4 million compared to $1.3 million for 1996. The 1996 interest expense decreased $.4 million from 1995, primarily due to a reduction in debt.

     The effective income tax rates for 1997, 1996 and 1995 were 36.7%, 35.6% and 36.3% respectively.

     Net income for 1997 increased to $32.2 million compared to $25.4 million for 1996 and $30.5 million for 1995. Basic net income per share in 1997 was $1.23 compared to $.95 in 1996 and $1.15 in 1995. Diluted net income per share was $1.22 for 1997 compared to $.94 in 1996 and $1.13 in 1995.

Capital Expenditures
     In 1997, the Company authorized the purchase of up to one million shares of its common stock. During the year, the Company purchased 817,600 shares for a total cost of $13.1 million.

     The total property and equipment purchases (net of dispositions) amounted to $34.1 million for 1997, compared to $26.4 million for 1996 and $45.0 million for 1995. The Company is projecting capital expenditures of approximately $50.0 million for 1998, excluding any acquisitions.

Liquidity and Capital Resources
     Cash, cash equivalents, and marketable securities totaled $36 million at the end of 1997, compared to $42 million at the end of 1996 and $14 million at the end of 1995. The decrease for 1997 was attributable to increased capital expenditures and the purchase of the treasury stock. The increase in 1996 over 1995 was due to substantially lower capital expenditures. Working capital amounted to $46 million, $40 million and $16 million at the end of 1997, 1996 and 1995, respectively. Net cash provided by operating activities was $55 million in 1997, $67 million in 1996 and $55 million in 1995.

     The Company's current cash position, together with funds invested in marketable securities and cash flow generated from future operations, are expected to be sufficient to finance anticipated capital expenditures. These funds may be supplemented when necessary or desirable by short or long-term borrowing.

Inflation
      During 1997, the Company believes that inflation had a minimal effect on operating results. However, most of the Company's expenses are subject to inflation, which results in increased costs.

Seasonality
     In the trucking industry, results of operations show a seasonal pattern because of customers' reduced shipments in the winter months. In addition, operating expenses are usually higher during the winter months.

Current Trends
     On January 2, 1998, New Penn announced a general rate increase of 5.4%. However, most customer rates are subject to negotiated contracts and agreements. Additionally, discounting in both the LTL and TL segments of the industry has continued into 1998.

     New Penn's revenue was up 4% for the fourth quarter of 1997. The beginning of 1998 is showing some additional slowing of growth. Revenues at Arnold Transportation Services are up slightly for 1998.

     The truckload company merger of the three divisions was completed at the end of 1997, and management believes that the restructuring will have a positive effect on operating results during the latter part of the year 1998 through improved marketing, quality of revenue, reduced empty miles and improved equipment utilization. The Company is continuing to improve efficiency by continued refinement of information technology, which will reduce costs and provide better service to its customers.

     New Penn has agreed to accept the terms of the tentative new National Master Freight Agreement with the Teamsters when ratified to replace the current contract which expires March 31, 1998. This agreement is for a five-year period expiring March 31, 2003.

     Arnold Logistics is beginning construction in 1998 of approximately 560,000 square feet of warehouse space in Central Pennsylvania.

     In February 1998, the Company's Board of Directors authorized the repurchase of up to 1,000,000 shares of the Company's common stock in open market transactions. This newly authorized repurchase is in addition to the 182,400 shares remaining to be repurchased under the program announced in 1997. Management believes the Company's shares reflect good value and that their repurchase is an appropriate use of Company funds.

     The Company is devoting considerable resources to the modification of its computer software to deal with the "year 2000 problem." In addition to its internal costs, independent consulting costs to date total approximately $640,000, and a new software program for managing accounting, human resources and payroll functions was purchased at a cost of $500,000 in 1997. Although significant progress has been made, it is anticipated that additional consulting costs of approximately $500,000 will be incurred before all software modifications are completed. All systems are scheduled to be "year 2000 compatible" by the end of 1998.

     Management believes that tremendous growth opportunities remain for the operating companies. The Company is continuing to evaluate possible expansion of the LTL, TL and warehousing divisions.

ELEVEN-YEAR FINANCIAL SUMMARY<FN1>
(dollars in thousands, except per share data)

 Fiscal Year               1997     1996     1995     1994     1993     1992     1991     1990     1989     1988     1987

 Income
 Operating revenues        383,165  356,335  330,136  302,390  272,697  233,620  196,202  188,830  167,589  148,196  124,176

 Operating expenses
   Depreciation and
     amortization           29,133   27,756   25,348   21,120   17,811   14,222   11,500   10,527   11,021    9,906    8,973
   Operating taxes and
     licenses                9,342    9,381    9,297    8,924    7,908    6,780    5,887    4,836    4,537    4,147    3,593
   Other                   293,774  278,856  246,854  222,824  200,106  172,304  142,080  137,027  123,121  109,397   92,886

 Operating income           50,916   40,342   48,637   49,522   46,872   40,314   36,735   36,440   28,910   24,746   18,724
 Non-operating income (expense)
   Interest income
     (expense), net            225    (200)     (711)      35      355      246      195   (1,123)  (1,180)    (923)    (691)
   Other                      (252)   (690)      (25)    (429)   1,326      (71)      10     (449)     884    4,142     (287)

 Income before income taxes,
   extraordinary loss, and
   cumulative effect of change
   in accounting principle   50,889  39,452   47,901   49,128   48,553   40,489   36,940   34,868   28,614   27,965   17,746

 Income taxes                18,679  14,043   17,400   18,384   18,651   14,660   13,512   12,452   10,939   10,543    8,171

 Income before extraordinary
    loss and cumulative
    effect of change in
    accounting principle     32,210  25,409    30,501   30,744   29,902  25,829  23,428  22,416  17,675  17,422   9,575

 Extraordinary loss, net of
    tax benefit<FN5>             -       -         -      389        -        -        -        -        -        -        -
 Cumulative effect of
    change in accounting
    for income taxes<FN6>        -       -         -        -        -        -        -        -    1,322        -        -

 Net income                 32,210  25,409    30,501   30,355   29,902   25,829   23,428   22,416   18,997   17,422    9,575

 Per Share Data<FN2>
 Income before extraordinary
    loss and cumulative effect
    of change in accounting
    principle - Basic         1.23     .95      1.15     1.16    1.13       .97      .88      .84      .67      .67      .37
                Diluted       1.22     .94      1.13     1.14    1.11       .96      .88      .84      .67      .67      .37
 Net income  -  Basic         1.23     .95      1.15     1.14    1.13       .97      .88      .84      .71      .67      .37
                Diluted       1.22     .94      1.13     1.12    1.11       .96      .88      .84      .72      .67      .37
 Cash dividends declared       .44     .44       .44      .41     .35       .32      .29      .25      .22      .11      .06
 Book value                   8.38    7.84      7.33     6.63    5.90      5.12     4.46     3.86     3.31     2.76     2.16

 Financial Position - Year End
 Cash, temporary investments
   and marketable
   securities<FN3>          36,291  41,621   14,273    41,643  38,285    45,186   57,558   37,184   26,826   25,318   15,029
 Working capital<FN4>       45,921  39,909   16,219    24,839  24,093    29,856   55,664   30,877   24,049   23,575   11,558
 Property and
   equipment-net           205,562 199,614  199,822   169,603 144,148   110,674   88,250   91,393   83,540   67,346   58,291
 Total assets              317,040 303,112  276,877   260,279 228,361   197,203  170,668  159,973  136,313  116,197   94,081
 Long-term debt              2,383   3,874    5,049        -        -       476   17,603   19,479   19,749   14,812   12,840
 Stockholders' equity      217,253 209,147  195,367   176,458 156,867   136,015  118,502  102,362   87,681   72,589   55,520

Other Data
Percentage return on average
   stockholders' equity       15.1    12.6    16.4       18.2   20.4      20.3      21.2     23.6     23.7     27.2     19.0
Net cash provided by operating
   activities               54,602  67,000  55,075     60,524 51,299    34,518    35,898   36,639   29,471   25,195   23,136

<FN1>
1 D.W. Freight, Inc. was acquired in April 1992 and is accounted for under the purchase method - asset acquisitions from H.R. Hill and T.W. Owens occurred in March 1994 and January 1995, respectively
<FN2>
2 Adjusted to give retroactive effect to the two-for-one stock split in 1993, the two-for-one stock split in 1991, the three-for-two stock split in 1988, the five-for-four stock split in 1987
<FN3>
3 Excludes restricted cash prior to 1992
<FN4>
4 Certain liabilities with respect to claims were reclassified as long-term beginning in 1991
<FN5>
5 Write-off of the unamortized balance of intrastate operating rights
<FN6>
6 The Company adopted SFAS No. 96, "Accounting for Income Taxes," in 1989

BOARD OF DIRECTORS
E. H. Arnold                 Heath L. Allen, Esq.          Arthur L. Peterson
Chairman, President, CEO     Secretary and Director        Director
and Director                 Partner - Keefer Wood         President - Center
                             Wood Allen & Rahal, LLP       for the Study of
                             Harrisburg, PA                of the Presidency
                                                           New York, NY

Kenneth F. Leedy             Ronald E. Walborn, CPA        Carlton E. Hughes
Director                     CFO, Treasurer and Director   Director
President - New Penn Motor   President - Walborn Shambach  Chairman- Stewart-
Express, Inc.                Associates                    Amos Steel, Inc.
                             Harrisburg, PA                Harrisburg, PA


STOCKHOLDER INFORMATION
Counsel
Messrs. Keefer Wood Allen and Rahal, LLP
210 Walnut Street
Harrisburg, PA  17101

Auditors
Coopers & Lybrand L.L.P.
One South Market Square
Harrisburg, PA  17101

Registrar and Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016

Stock Listing
Arnold Industries common stock is traded on the NASDAQ National Market System. The stock symbol is AIND. In newspapers, the stock is listed as "ArnoldInd", "Arnold Inds" or similar variations. There were 1,392 record-holders of the Company's common stock as of March 16, 1998. The number of beneficial owners is considerably greater.

Annual Meeting of Stockholders
The Arnold Industries 1998 Annual Meeting of Stockholders will be held 4:00 PM, May 6, 1998 at the Lebanon Country Club, 3375 West Oak Street, Lebanon, Pennsylvania.

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

The nature of Arnold Industries operations subject it to changing economic, competitive, regulatory and technological conditions, risks, and uncertainties. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Arnold Industries provides the following cautionary remarks regarding important factors which, among others, could cause future results to differ materially from the forward-looking statements about our management confidence and strategies for performance; expectations for new and existing technologies and opportunities; and expectations for market segment and industry growth.

These factors include, but are not limited to: (1) changes in the business environment in which Arnold Industries operates, including licensing restrictions, interest rates and capital costs; (2) changes in governmental laws and regulations, including taxes; (3) market and competitive changes, including market demand and acceptance for new services and technologies; and
(5) other risk factors listed from time to time in Arnold Industries SEC reports. Arnold Industries does not intend to update this information and disclaims any legal liability to the contrary.

COMPANY EXECUTIVES

ARNOLD INDUSTRIES, INC.

Heath L. Allen, Esq., Secretary
E.H. Arnold, Chairman, President & CEO
Timothy D. Hoffman, VP, Properties
Donald G. Johnson, Senior Vice President
Andrew J. Kerlik, VP, Personnel & Safety
Ronald E. Walborn, CPA, CFO & Treasurer


NEW PENN MOTOR EXPRESS, INC.

Steven D. Gast, VP, Corporate Planning
Steven J. Ginter, VP, Marketing
Charles J. Kachel, VP, National Accounts
Robert C. Kemp, VP, National Accounts
Kenneth F. Leedy, President
John G. McCloy, VP, Central Division
Thomas P. McDonald, VP, Sales, Central Division
Anthony S. Nicosia, VP, Sales, Eastern Division
Shawn P. Nolan, VP, Western Division
Stephen M. O'Kane, Executive Vice President
Terrence P. Ryan, VP, Sales, Western Division
Frank Santanella, VP, Eastern Division
Daniel W. Schmidt, VP, Labor Relations
Charles A. Zaccaria, VP, Northern Division


ARNOLD TRANSPORTATION SERVICES

Kurt E. Antkiewicz, VP, Sales & Marketing
J. Michael Driggers, VP, Operations
Michael J. Gregerson, VP, Safety/Fleets
Kurt E. Morgan, VP, Terminals
Robert J. Petruzzi, COO


ARNOLD LOGISTICS
Douglas B. Enck, Vice President/General Manager