Form 10-K, Exhibit 13
period 1998-12-31
ARNOLD INDUSTRIES INC
filed 1999-03-31
CIK 700612

(Front Cover)

1998 ANNUAL REPORT
ARNOLD INDUSTRIES, INC.

(Inside Front Cover)
contents
 1   Letter to Shareholders
 2   New Penn Motor Express
 4   Arnold Transportation Services
 6   Arnold Logistics
 7   Consolidated Five-Year Summary
 8   Financial Statements
 9   Consolidated Balance Sheets
10   Consolidated Statements of Income
10   Consolidated Statements of Shareholders' Equity
11   Consolidated Statements of Cash Flows
12   Notes to Consolidated Financial Statements
17   Report of Independent Accountants
18   Quarterly Performance
18   Price Range Common Stock
19   Management's Discussion and Analysis of Financial Condition
     and Results of Operations
22   Eleven-Year Financial Summary
24   Board of Directors and Shareholder Information


ARNOLD INDUSTRIES, INC.

Arnold Industries is a transportation and logistics holding company. Through its operating units, New Penn Motor Express, Inc., Arnold Transportation Services, Inc., and Arnold Logistics, the Company provides regional less-than-truckload (LTL), truckload and value-added warehousing services. 1998 operating revenues totaled $404 million.

NEW PENN

New Penn provides next-day LTL service in the Northeast region of the United States. The company is widely regarded as a superior service provider and one of the most efficiently operated carriers in the industry.

ARNOLD TRANSPORTATION
SERVICES

Arnold Transportation Services provides irregular route and dedicated truckload services in the Northeast, Southeast, Midwest and Southwest regions of the United States.


ARNOLD LOGISTICS

Arnold Logistics is a division of Arnold Transportation Services and specializes in integrated distribution services, order fulfillment and contract packaging services. Arnold Logistics has
3.1 million square feet of warehousing space located in Pennsylvania, North Carolina and Texas.

financial summary
(dollars in thousands except per share data)
                                        1998         1997        Change
 Revenues                               $403,721     $383,165     5.4%

 Net Income                             $35,116      $32,210     9.0%

 Net Income Per Share (Basic)           $1.37        $1.23      11.4%

 Shareholders' Equity                   $226,400     $217,253    4.2%

 Total Assets                           $320,111     $317,040    1.0%

 Return on Average
  Shareholders' Equity                  15.8%        15.1%       0.7%


To Our Shareholders:

We are pleased to report that in 1998 Arnold Industries achieved record revenues of over $400 million with an increase of 5.4%, and record basic earnings per share of $1.37, up 11.4% from the prior year. Our diversification in several segments of the transportation and logistics market has supported our growth in earnings these past two years. It was growth of earnings in our less-than-truckload (LTL) operations that supported the record performance in 1997 while significant improvement in earnings at our truckload and logistics operating units fueled the growth in 1998.

New Penn continues to astound industry observers with its ability to operate very profitably in the competitive Northeast regional
LTL market. Operating margins exceeded 20% again in 1998 in an industry where single digit margins are the norm. The performance of New Penn is testimony to the abilities and hard work of President Ken Leedy, Executive Vice President Steve O'Kane and the entire team. No other company has demonstrated their level of skill at identifying and driving costs out of the LTL process.
One of the biggest challenges at New Penn in 1998 was to outperform their own incredible performance of the prior year when revenues were up 12% and operating income was up 35%. We are proud to report New Penn nearly matched 1997's record revenue and operating income.

We are very pleased to report improved financial results in our truckload operations at Arnold Transportation Services under the leadership of Mike Walters. Mike assumed the presidency at Arnold
Transportation Services in July of 1998. He has been pulling the team together as the executive offices were relocated to Jacksonville, FL, and he has established a culture of direct and open communication. Our efforts of the past two years to merge and turnaround the truckload operations began to pay off in the second half of the year as operating income was up 238% for 1998.

Arnold Logistics had another good year with operating income up
12%. Doug Enck, Vice President and General Manager is to be commended for the job his team has done over the past three years as revenues have grown 59% and income has grown by 67% without a significant increase in warehouse space being utilized. We have improved the depth of management and restructured the operations at Arnold Logistics to position the company for future growth with the appointments of Larry Pechart as Director, Fulfillment
Operations and Jeff Reuscher as Director, Food Group Operations.
Exciting new developments are underway at Arnold Logistics to capitalize on current business trends. Arnold Logistics now provides comprehensive order fulfillment services for companies that market their products through the Internet and mail-order catalogs.

During the past 24 months, we have purchased 2 million shares of Arnold Industries common stock in open-market transactions. We are currently executing a plan to repurchase an additional
1 million shares as we continue to believe our stock represents an excellent value.

New Penn will continue to be the foundation that supports the outstanding earnings of Arnold Industries. However, we anticipate a substantial portion of our future growth in earnings will come from the truckload and logistics segments as well as the potential for growth in the LTL market outside the Northeast. We anticipate continued double-digit growth in revenues and improving margins in the truckload segment. With the opening of the new facilities in Lancaster County, PA, and additional space in Texas, Arnold Logistics will have added over 800,000 square feet of warehouse space, an increase of 35%. A five-year agreement was recently signed that will completely utilize the new Pennsylvania facilities by mid-year 1999.

We want to take this opportunity not only to thank the thousands of customers that utilize our services, but also to thank our dedicated employees and our shareholders for their continued support. Please visit the Arnold Industries web site at www.aind.com for access to information about our company. We assure you that we are looking at new transportation and logistic opportunities to meet the needs of our customers, to provide continued employment and to improve the returns for our shareholders.

/s/ E. H. Arnold
Chairman, President & CEO
March 1, 1999


NEW PENN

OVERVIEW

New Penn Motor Express is a next-day regional less-than-truckload
(LTL) carrier of general commodities. The Company operates 23 terminal facilities serving the twelve Northeastern states, the Province of Quebec and the Commonwealth of Puerto Rico. New Penn also provides service to portions of the Midwest, the Southeast and Ontario, Canada through partnerships with other high-service regional carriers.

RECORD SERVICE LEVELS

New Penn achieved new records in two key areas of importance to customers during 1998. The company delivered over 97% of shipments on-time as measured against its published service standards. Making this accomplishment even more noteworthy is the fact that service standards on several lanes were recently reduced from two-day to next-day service. In fact, 93% of all shipments are now delivered next-day.

Another important service attribute is damage-free freight handling. During 1998, 99.8% of New Penn shipments were delivered damage-free. The Company achieved a record low cargo claims ratio of .34% in 1998. This measure indicates that one-third of one percent of revenues were paid to customers to settle loss and damage claims. The industry average is four times greater.

During 1998, New Penn was again recognized by customers for outstanding service in the annual "Quest for Quality" survey conducted by Logistics Management and Distribution Report magazine. 1998 marks the fifth consecutive year that New Penn has received this recognition. The Company also received recognition from individual customers including the Outstanding LTL Service award from the Northeast Division of The Home Depot, a leader in the home improvement retail industry.

A component of the outstanding service provided by New Penn is the safe operation of our trucks. During 1998 New Penn drivers were involved in less than one DOT chargeable accident for every 4 million miles driven. New Penn now has 48 drivers who have each driven more than 1 million accident-free miles.

FINANCIAL RESULTS

New Penn continues to lead the industry in operating profit margins based on the carrier financial data reported by Transport
Topics in August 1998. It would appear that leadership will continue as New Penn achieved an operating ratio of 78.8% in 1998. Operating ratio is a common industry measure of profitability and reflects operating expenses as a percentage of revenues.

New Penn revenues totaled $202.9 million and operating income totaled $43.1 million in 1998. New Penn nearly matched the record levels of the prior year through revenue yield strategies and tight cost controls. Several factors contributed to the difficulty of surpassing the outstanding performance of 1997 including a revenue windfall in 1997 resulting from a strike at UPS and the negative impact early in 1998 of a potential work stoppage at New Penn while the labor agreement was being negotiated.


Although a new five-year agreement was reached six weeks prior to the deadline eliminating the potential of a work stoppage, competitors had successfully used the threat of a strike to secure additional business.

INVESTING FOR THE FUTURE

INFORMATION TECHNOLOGY
New Penn continues to be a leader in the use of information technology to improve operating efficiency and customer service.
Substantial progress was made in 1998 on the development of New
Penn's on-board computer technology. After more than two years of leading edge development and testing, an on-board system has been designed to improve operational efficiencies and customer service. Customized mobile application software and a mobile data network are used to interface hand-held computers in each truck with New Penn's proprietary pick-up and delivery dispatch system.
The system has now been installed in 30% of the tractor fleet and plans are in place to double the use of on-boards by mid-year
1999. If the rollout continues smoothly, the on-boards may be installed throughout the New Penn network by the end of 2000.

The Company has made a concerted effort to address the so-called
Year 2000, or Y2K, computer problem. As a result of these efforts, all internal New Penn systems are Y2K compatible and we anticipate no problems with internal systems.

SALES SYSTEMS
During 1998 New Penn made a significant commitment to upgrade the sales force automation system. The laptop computers used by all sales representatives improve their productivity, professionalism and effectiveness. New Penn also implemented a new sales force incentive plan whereby sales people who achieve their objectives are rewarded with points redeemable for merchandise and travel awards.

FACILITIES AND EQUIPMENT
The Company continues to reinvest in terminal facilities to ensure we have the capacity to efficiently grow in the future. A new facility serving the Philadelphia market will open during the first quarter of 1999, as will an expanded Boston facility.
Additional terminal capacity is actively being pursued at six other locations. To maintain one of the most modern fleets in the industry, the Company also invested in 60 new tractors and 245 new trailers during 1998. The average age of the tractor fleet used in terminal to terminal operations is only 3.1 years.

PEOPLE
The quality of New Penn's service is based on the quality of the people providing that service. Each year the company works hard to hire and retain the best people for available operations, sales and administrative positions. New Penn's drivers and dockworkers may be among the best compensated in the industry, but their expertise, professionalism and tenure, an average of nearly 10 years, make a significant contribution to the superior level of service provided by New Penn.

New Penn continues to be positioned as the premier Northeast regional carrier in terms of both operating efficiency and service to its customers.


ARNOLD TRANSPORTATION SERVICES

OVERVIEW

Arnold Transportation Services provides irregular route, multi-stop and dedicated truckload services in the Northeast, Southeast, Midwest and Southwest regions of the United States.
The Company is headquartered in Jacksonville, FL and operates 12 facilities. Arnold Transportation Services has a significant presence in the beverage, consumer products and retail industries, and was recognized by customers such as Appleton
Paper and The Home Depot for outstanding service during 1998.

The Arnold Transportation Services network provides dependable regional and interregional truckload service by linking facilities and drivers with a proprietary dispatch system and on-board satellite tracking computers. The Company purchased 160 new tractors equipped with sleeper cabs in 1998, and increased its use of owner-operators. The tractor fleet averages only 3.2 years of age. Over 98% of the linehaul tractor fleet is equipped with on-board satellite tracking units. The trailer fleet is predominately 53' high-capacity trailers. The Company purchased
535 new 53' trailers in 1998.

1998 was the first full year of operations for Arnold
Transportation Services since the Company was created through the merger of three truckload subsidiaries of Arnold Industries.

1998 INITIATIVES

Safety is a high priority at Arnold Transportation Services. The
Company achieved a 10% reduction in the number of chargeable accidents per million miles driven in 1998. There are now 24 drivers that have driven over one million miles without a chargeable accident. The Company also experienced a 43% reduction in lost-time injuries during 1998. Ongoing training initiatives are being conducted in the areas of driver fatigue, rollover avoidance and how to deal with "road rage". As a result of these initiatives, the drivers and fellow motorists are safer.

Driver recruitment and retention continues to be a truckload industry-wide challenge. Several initiatives resulted in better recruiting and lower driver turnover during 1998 including programs to improve driver referrals, driver compensation, the "driver friendliness" of the equipment, incentives for supervisors to retain drivers and arrangements for owner-operators to purchase and finance a truck from Arnold
Transportation Services. The Company successfully recruited an additional 228 owner-operators in 1998, a 61% increase in the total number of owner-operators being utilized. Ninety of these new owner-operators were previously company drivers who purchased their truck from the Company.

Significant progress was made in 1998 to improve the business information systems of Arnold Transportation Services.
Integrating and consolidating the information systems of three smaller firms to effectively manage the financial, service quality and operational functions of the Company was among the biggest challenges of the merger. During 1998 the consolidation of the systems was completed. In addition, the satellite vehicle tracking and fuel management software was integrated with the proprietary dispatch system, a vehicle maintenance management system was implemented as was a human resources and financial accounting package. In addition, all of these efforts helped to ensure that systems are Y2K compliant.

IMPROVING FINANCIAL RESULTS

Revenues totaled $171.4 million in 1998, an increase of 12% compared to the prior year. Operating income increased by 238% to $7.1 million.


All of the improvement in earnings occurred during the second half of 1998. A negative trend in operating margins during 1997 that resulted from efforts to merge the companies continued during the first half of 1998. Margins declined through the first two quarters. However, the turnaround began in the second half as operating profit margins improved during the third and fourth quarters compared to the prior year.

BENEFITS OF MERGER

While there were additional costs incurred during 1998 as a result of the merger, such as relocation of staff, the Company also started to reap benefits in the form of revenue growth and lower costs.

REVENUE GROWTH
For the past several years, large customers have been reducing the number of carriers serving their facilities. Arnold
Transportation Services is now one of the 25 largest truckload carriers in the United States. As a major player in the industry with regional and interregional coverage, the Company is better positioned to meet the needs of Fortune 500 customers. This strategy began to pay dividends during 1998 by achieving growth with major national accounts. Contributing to the revenue growth was the expansion of interregional services. The average length of haul increased by over 13%.

The Company also took a significant step in entering the Midwest market by opening a new facility in St. Louis, MO. The Midwest represents a large and virtually untapped market for future growth.

COST REDUCTION
The merger began to pay dividends during the second half of the year in terms of cost reduction. Several areas of improvement included:
* A 6% reduction in non-driver employees as support functions were consolidated
*    A 15% reduction in empty miles
* Improved asset utilization including an 8% increase in the revenue per tractor and a 6% reduction in the ratio of trailers to tractors
* Elimination of redundant facilities as one service center and one maintenance facility were closed during 1998.

STRATEGIES FOR FUTURE GROWTH

Arnold Transportation Services is now positioned to increase revenues and improve profit margins. The new operations in St.
Louis will permit greater penetration of the Midwest market.
Greater emphasis of inter-regional lanes will continue to improve revenue and asset utilization. Indications are that the pricing environment will remain strong.

Strategies to increase the use of owner-operators and to convert company drivers to owner-operators will continue. This is a win-win situation for the owner-operator and the Company. This process makes growth of truckload business less asset intensive and improves the ratio of variable to fixed costs.

The Company has plans to increase its use of the Internet for driver recruiting in 1999 through introduction of a new web site.
The Internet will also be used as a source of additional business.

Continuation of the initiatives outlined above as well as others, such as strategies to further reduce equipment maintenance costs, will allow Arnold Transportation Services to enhance its position as a leader in the truckload industry.


ARNOLD LOGISTICS

OVERVIEW

Arnold Logistics is a provider of value-added warehousing and logistic services. The company has over 3.1 million square feet of warehousing space. Facilities are located in Pennsylvania, Texas and North Carolina. Services provided include:

FULFILLMENT SERVICES - call center management, credit card approval, online order entry, invoicing, warehousing, small package and freight shipping plus customized order and inventory reports

CONTRACT PACKAGING - custom sortation, automated high-speed shrink-wrapping and banding, collating, carton assembly, UPC and date coding

DISTRIBUTION SERVICES - integrated warehousing, shipping and transportation services, including climate-controlled facilities

Arnold Logistics has developed a unique ability to customize solutions for efficiently assuming the labor intensive back-office order processing, packaging and shipping functions of its clients. Arnold Logistics has developed a culture that supports long-term customer partnerships in a variety of industries including food, publications, software and consumer non-durables.
Arnold Logistics has distinguished itself for superior quality.
The Distribution Services operations have achieved an annual accuracy rate of 99.998%.

RECORD REVENUE AND OPERATING INCOME

Arnold Logistics achieved record revenue in 1998 of $29.4 million, a 12% increase compared to 1997. The growth was primarily in the areas of order fulfillment and contract packaging. Operating income rose by 12% to a record $5.5 million.
These results were achieved by focusing on labor-intensive value-added services.

The major development at Arnold Logistics in 1998 was the completion of 562,000 square feet of new warehouse space in Central Pennsylvania. Business development efforts throughout
1998 have ensured that the new warehouse will be completely utilized by mid-year 1999. The Company continued to expand its customer base. Contract packaging services were expanded at the Texas facility during 1998 with nearly 250,000 square feet of additional warehouse space.

OUTLOOK

A key trend that Arnold Logistics is positioned to address is the growth of consumer direct retail sales through the Internet and mail-order catalog companies. General retail sales via the Internet are projected to grow by 600% in 1999. Order fulfillment services provided by Arnold Logistics allow Internet and catalog marketers to completely outsource their order processing, inventory management and small package shipping. Other trends on which Arnold Logistics is positioned to capitalize include the outsourcing of inventory and transportation management functions.

The growth of the warehouse club retail format has propelled the need for custom packaging. Arnold Logistics' customers benefit by being able to reduce capital investment in the logistics function, lower costs, decrease order-cycle times and increase flexibility to address special projects.

Recent investments made in additional warehouse space and automated material handling equipment will allow Arnold Logistics to capitalize on these trends and continue its outstanding record of growth. We anticipate Arnold Logistics will have a greater impact on the earnings of the parent company in the years ahead.



Arnold Industries consolidated five-year summary
(dollars in thousands except per share data)
                     1998      1997      1996      1995      1994
 Operating Revenues  403,721   383,165   356,335   330,136  302,390

 Net Income           35,116    32,210    25,409    30,501   30,355

 Net Income Per
   Share                1.37      1.23       .95      1.15     1.14

 Operating Revenues by Service
 Warehousing/
   Logistics          29,445    26,154    22,538    18,545   16,457

 Truckload           171,366   153,712   151,926   144,534  126,300

 Less-than-Truckload 202,910   203,299   181,871   167,057  159,633

financial statements
contents
 9   Consolidated Balance Sheets
10   Consolidated Statements of Income
10   Consolidated Statements of
     Shareholders' Equity
11   Consolidated Statements of Cash Flows
12   Notes to Consolidated
     Financial Statements
17   Report of Independent Accountants
18   Quarterly Performance
18   Price Range Common Stock
19   Management's Discussion and Analysis of Financial Condition
          and Results of Operations
22   Eleven-Year Financial Summary
24   Board of Directors and Shareholder Information
Inside Back Cover
  Company Executives

consolidated balance sheets
as of December 31, 1998 and 1997
(dollars in thousands)

ASSETS                                             1998       1997

 Current assets:
  Cash and cash equivalents                       $  19,433  $26,505
  Marketable securities                               4,849    9,786
  Accounts receivable:
    Trade (less allowance for doubtful accounts
      of $1,184 and $1,340)                          39,555   40,063
    Officers and employees                              604      363
  Notes receivable, current                             874        -
  Deferred income taxes                               6,263   10,498
  Prepaid expenses and supplies                       7,458    4,462
  Refundable income taxes                               707      577
    Total current assets                             79,743   92,254

 Property and equipment, at cost:
  Land                                               17,691   16,970
  Buildings                                          88,206   84,095
  Revenue and service equipment                     213,524  210,396
  Other equipment and fixtures                       34,337   31,170
  Construction in progress                           16,400    3,372
                                                    370,158  346,003
  Accumulated depreciation                          149,459  140,441
    Total property and equipment                    220,699  205,562

 Other assets:
  Goodwill, net of accumulated amortization
    of $2,592 and $2,401                              8,303    8,494
  Investments in limited partnerships                 9,120    9,616
  Notes receivable, long-term                         1,091        -
  Cash value of life insurance, net                     875      804
  Other                                                 280      310
    Total other assets                               19,669   19,224
                                                   $320,111 $317,040
 LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities:
  Notes payable                                    $ 15,864  $16,280
  Accounts payable, trade                            10,352   10,155
  Estimated liability for claims                      5,079    6,453
  Salaries and wages                                  3,387    3,768
  Accrued vacation                                    5,889    5,523
  Accrued expenses - other                            4,041    4,154
    Total current liabilities                        44,612   46,333
 Other long-term liabilities:
  Estimated liability for claims                     10,714   13,733
  Deferred income taxes                              35,307   35,684
  Notes payable                                       1,310    2,383
  Other                                               1,768    1,654
    Total other long-term liabilities                49,099   53,454
 Commitments and contingencies (Note 10)
 Shareholders' equity:
  Common stock, par value $1.00; authorized
   100,000,000 shares; 29,942,628 issued in
   1998 and 1997                                     29,942   29,942
  Paid-in capital                                       658      483
  Retained earnings                                 232,418  208,617
                                                    263,018  239,042
  Less treasury stock, at cost - 5,123,476
   and 4,020,442 shares in 1998 and 1997,
   respectively                                     (36,618) (21,789)
    Total shareholders' equity                      226,400  217,253
                                                  $ 320,111 $317,040

The accompanying notes are an integral part of the consolidated financial statements consolidated statements of income
for the years ended December 31, 1998, 1997, and 1996
(dollars in thousands, except per share data)

                                           1998      1997     1996

 Operating revenues                      $403,721  $383,165 $356,335
 Operating expenses:
  Salaries, wages and related expenses    190,629   187,439  174,666
  Supplies and expenses                    52,229    59,387   57,552
  Operating taxes and licenses              9,793     9,342    9,381
  Insurance                                 9,101     7,471    9,837
  Communication and utilities               5,615     5,247    4,680
  Purchased transportation                 46,406    29,650   28,066
  Rental of buildings, revenue
   equipment, etc., net                     1,145     1,715    1,328
  Depreciation and amortization            30,585    29,133   27,756
  Miscellaneous                             2,021     2,865    2,727
    Total operating expenses              347,524   332,249  315,993
    Operating income                       56,197    50,916   40,342
 Other income (expenses) - net, including
  interest income of $1,674, $1,605
  and $1,090                                 (355)     (27)    (890)
    Income before income taxes             55,842    50,889   39,452
 Income taxes                              20,726    18,679   14,043
    Net income                           $ 35,116  $ 32,210  $25,409
 Per share amounts
    Basic                                $   1.37  $   1.23  $  0.95
    Diluted                              $   1.36  $   1.22  $  0.94

consolidated statements of shareholders' equity for the years ended December 31, 1998, 1997, and 1996
(dollars in thousands, except per share data)

                              Common   Paid-in   Retained Treasury
                              Stock    Capital   Earnings  Stock
 Balance - December 31, 1995  $ 29,942 $    153  $174,242  $  (8,970)
  Net income                         -        -    25,409          -
  Distribution of treasury
   stock due to exercise
   of stock options                  -       56         -         43
  Cash dividends paid
   ($.44 per share)                  -        -   (11,728)         -


 Balance - December 31, 1996     29,942     209   187,923     (8,927)
  Net income                          -       -    32,210          -
  Distribution of treasury
   stock due to exercise
   of stock options                   -     274         -        203
  Purchase of treasury stock          -       -         -    (13,065)
  Cash dividends paid ($.44
  per share                           -       -   (11,516)         -

 Balance - December 31, 1997     29,942     483   208,617    (21,789)
  Net income                          -       -    35,116          -
  Distribution of treasury
   stock due to exercise of
   stock options                      -     175         -        213
  Purchase of treasury stock          -       -         -    (15,042)
  Cash dividends paid
   ($.44 per share)                   -       -   (11,315)         -

 Balance - December 31, 1998   $ 29,942 $   658  $232,418   $(36,618)

The accompanying notes are an integral part of the consolidated financial statements consolidated statements of cash flows
for the years ended December 31, 1998, 1997, and 1996
(dollars in thousands)
                                           1998      1997     1996

 Cash flows from operating activities:
  Net income                              $35,116   $32,210  $25,409
  Adjustments to reconcile net income
   to net cash provided by operating
   activities:
  Depreciation and amortization            31,099    29,636   28,269
  Gain on disposal of property and
   equipment                               (2,096)     (588)    (726)
  Equity in earnings of limited
   partnerships                               (33)      (33)      (5)
  Provision for deferred taxes              3,858     1,740    1,860
  Net loss on investments                       5        24      176
  Changes in operating assets and
   liabilities:
    (Increase) decrease in accounts
     receivable                               267    (9,777)     695
    (Increase) decrease in prepaid
     expenses and supplies                 (2,996)     (698)     903
    Increase in accounts payable, trade       197       823    2,016
    (Increase) decrease in refundable
     income taxes                            (130)   (1,034)   1,874
    Increase (decrease) in estimated
     liability for claims                  (4,393)       45    4,692
    Increase (decrease) in accrued
     expenses                                (128)    2,132    1,709
    Other, net                                114       122      128
    Net cash provided by operating
     activities                            60,880    54,602   67,000

 Cash flows from investing activities:
  Proceeds from sale of investment
   securities                               5,604    19,075    3,103
  Purchase of investment securities          (672)   (6,967) (16,693)
  Proceeds from disposition of property
   and equipment                            8,655     5,649    4,830
  Purchase of property and equipment      (54,240)  (39,760) (31,279)
  Capital contributions in limited
   partnerships                            (1,489)   (1,587)  (1,646)
  Distributions from limited partnerships      16        46       22
  Increase in cash value of life insurance    (71)     (274)       -
  Repayment on loans to employees             185         -        -
  Other, net                                   29       (34)     226

    Net cash used in investing activities (41,983)  (23,852) (41,437)

 Cash flows from financing activities:
  Proceeds from employee stock options
   exercised                                  388       476       99
  Cash dividends paid                     (11,315)  (11,516) (11,728)
  Principal payments on long-term debt          -       156        -
  Purchase of treasury stock              (15,042)  (13,065)       -

    Net cash used in financing activities (25,969)  (23,949) (11,629)

    Increase (decrease) in cash and cash
     equivalents                           (7,072)    6,801   13,934

 Cash and cash equivalents at beginning
  of year                                  26,505    19,704    5,770

 Cash and cash equivalents at end of year $19,433   $26,505  $19,704

 Supplemental disclosures of cash flow
  information:
 Cash paid during the year for:
    Interest                              $ 1,173   $ 1,373  $ 1,300

    Income taxes                          $17,029   $17,971  $10,388

The accompanying notes are an integral part of the consolidated financial statements notes to consolidated financial statements
(dollars in thousands, except per share data)

1. Summary of Significant Accounting Policies:

Nature of Business:
The Company operates in the motor carrier industry, principally in the Eastern United States. Revenues are mainly generated from less-than-truckload hauling, truckload hauling, and warehousing/logistics.

Principles of Consolidation:
The accompanying consolidated financial statements include the accounts of Arnold Industries, Inc. and all of its subsidiaries.
All material intercompany transactions and balances have been eliminated.

Segment Information:
In 1998, the Company adopted Statement of Financial Accounting
Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS 131 supersedes SFAS 14, "Financial Reporting for Segments of a Business Enterprise," replacing the "industry segment" approach with the "management" approach. The management approach designates the internal organization that is used by management for making operating decisions and assessing performance as the source of the Company's reportable segments. SFAS 131 also requires disclosures about products and services, geographic areas, and major customers. The adoption of SFAS 131 did not affect results of operations or financial position but did affect the disclosure of segment information (Note 7).

Revenue Recognition:
In accordance with industry practice, revenues from less-than-truckload hauling are allocated between reporting periods based on relative transit time in each reporting period with expenses recognized as incurred, and revenues from truckload hauling are recognized when the shipment is completed with expenses recognized as incurred. Revenues for warehouse/distribution services are recognized as the related services are rendered and associated costs incurred.

Cash and Cash Equivalents:
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities:
At December 31, 1998 and 1997, marketable equity and debt securities have been categorized as available for sale and as a result are recorded at fair value. Realized gains and losses on the sale of securities are recognized using the specific identification method and are included in other income in the consolidated statements of income. Quoted market prices are used to determine market value.

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

The estimated useful lives used in computing depreciation on the principal classifications of property and equipment are as follows:

Buildings                     15 - 31 years
Revenue equipment              3 - 10 years
Service equipment              3 -  6 years
Other equipment and fixtures   3 -  7 years

When buildings and equipment are retired or otherwise disposed of, the property and accumulated depreciation accounts are relieved of the applicable amounts and any resulting profit or loss is reflected in miscellaneous operating expenses.

In 1998, certain revenue equipment was sold to employees for $2,150 and interest-bearing notes with established repayment terms were received. This has been treated as a non-cash transaction on the 1998 consolidated statement of cash flows.

Goodwill:
The excess of the cost of investments in subsidiaries over the fair market value of net assets acquired is shown as goodwill, which is being amortized on a straight-line basis over a maximum period of 40 years. The Company's policy is to record an impairment loss against the net unamortized cost in excess of net assets of businesses acquired in the period when it is determined that the carrying amount of the asset may not be recoverable. An evaluation is made at each balance sheet date (quarterly) and it is based on such factors as the occurrence of a significant event, a significant change in the environment in which the business operates, or if the expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset.

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

Effective December 28, 1998, February 27, 1998 and March 22, 1997, the Board of Directors authorized management to repurchase up to 1,000,000 shares of common stock through open market purchases. During 1998 and 1997, the Company purchased 1,182,400 and 817,600 shares, respectively, of its common stock at an aggregate cost of $15,042 and $13,065, respectively.

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



                                  1998          1997         1996
 Basic and diluted
  earnings per share:
  Earnings                    $    35,116  $    32,210   $    25,409
 Basic earnings per
  share, number of
  shares                        25,668,457   26,172,232   26,655,125
  Effect of dilutive
   securities - stock
   options                         133,352      334,263      245,618
 Diluted earnings per
  share, number of
  shares                        25,801,809   26,506,495   26,900,743
 Basic earnings per share     $       1.37  $      1.23   $     0.95
 Diluted earnings per
  share                       $       1.36  $      1.22   $     0.94


Stock options to purchase 200,000 shares of common stock at $18.56 per share were outstanding during all of 1998, but were not included in the computation of diluted earnings per share because the stock options' exercise price was greater than the average market price of the common stock.

Comprehensive Income:
In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income" (SFAS 130), which is effective
for fiscal years beginning after December 15, 1997.   This statement
establishes standards for the reporting and display of comprehensive income and its components. Comprehensive income is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company has adopted SFAS 130 and has determined that net income is its only component of comprehensive income.

Derivative Instruments:
In June 1998, the Financial Accounting Standards Board issued
SFAS No. 133, "Accounting for Derivative Instruments and Hedging
Activities" (SFAS 133), which is effective for all fiscal quarters for all fiscal years beginning after June 15, 1999. This statement requires that all derivative instruments be recorded on the consolidated balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. It is not anticipated that the adoption of SFAS 133 will have a significant effect on the Company's results of operations or its financial position.

2. Marketable Securities:

The cost and market value of investment securities at December 31, 1998 and 1997 follows:

                                   1998                 1997
                                        Market              Market
                             Cost       Value     Cost      Value
U.S. treasury securities     $  102     $  102    $   99     $  99
Municipal bonds               3,730      3,731     8,627     8,627
Equity securities             1,000      1,004     1,000     1,004
Accrued interest receivable      12         12        56        56
Total                        $4,844     $4,849    $9,782    $9,786


The net gain (loss) on marketable securities recorded during the years ended 1998, 1997 and 1996 amounted to $(5), $(24) and $24, respectively.

The contractual maturities of debt securities available for sale at December 31, 1998 are all due within one year of December 31, 1998.

3. Notes Payable:

The Company has unsecured working capital lines of credit with maximum borrowings of $31,500 of which $14,790 was outstanding at December 31, 1998 and 1997. Borrowings under these agreements bear interest at fixed rates quoted by the bank at the time of borrowing. The current interest rate on the outstanding balance was 5.87%.

In connection with its investments in low income housing limited partnerships, the Company is required as of December 31, 1998 to make additional contributions over the next three years as follows: 1999, $1,209; 2000, $1,189; and 2001, $200. The additional contributions of $2,598 were discounted to

$2,384 using the Company's incremental borrowing rate of 6%.
Management anticipates that the cash flow from the tax credits generated by these investments will approximate the additional contributions during this period.

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

Under the 1997 stock option plan, options to acquire up to 2,000,000 shares of the stock may be granted to executives, employees, consultants and directors of the Company. Options under both plans carry various restrictions. Under the plans, certain options granted to employees will be qualified incentive stock options within the meaning of Section 422A of the Internal Revenue Code and other options will be considered nonqualified stock options. Both incentive stock options and nonqualified stock options may be granted for no less than market value at the date of grant. Options are exercisable starting three months from the date of grant and expire no later than ten years after the date of grant. Also, no employee may participate in the qualified incentive stock option plans if immediately after the grant he or she would directly or indirectly own more than 10% of the stock of the Company.

Transactions and other information relating to the 1987 and 1997 stock option plans for the three years ended December 31, 1998 are summarized as follows:

                                      Stock Option Plans
                                                            Weighted
                                                            Average
                                                            Fair Value
                                                            of Options
                                                            Granted
                                             Price          During
                                Shares     Per Share        the Year
 Balance, outstanding -
  December 31, 1995             1,056,680  $ 4.46 to $15.62
  Options granted                  38,800  $13.63           $3.81
  Options exercised               (15,746) $ 4.46 to $ 7.25
  Options expired                 (26,000) $13.63 to $14.75
 Balance, outstanding -
  December 31, 1996             1,053,734  $ 4.46 to $15.62
  Options granted                 526,500  $15.00 to $21.75 $5.09
  Options exercised               (76,268) $ 4.46 to $15.62
  Options expired                 (72,600) $13.63 to $14.75

 Balance, outstanding -
  December 31, 1997             1,431,366  $ 4.46 to $21.75
  Options granted                 642,500  $12.19 to $15.25 $3.20
  Options exercised               (79,366) $ 4.46 to $13.94
  Options expired                (336,400) $13.63 to $21.75
 Balance, outstanding -
  December 31, 1998             1,658,100  $ 7.25 to $18.56
 Options exercisable -
  December 31, 1998               864,300  $ 7.25 to $18.56


On June 26, 1996, stock options granted in 1994 for $18.25 per share to $18.50 per share were repriced to $13.63 per share. All other provisions of the 1994 options granted have remained unchanged.

On October 15, 1998, 2,500 stock options granted in 1998 and 325,500 stock options granted in 1997 for $15.00 per share to $21.75 per share were cancelled and reissued at $12.19 per share. The reissued stock options are considered newly granted options under the provisions of the 1997 stock option plan.

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

                       1998               1997               1996

                   As      Pro        As       Pro       As      Pro
                Reported   Forma   Reported   Forma   Reported  Forma
 Net
  income        $35,116   $34,796  $32,210   $30,917  $25,409 $25,281
 Basic
  earnings per
  share         $  1.37   $  1.36  $  1.23   $  1.18  $  0.95  $ 0.95
 Diluted
  earnings per
  share         $  1.36   $  1.35  $  1.22   $  1.17  $  0.94  $ 0.94

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997 and 1996; dividend yield of 3.00%; expected volatility of 29.10%, 27.00% and 26.00%, respectively; risk-free interest rate of 4.55%, 6.22% and 6.72%, respectively; and expected life of 6 years.

Stock Purchase Plan:
Effective November 15, 1992 the Company adopted a stock purchase plan which replaced a similar plan adopted in 1975. The stock purchase plan is available to all eligible employees. Under the plan, subscriptions of each subscribing employee are remitted to a custodian for investment in the common stock of the Company.

Minimum and maximum contributions under the plan are five hundred twenty dollars and five thousand two hundred dollars for each employee in any one year. At least monthly the custodian purchases the stock in the over-the-counter market and the Company allocates all purchased shares based on average price for all purchases and individual payroll deduction amounts.

Under the plan the Company is responsible for all costs of stock purchases and stock sales within the plan and any administrative costs related to issuance of stock certificates. Employees are responsible for the expense of sale or transfer on issued stock certificates.

5. Income Taxes:

Consolidated income tax expense consists of the following:

                                1998        1997        1996
 Currently payable:
  Federal                     $13,670     $13,803     $10,334
  State                         3,198       3,136       1,849
                               16,868      16,939      12,183
 Deferred:
  Federal                       3,096       1,272       1,517
  State                           762         468         343
                                3,858       1,740       1,860
  Total income tax expense    $20,726     $18,679     $14,043


The effective income tax rates of 37.1% in 1998, 36.7% in 1997 and 35.6% in 1996 differ from the federal statutory rates for the following reasons:

                                  1998      1997      1996
 Statutory federal income
  tax rate                        35.0%     35.0%     35.0%
 State income taxes, net of
  federal income tax benefit       4.6       4.6       3.6
 Tax-free investment income
  and other                       (2.5)     (2.9)     (3.0)
                                  37.1%     36.7%     35.6%


Deferred tax liabilities (assets) are comprised of the following at December 31:


                                            1998        1997
 Property and equipment,
  principally due to differences in
  depreciation                             $35,262     $35,183
 Limited partnership investments,
  principally due to differences in
  tax basis                                  1,571       1,465
 Other                                         370         329
 Gross deferred tax liabilities             37,203      36,977

 Estimated liability for claims,
  principally due to differences in
  timing of recognition of expense          (3,719)     (7,424)
 Vacation liability, principally due to
  differences in timing of recognition
  of expense                                (2,092)     (1,925)
 Allowance for bad debts, principally
  due to differences in timing of
  recognition of expense                      (472)       (531)
 Deferred compensation, principally
  due to differences in timing of
  recognition of expense                      (867)       (794)
 Other                                      (1,009)     (1,117)
 Gross deferred tax assets                  (8,159)    (11,791)
                                           $29,044     $25,186

6. Pension and Other Postretirement Benefit
   Plans:

The Company participates in several multiemployer pension plans under various labor contracts, offers a supplemental defined benefit pension plan for certain key officers and employees, and has a trusteed profit sharing plan and a 401(k) plan for all employees meeting certain eligibility tests. The following summarizes the obligations, assumptions, and activity of the plans as of and for the year ended December 31:


                                           1998       1997
 Change in benefit obligation:
  Benefit obligation at
   beginning of year                      $1,654     $1,532
  Service cost                                57         50
  Interest cost                              104        102
  Amortization of unrecognized
   transition asset                           (6)        (6)
  Benefits paid                              (41)       (24)

  Benefit obligation at end of year       $1,768     $1,654


The supplemental defined benefit pension plan is unfunded.  The
Company has recorded a liability for all benefit obligations.

                                   1998      1997

 Discount rate                     6.75%     7.00%
 Rate of compensation increase     0.00%     0.00%

                                   1998      1997     1996
 Components of net periodic
  benefit cost:
  Service cost                     $ 57      $ 50     $ 61
  Interest cost                     104       102       94
  Amortization of unrecognized
   net transition asset              (6)       (6)      (6)

    Net periodic benefit cost      $155      $146     $149


In addition to the above supplemental defined benefit plan, the Company has a profit sharing plan, participates in multiemployer pension plans and began a 401(k) plan in 1997. The Company contributed $1,443, $1,452, and $1,721 to the profit sharing plan and $9,841, $9,449, and $7,919 to the multiemployer pension plans for 1998, 1997, and 1996, respectively, and $568 and $591 to the 401(k) plan for 1998 and 1997, respectively.

7. Segment Information:

In 1998, the Company adopted SFAS 131 and has determined that its reportable segments are those that are based on the Company's methodology of internal reporting, which disaggregates its business by product category. The accounting policies of the segments are the same as those described in Note 1. The Company evaluates the performance of its segments and allocates resources to them based on operating income.

The Company's reportable segments are: less-than-truckload hauling, truckload hauling, and warehousing/logistics services. The less-than-truckload hauling segment provides next day service in the Northeast region of the United States. The truckload hauling segment provides irregular route and dedicated services throughout the Eastern, Midwestern and Southwestern regions of the United States. The warehousing/logistics services segment specializes in integrated distribution services, order fulfillment, and contract packaging services in Pennsylvania and Texas.

The following tables present information about reported segments for the years ending December 31:


                                                   Ware-
                           Less-than-             housing/   Segment
                           truckload   Truckload  Logistics  Total
   1998
 Operating
  revenues                  $202,910   $171,366   $29,445  $403,721
 Operating income           $ 43,098   $  7,113   $ 5,532   $55,743
 Total assets               $136,983   $157,563   $39,287  $333,833
 Depreciation and
  amortization              $  9,952   $ 18,435   $ 2,198   $30,585
 Purchase of pro-
  perty and
  equipment                 $ 14,590   $ 28,295   $11,355   $54,240

   1997
 Operating
  revenues                  $203,299   $153,712   $26,154  $383,165
 Operating income           $ 44,213   $  2,066   $ 4,887   $51,166
 Total assets               $123,840   $155,886   $29,053  $308,779
 Depreciation and
  amortization              $  9,450   $ 17,661   $ 2,022   $29,133
 Purchase of pro-
  perty and
  equipment                 $ 13,111   $ 24,971   $ 1,678   $39,760

   1996
 Operating
  revenues                  $181,871   $151,926   $22,538  $356,335
 Operating income           $ 32,656   $  3,631   $ 3,921   $40,208
 Depreciation and
  amortization              $  8,724   $ 17,045   $ 1,987   $27,756
 Purchase of pro-
  perty and
  equipment                 $ 11,324   $ 17,675   $ 2,280   $31,279


A reconciliation of total segment operating revenue to total consolidated operating revenue, total segment net income to consolidated net income, and total segment assets to total consolidated assets for the years ended December 31, 1998, 1997 and 1996 are as follows:

                                    1998        1997        1996
 Total segment operating
  revenues                       $403,721    $383,165    $356,335
 Consolidated operating
  revenues                       $403,721    $383,165    $356,335

 Total segment operating income  $ 55,743    $ 51,166    $ 40,208
  Unallocated corporate
   operating income (loss)            454        (250)        135
  Interest income                   1,673       1,605       1,090
  Interest expense                 (1,173)     (1,380)    (1,289)
  Other                              (855)       (252)      (692)
 Consolidated net
  income before taxes            $ 55,842    $ 50,889    $ 39,452

 Total segment assets            $333,833    $308,779
  Unallocated corporate assets     11,380      14,765
  Elimination of intercompany
   balances                       (25,102)     (6,504)
 Consolidated assets             $320,111    $317,040


8. Fair Value of Financial Instruments:

Financial instruments include cash and cash equivalents, marketable securities, investments in limited partnerships and notes payable. At December 31, 1998 and 1997 the carrying amount of cash equivalents approximates fair value because of the short-term maturity of those instruments, and the carrying value of marketable securities is fair market value. With respect to investments in limited partnerships, management has determined that the resulting carrying value approximates estimated fair market value. The fair value of the Company's obligations for contributions to limited partnerships approximates its carrying value.

The fair market value of the Company's notes payable approximates its carrying value and was based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities.

9. Transactions With Affiliates:

Accounting and legal fees totaling approximately $778, $903 and $746 in 1998, 1997 and 1996, respectively, were paid or accrued to firms in which certain directors have financial interests.

10. Commitments and Contingencies:

By agreement with its insurance carriers, the Company has assumed liability through June 30, 1998 in any single occurrence for Workmen's Compensation and Property Damage up to $1,000 and for Public Liability up to $1,000 for the first occurrence and up to $500 for each subsequent occurrence with excess liability assumed by the insurance carriers up to $50,000. Subsequent to June 30, 1998, the Company's assumed liability has been reduced to $25 per occurrence, except Workmen's Compensation in New Jersey which is $250 per occurrence. In conjunction with these agreements, the Company has issued irrevocable letters of credit to guarantee future payments of claims to the insurance carriers. At December 31, 1998 and 1997, the outstanding balance of the letters of credit was $4,000 and $7,553, respectively, on a total commitment of $12,000.

Effective February 28, 1999, the Company transferred its accrued liabilities of $10,975 for claims years ended June 30, 1998, 1997, and 1996 to an outside insurance carrier for approximately $11,000.

report of independent accountants

To the Board of Directors
Arnold Industries, Inc.
Lebanon, Pennsylvania


In our opinion, the accompanying consolidated balance sheets at December 31, 1998 and 1997 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998, present fairly, in all material respects, the consolidated financial position of Arnold Industries, Inc. and subsidiaries (the Company) and the consolidated results of its operations and its cash flows, in conformity with generally accepted accounting principles. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on the consolidated financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PricewaterhouseCoopers LLP

PRICEWATERHOUSECOOPERS LLP
One South Market Square
Harrisburg, Pennsylvania
March 5, 1999

quarterly performance
(dollars in thousands, except per share data)
                   Operating          Operating            Net
                   Revenues             Income           Income
 QUARTER         1998       1997    1998     1997     1998    1997

 First         $ 96,002  $ 90,539  $11,532  $11,548  $ 7,226  $7,321
 Second         102,264    97,341   14,155   15,051    8,888   9,510
 Third          102,228    99,175   14,945   14,287    9,377   9,048
 Fourth         103,227    96,110   15,565   10,030    9,625   6,331
               $403,721  $383,165  $56,197  $50,916  $35,116 $32,210


                 Net Income         Net Income         Dividends
               Per Share-Basic    Per Share-Diluted    Per Share

 QUARTER         1998     1997      1998     1997     1998    1997

 First           $ .28    $ .27     $ .28    $ .27    $ .11    $.11
 Second            .34      .37       .34      .36      .11     .11
 Third             .37      .35       .36      .35      .11     .11
 Fourth            .38      .24       .38      .24      .11     .11
                 $1.37    $1.23     $1.36    $1.22    $ .44    $.44


price range common stock

               HIGH         LOW            HIGH       LOW
 QUARTER               1998                      1997
 First         18-1/8       15-1/4         16         13
 Second        17-3/4       14-3/8         18-3/8     13-7/8
 Third         15-1/2       11-5/8         24-1/2     17
 Fourth        16-11/16     12             25-5/8     16-3/4


management's discussion and analysis of financial condition and results of operations

Results of Operations

Arnold Industries' 1998 operating revenues are from two operating subsidiaries:

New Penn Motor Express, Inc. ("New Penn")
Arnold Transportation Services, Inc. ("ATS")

New Penn is a less-than-truckload (LTL) transportation company. ATS is a truckload (TL) carrier which provides regional and interregional transportation services.

In addition to LTL and TL transportation services, Arnold Industries provides specialty warehousing operations and related transportation services under the name of "Arnold Logistics," a division of ATS.

Prior to 1998, ATS's truckload operation was operated by three separate subsidiaries: SilverEagle Transport, Inc., D.W. Freight, Inc. and Lebarnold, Inc. At the end of 1997, these three companies were merged into one company. The results of operations are set forth below for the three separate segments.

Operating Revenues
(dollars in millions)
                  Total                       LTL
             Amount    % Increase      Amount     % Increase
 1998        $403.7        5            $202.9          -
 1997         383.2        8             203.3         12
 1996         356.3        8             181.9          9

                                           Warehousing/
                  Truckload              Related Trucking
             Amount    % Increase      Amount     % Increase
 1998        $171.4       12            $29.4          12
 1997         153.7        1             26.2          16
 1996         151.9        5             22.5          21


Operating
Income
                        1998              1997            1996
                    Amount    %      Amount    %      Amount    %
 New Penn           $43.1    77      $44.2    86      $32.7    81
 ATS                  7.1    13        2.1     4        3.6     9
 Arnold Logistics     5.5    10        4.9    10        3.9    10
 TOTAL              $55.7   100%     $51.2   100%     $40.2   100%


The percentage of revenue for the last three years is set forth below:

                        1998              1997            1996
                    Amount    %      Amount    %      Amount    %
 New Penn           $202.9   50      $203.3   53      $181.9   51
 ATS                 171.4   43       153.7   40       151.9   43
 Arnold Logistics     29.4    7        26.2    7        22.5    6
 TOTAL              $403.7  100%     $383.2  100%     $356.3  100%


The revenue at New Penn was basically flat for the year 1998 compared to 1997, even though tonnage decreased 3% to 1,050,685 from 1,081,334. This compares to revenue increases of 12% in 1997 and 9% in 1996. ATS revenues increased by 12% in 1998, compared to 1% in 1997 and 5% in 1996. ATS revenues increased as additional new business was secured. The revenue had been affected negatively in 1997 by a number of major customers who rebid their contracts. Arnold Logistics revenue increased by 12% for 1998 as a result of additional value added services being provided to their customers. This compares to revenue increases of 16% and 21% for 1997 and 1996, respectively.

The following tables set forth the percentage of operating expenses to operating revenue for New Penn, ATS and Arnold Logistics.

                            NEW PENN                   ATS
                       1998    1997    1996    1998    1997
1996
 Operating Revenues    100.0%  100.0%  100.0%  100.0%  100.0% 100.0%
 Operating Expenses
  Salaries, wages and
   related expenses     58.2    57.3    60.0    33.3    37.4   36.4
  Supplies and expenses  8.7     9.2    10.3    18.9    25.3   24.1
  Operating taxes and
   licenses              2.8     2.9     3.2     2.0     1.9    1.9
  Insurance              1.5     1.5     1.8     3.5     2.7    4.2
  Communication and
   utilities             1.1     1.1     1.2     1.5     1.4    1.2
  Purchased
   transportation        1.2     1.1     1.0    25.7    17.9   17.3
  Rental of buildings,
   revenue equipment,
   etc., net            (0.4)   (0.2)   (0.3)    0.3     0.3    0.3
  Depreciation and
   amortization          4.9     4.7     4.8    10.8    11.5   11.2
  (Gain) on sale of
    equipment           (0.3)   (0.1)   (0.2)   (0.9)   (0.1)  (0.1)

  Miscellaneous          1.1     0.8     0.2     0.7      .4    1.1
  Total Operating
   Expenses             78.8    78.3    82.0    95.8    98.7   97.6
 Operating Income       21.2%   21.7%   18.0%    4.2%    1.3%   2.4%


                                         ARNOLD LOGISTICS
                                     1998      1997      1996
 Operating Revenues                  100.0%    100.0%    100.0%
 Operating expenses - salaries,
  wages and related expenses          52.3      51.6      45.8
 Other operating expenses             17.2      18.0      22.5
 Depreciation and amortization         7.5       7.7       8.8
 Miscellaneous                         4.3       4.0       5.6
 Total Operating Expenses             81.3      81.3      82.7
 Operating Income                     18.7%     18.7%     17.3%


The operating expenses of New Penn decreased to 78.8% for 1998 and 78.3% for 1997, compared to 82.0% for 1996. Salaries, wages and related expenses increased to 58.2% for 1998 from 57.3% in 1997. This compared to a decrease for 1997 to 57.3% from 60.0% in 1996. Supplies and expenses continue to decrease as a result of a continuous decline in fuel prices. The fuel surcharge which was implemented in September 1996, was discontinued in March, 1998. Insurance expense was 1.5% for both 1998 and 1997 compared to 1.8% in 1996. The year 1996 was affected by the Company's insurance carrier increasing the reserve for a prior year's loss.

The total operating expenses of ATS decreased to 95.8% for 1998. This compared to 98.7% and 97.6% for 1997 and 1996, respectively. The years 1998, 1997 and 1996 were affected negatively by the merger of the three truckload companies. Beginning in the second half of 1998, ATS began to see a turnaround of their operation with increased revenue, higher revenue per mile, improved asset utilization and a reduction in empty miles.

The salaries, wages and related expenses of ATS decreased to 33.3% in 1998 compared to 37.4% in 1997 and 36.4% in 1996. This substantial decrease was due to the use of a greater number of owner-operators in 1998 compared to the prior two years. Likewise, this use of increased owner-operators reduced supplies and expenses to 18.9% in 1998 compared to 25.3% for 1997 and 24.1% for 1996. In addition, the continuous decline in fuel prices also reduced operating supplies and expenses for 1998. Insurance expense increased in 1998 to 3.5% which compared to 2.7% for 1997 due to increased claims. This compared to 4.2% for the year 1996. Purchased transportation expense increased to 25.7% for 1998 compared to 17.9% in 1997 and 17.3% in 1996, due to the substantial number of additional owner-operators.

The Arnold Logistics operating expenses were 81.3% for 1998 compared to 81.3% and 82.7% for 1997 and 1996, respectively. The salaries, wages and related expenses were 52.3%, 51.6% and 45.8% for 1998, 1997 and 1996, respectively. The increase in these expenses is primarily due to the revenue growth in the areas of order fulfillment and contract packaging which are labor intensive requiring additional employees.

Arnold Industries' operating income for 1998 increased $5.3 million or 10% over 1997 compared to an increase of $10.6 million, or 26% over 1996. New Penn's operating income decreased $1.1 million compared to 1997, whereas 1997 operating income was up $11.5 million compared to 1996. New Penn signed a five-year contract with the Teamsters' Union effective April 1, 1998. This contract expires March 31, 2003.
During the negotiations in the first quarter of 1998, a number of customers diverted a portion of their freight to non-union companies which had a negative effect on New Penn's revenues for the entire year 1998.

The operating income of ATS for 1998 increased $5.0 million, or 238% compared to 1997. This compares to a decrease of $1.5 million or 42% for 1997 compared to 1996.

Arnold Logistics' operating income for 1998 increased by $.6 million, or 12% compared to 1997. This compares to an increase of $1.0 million or 26% for 1997 compared to 1996.

Other net non-operating expenses consist primarily of interest income, other investment income and interest expense. Interest income increased $.1 million for 1998 over 1997. Interest income increased $.5 million in 1997 over 1996 due to additional investment securities. Interest expense for 1998 was $1.2 million compared to $1.4 million and $1.3 million for 1997 and 1996, respectively. This reduction was due to lower interest rates in 1998.

The effective income tax rates for 1998, 1997 and 1996 were 37.1%, 36.7% and 35.6%, respectively.

Net income for 1998 increased to $35.1 million compared to $32.2 million for 1997 and $25.4 million for 1996. Basic net income per share in 1998 was $1.37 compared to $1.23 in 1997 and $.95 in 1996. Diluted net income per share was $1.36 in 1998 compared to $1.22 in 1997 and $.94 in 1996.

Capital Expenditures

In 1997, the Company authorized the purchase of up to one million shares of common stock of which the Company purchased 817,600 shares at a total cost of $13.1 million in 1997. In 1998, the balance of 182,400 shares together with an additional 1,000,000 shares which was authorized for purchase in 1998, was completed at a total cost of $15.0 million. The Company authorized on December 28, 1998 the purchase of an additional one million shares.

The total capital expenditures for real estate and equipment (net of dispositions) amounted to $45.6 million for 1998, compared to $34.1 million for 1997 and $26.4 million for 1996. The Company is projecting the purchase of real estate and equipment in 1999 of approximately $51.0 million.

Liquidity and Capital Resources

Cash, cash equivalents, and marketable securities totaled $24 million at the end of 1998, compared to $36 million and $42 million at December 31, 1997 and 1996, respectively. The decrease for 1998 and 1997 was attributable to increased capital expenditures and the substantial purchase of treasury stock. Working capital amounted to $35 million, $46 million and $40 million at the end of 1998, 1997 and 1996, respectively. Net cash provided by operating activities was $61 million in 1998, $55 million in 1997 and $67 million in 1996.

The Company's current cash position, together with funds invested in marketable securities and cash flow generated from future operations, are expected to be sufficient to finance anticipated capital expenditures. These funds may be supplemented when necessary or desirable by short or long-term borrowing.

Inflation

During 1998 and 1997, the Company believes that inflation had a minimal effect on operating results. However, most of the Company's expenses are subject to inflation, which would result in increased costs in the event inflation began to increase.

Seasonality

In the trucking industry, results of operations show a seasonal pattern because of customers' reduced shipments in the winter months. In addition, operating expenses are usually higher during the winter months.

Current Trends

In September 1998, New Penn announced a general rate increase of 5.4%. However, most customer rates are subject to negotiated contracts and agreements.

New Penn's revenues were up approximately 2% for the fourth quarter of 1998. However, New Penn's first quarter 1999 revenues are running slightly behind the revenues of the first quarter of 1998. The revenues at ATS were up approximately 13% for the fourth quarter of 1998. Because of the termination of a close working relationship of ATS with Raven Transport Company, Inc., a minority owned brokerage/ carrier based in Jacksonville, the revenues may be affected negatively in the first and second quarters of 1999.

The truckload company merger of the three divisions at the end of 1997 should continue to have a favorable impact on operations in the year 1999.

Arnold Logistics completed a 562,000 S.F. warehouse in early 1999, which should be completely full by mid-year 1999. This will increase substantially the revenue for Arnold Logistics in 1999. Arnold Logistics is expanding its order fulfillment services to allow Internet and catalog marketers to completely outsource their order processing, inventory management and small package shipping.

The three operating companies are continuing to improve efficiencies through refinement of information technology, which will continue to reduce operating costs and provide better service to customers.

Management is continuing to evaluate the complete transportation market, which includes LTL, TL and logistics operations.

Year 2000 Compliance

The Company continues its on-going project to assure Year 2000 ("Y2K") readiness. Y2K readiness involves assuring that all essential functions of the Company, including activities that are not directly computer dependent, remain operative upon arrival of the Year
2000.

The Company's project to correct and/or replace internally produced information technology ("IT") software is now 100% complete. All of the Company's major business units, including New Penn Motor Express, Arnold Transportation Services and Arnold Logistics, have corrected and successfully tested their IT programs. The cost of the Company's internal IT project, all of which cost has been incurred and paid for from operating revenues of the Company, was $1,650,000. No other projects or capital expenditures were deferred or canceled due to diversion of resources to Y2K compliance.

The Company also continues to monitor and assess the progress of third parties upon whom the Company relies for externally produced software, including non-IT software, communications software, etc., as well as suppliers of basic materials, such as fuel, parts, tires, etc. In some cases, the Company is incurring expense to correct and/or replace software acquired from third parties. The Company monitors the progress of significant customers upon whose continued business the Company relies for revenues. These monitoring efforts have revealed areas of concern with respect to Y2K readiness by the Company's vendors, suppliers and customers. To the extent reasonably practicable, the Company is taking steps to assure timely compliance or the availability of alternative software, services and supplies. The cost of maintaining and completing the external Y2K project, including correction and/or replacement costs and testing, is anticipated to be $150,000. The additional cost will be funded entirely from operating revenues of the Company.

The Company faces the risk of disruptions to service if significant vendors, suppliers and/or customers do not become Y2K compliant in a timely manner. Failure by vendors and suppliers to become compliant would result in the loss of systems controlling dispatch, billing and payroll, among other essential functions of the Company. The Company does not believe that these risks will come to fruition because of the efforts to date to become Y2K compliant.

The Company is developing contingency plans to acquire electricity, fuel and essential parts from other sources and vendors in the event of a Y2K malfunction by a prime supplier. Contingency plans include advance purchase and retention of higher levels of inventory for such items as tires and spare parts. As necessary, electricity will be available at most of the Company's facilities, at least temporarily, through use of generators that the Company routinely maintains for power outages. The Company has no contingency plans for loss of revenue from shippers who do not become Y2K compliant.

eleven year summary<FN1>
(dollars in thousands, except per share data)

 Fiscal Year                        1998     1997     1996    1995     1994    1993     1992     1991     1990     1989     1988

 Income
 Operating revenues                 403,721  383,165  356,335 330,136 302,390  272,697  233,620  196,202  188,830  167,589  148,196

 Operating expenses
  Depreciation and amortization      30,585   29,133   27,756  25,348  21,120   17,811   14,222   11,500   10,527   11,021    9,906
  Operating taxes and licenses        9,793    9,342    9,381   9,297   8,924    7,908    6,780    5,887    4,836    4,537    4,147
  Other                             307,146  293,774  278,856 246,854 222,824  200,106  172,304  142,080  137,027  123,121  109,397

 Operating income                    56,197   50,916   40,342  48,637  49,522   46,872   40,314   36,735   36,440   28,910   24,746
  Non-operating income (expense)
  Interest income (expense), net        500      225     (200)   (711)     35      355      246      195   (1,123)  (1,180)    (923)
  Other                                (855)    (252)    (690)    (25)   (429)   1,326      (71)      10     (449)     884    4,142

 Income before income taxes,
   extraordinary loss, and
   cumulative effect of change
   in accounting principle           55,842   50,889   39,452  47,901  49,128   48,553   40,489   36,940   34,868   28,614   27,965

 Income taxes                        20,726   18,679   14,043  17,400  18,384   18,651   14,660   13,512   12,452   10,939   10,543

 Income before extraordinary loss
   and cumulative effect of change
   in accounting principle           35,116   32,210   25,409  30,501  30,744   29,902   25,829   23,428   22,416   17,675   17,422

 Extraordinary loss, net of
   tax benefit<FN5>                       -        -        -       -     389        -        -        -        -        -        -

 Cumulative effect of change
   in accounting for income
   taxes <FN6>                            -        -        -       -       -        -        -        -        -    1,322        -

 Net income                          35,116   32,210   25,409  30,501  30,355   29,902   25,829   23,428   22,416   18,997   17,422

 Per Share Data<FN2>
 Income before extraordinary
   loss and cumulative effect of
   change in accounting
   principle - Basic                   1.37     1.23      .95    1.15    1.16     1.13      .97      .88      .84      .67      .67
             - Diluted                 1.36     1.22      .94    1.13    1.14     1.11      .96      .88      .84      .67      .67
 Net income - Basic                    1.37     1.23      .95    1.15    1.14     1.13      .97      .88      .84      .71      .67
            - Diluted                  1.36     1.22      .94    1.13    1.12     1.11      .96      .88      .84      .72      .67

 Cash dividends declared                .44      .44      .44     .44     .41      .35      .32      .29      .25      .22      .11
 Book value                            9.12     8.38     7.84    7.33    6.63     5.90     5.12     4.46     3.86     3.31     2.76

 Financial Position - Year End
 Cash, temporary investments
  and marketable securities<FN3>     24,282   36,291   41,621  14,273  41,643   38,285   45,186   57,558   37,184   26,826   25,318

 Working capital<FN4>                35,131   45,921   39,909  16,219  24,839   24,093   29,856   55,664   30,877   24,049   23,575
 Property and equipment-net         220,699  205,562  199,614 199,822 169,603  144,148  110,674   88,250   91,393   83,540   67,346
 Total assets                       320,111  317,040  303,112 276,877 260,279  228,361  197,203  170,668  159,973  136,313  116,197
 Long-term debt                       1,310    2,383    3,874   5,049       -        -      476   17,603   19,479   19,749   14,812
 Shareholders' equity               226,400  217,253  209,147 195,367 176,458  156,867  136,015  118,502  102,362   87,681   72,589

 Other Data
 Percentage return on
  average stockholders'
  equity                               15.8     15.1     12.6    16.4    18.2     20.4     20.3     21.2     23.6     23.7     27.2
 Net cash provided by
  operating activities               60,880   54,602   67,000  55,075  60,524   51,299   34,518   35,898   36,639   29,471   25,195

<FN1>  D.W. Freight, Inc. was acquired in April 1992 and is accounted for under the purchase method - asset acquisitions from H.R. Hill and T.W. Owens occurred in March 1994 and January 1995, respectively

<FN2>  Adjusted to give retroactive effect to the two-for-one stock split in 1993, the two-for-one stock split in 1991 and the three-for-two stock split in 1988

<FN3>  Excludes restricted cash prior to 1992

<FN4>  Certain liabilities with respect to claims were reclassified as long-term beginning in 1991

<FN5>  Write-off of the unamortized balance of intrastate operating rights

<FN6>  The Company adopted SFAS No. 96, "Accounting for Income Taxes," in
       1989


board of directors

E. H. Arnold              Heath L. Allen, Esq.           Arthur L. Peterson
Chairman, President, CEO  Secretary and Director         Director
and Director              Partner - Keefer, Wood, Allen  Scott Professor of
                           & Rahal, LLP                  Leadership Studies,
                          Harrisburg, PA                 Rocky Mountain College,
                                                         Billings, MT

Kenneth F. Leedy          Ronald E. Walborn, CPA         Carlton E. Hughes
Director                  CFO, Treasurer and Director    Director
President - New Penn      President - Walborn Shambach   Chairman-Stewart-Amos
Motor Express, Inc.       Associates                     Steel, Inc.
                          Harrisburg, PA                 Harrisburg, PA

shareholder information

Counsel
Keefer, Wood, Allen & Rahal, LLP
210 Walnut Street
Harrisburg, PA  17101

Auditors
PricewaterhouseCoopers LLP
One South Market Square
Harrisburg, PA  17101

Registrar and Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016

Stock Listing
Arnold Industries common stock is traded on the NASDAQ National Market
System. The stock symbol is AIND. In newspapers, the stock is listed as "ArnoldInd", "Arnold Inds" or similar variations. There were 1,535 record-holders of the Company's common stock as of March 1, 1999. The number of beneficial owners is considerably greater.

Annual Meeting of Shareholders
The Arnold Industries 1999 Annual Meeting of Shareholders will be held at 10:00 AM, May 5, 1999 at the Lebanon Country Club, 3375 West Oak
Street, Lebanon, Pennsylvania.

Investor Information
Shareholders, securities analysts, portfolio managers, representatives of financial institutions and individuals seeking financial and operating information, including copies of Form 10-K, may contact:
Corporate Secretary
Arnold Industries, Inc.
P.O. Box 210
Lebanon, PA  17042
(717) 273-9058

This information is also available on-line through the company's web site at: www.aind.com

Copies of the Company's Form 10-K will be supplied to shareholders upon request without charge.

Dividend Reinvestment/Cash Purchase Plan
This plan enables you, as a shareholder, to apply your dividends on the Company's stock towards the purchase of additional shares of Arnold Industries, Inc. common stock on an automatic basis. Also, at your option, you may make quarterly cash payments from $25 to $3,000 to purchase additional stock. The Company pays the brokerage commissions and administrative fees connected with your participation in this Plan. Participation in the Plan is entirely voluntary and you may enroll or withdraw at any time. The Plan is administered by Registrar and Transfer Company, Arnold Industries' stock transfer agent. For information call 800-368-5948.

Quarterly Reports
The Company presently sends to its shareholders of record a quarterly report from its President, Edward H. Arnold, summarizing results of operations for the most recent quarter. If you are not a shareholder of record, but instead hold your stock in the name of a broker or other nominee, you may also receive these quarterly reports by requesting this report and supplying your mailing address to the Company. Requests should be mailed to the Company to the attention of the Corporate Secretary.

The nature of Arnold Industries, Inc. operations subject it to changing economic, competitive, regulatory and technological conditions, risks, and uncertainties. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Arnold Industries provides the following cautionary remarks regarding important factors which, among others, could cause future results to differ materially from the forward-looking statements about our management confidence and strategies for performance; expectations for new and existing technologies and opportunities; and expectations for market segment and industry growth.

These factors include, but are not limited to: (1) changes in the business environment in which Arnold Industries, Inc. operates, including licensing restrictions, interest rates and capital costs;
(2) changes in governmental laws and regulations, including taxes;
(3) market and competitive changes, including market demand and acceptance for new services and technologies; and (4) other risk factors listed from time to time in Arnold Industries, Inc. SEC reports. Arnold Industries, Inc. does not intend to update this information and disclaims any legal liability to the contrary.


(Inside Back Cover)

company executives
ARNOLD INDUSTRIES, INC.

Heath L. Allen, Esq., Secretary
E. H. Arnold, Chairman, President & CEO
Timothy D. Hoffman, VP, Properties
Donald G. Johnson, Senior Vice President
Andrew J. Kerlik, VP, Personnel & Safety
Ronald E. Walborn, CPA, CFO & Treasurer
Cheryl M. Wells, VP, Communications

ARNOLD TRANSPORTATION
SERVICES, INC.

Brian F. Abel, VP, Planning & Customer Service
Kurt E. Antkiewicz, VP, Sales & Marketing
John R. Blessinger, VP, Linehaul Operations
Michael J. Gregerson, VP, Safety/Fleets
Kurt E. Morgan, VP, Terminals
David A. Sempeles, VP, Finance
Michael S. Walters, President and CEO

NEW PENN MOTOR EXPRESS, INC.

Morris C. Galante, VP, Loss Prevention
Steven D. Gast, VP, Corporate Planning
Steven J. Ginter, VP, Marketing
Charles J. Kachel, VP, National Accounts
Michael J. LaPierre, VP, Sales, Northern Division
Kenneth F. Leedy, President
John G. McCloy, VP, Central Division
Thomas P. McDonald, VP, Sales, Central Division
Anthony S. Nicosia, VP, Sales, Eastern Division
Shawn P. Nolan, VP, Western Division
Stephen M. O'Kane, Executive Vice President
Terrence P. Ryan, VP, Sales, Western Division
Frank Santanella, VP, Eastern Division
Daniel W. Schmidt, VP, Labor Relations
Charles A. Zaccaria, VP, Northern Division

ARNOLD LOGISTICS

Douglas B. Enck, Vice President/General Manager
John R. Miller, Director, Marketing
Lawrence W. Pechart, Jr., Director, Fulfillment Operations
Jeffrey J. Reuscher, Director, Food Group Operations


(Back Cover)

LOGO
Arnold Industries, Inc.
P.O. Box 210
Lebanon, PA  17042
(717) 273-9058
www.aind.com

copyright 1999 Arnold Industries, Inc.

               APPENDIX TO ARNOLD INDUSTRIES, INC.
                        1998 ANNUAL REPORT
              DESCRIBING GRAPHIC AND IMAGE MATERIAL


Front cover -

     Picture of New Penn tractor and trailer on an interstate highway.

     Picture of Arnold Transportation Services tractor and trailer on an interstate highway.

     Picture of warehouse employees performing fulfillment duties.

     Time lapse photograph of nighttime highway scene.

Inside front cover -

     Small time lapse photograph of nighttime highway scene.

     Pie graph representing Operating Revenues (in millions) for Regional LTL ($203); Truckload ($171); Warehousing/Logistics
     ($30).

     Small photograph of Company headquarters building (exterior view) located in Lebanon, Pennsylvania.

Page 1 - President's Letter to Stockholders includes a picture of
E.H. Arnold, Company President.

     Bar graph representing Revenue (in millions) for years
     1989 ($168); 1990 ($189); 1991 ($196); 1992 ($234);
     1993 ($273); 1994 ($302); 1995 ($330); 1996 ($356);
     1997 ($383); and 1998 ($404).

Pages 2 and 3 - Description of New Penn includes the following material:

     New Penn logo;

     Bar graph representing the number of full-time New Penn employees for year 1996 (1,410); 1997 (1,431) and 1998
     (1,462);

     Bar graph representing the number of tractors and trucks owned by New Penn in 1996 (660); 1997 (727) and
     1998 (728);

     Bar graph representing the number of trailers owned by New Penn in 1996 (1,365); 1997 (1,447) and 1998
     (1,469);

     Bar graph representing the number of shipments (in thousands) transported by New Penn in 1996 (1,757);
     1997 (1,932) and 1998 (1,920);

     Bar graph representing the weight of freight (in millions of pounds) transported by New Penn in 1996
     (2,017); 1997 (2,163) and 1998 (2,101);

     Bar graph representing New Penn revenue (in millions) for years 1994 ($159.6); 1995 ($167.1); 1996 ($181.9);
     1997 ($203.3) and 1998 ($202.9);

     Bar graph representing New Penn operating income (in millions) for years 1994 ($32.9); 1995 ($33.6); 1996
     ($32.7); 1997 ($44.2) and 1998 ($43.1);

     Picture of New Penn tractor and trailer at loading dock;

     Picture of New Penn driver conferring with a customer in front of a New Penn tractor in a dock area;

     Map of Eastern and Middle United States with portions of Quebec and Ontario Provinces and Puerto Rico shaded to indicate New Penn's Northeast regional service, Interregional service and International service areas;

Pages 4 and 5 - Description of Arnold Transportation Services includes the following material:

     Arnold Transportation Services logo;

     Bar graph representing the number of employees of Arnold Transportation for years 1996 (1,410); 1997
     (1,431) and 1998 (1,381);

     Bar graph representing the number of owner-operators of Arnold Transportation for years 1996 (298); 1997 (371) and 1998 (599);

     Bar graph representing the number of tractors owned by Arnold Transportation in 1996 (1,075); 1997 (1,012) and
     1998 (894);

     Bar graph representing the number of trailers owned by Arnold Transportation in 1996 (4,188); 1997 (4,355) and
     1998 (4,172);

     Bar graph representing revenue of Arnold Transportation
     Services (in millions) for years 1994 ($126.3); 1995
     ($144.5); 1996 ($151.9); 1997 ($153.7) and 1998
     ($171.4);

     Bar graph representing operating income of Arnold
     Transportation Services (in millions) for years 1994
     ($12.9); 1995 ($11.6); 1996 ($3.6); 1997 ($2.1) and
     1998 ($7.1);

     Picture of Arnold Transportation tractor and trailer on rural interstate highway;

     Panoramic picture of Arnold Transportation tractor and trailer on interstate highway;

     Map of Eastern and Middle United States with various states shaded to indicate Arnold Transportation's service areas;

Page 6 - Description of Arnold Logistics includes the following materials:

     Arnold Logistics logo;

     Bar graph representing revenue of Arnold Logistics (in millions) for years 1994 ($16.5); 1995 ($18.5); 1996
     ($22.5); 1997 ($26.2) and 1998 ($29.4);

     Bar graph representing operating income of Arnold
     Logistics (in millions) for years 1994 ($3.5); 1995
     ($3.3); 1996 ($3.9); 1997 ($4.9) and 1998 ($5.5);

     Picture of warehouse employees performing fulfillment duties.

     Picture of custom-packaged boxes with bar code equipment in an employee's hand.

Page 7 - Consolidated Five-Year Statistical Summary: the information on this page of the Annual Report is presented in bar-graph format.

Page 8 - Time lapse photograph of nighttime highway scene and Table of Contents for Financial Statements.

Inside back cover - Time lapse photograph of nighttime highway scene and listing of Company executives.

Back cover - Logo of Arnold Industries, Inc. and Company address, telephone number and web site.

