Form 10-K, Exhibit 13
period 1999-12-31
ARNOLD INDUSTRIES INC
filed 2000-03-30
CIK 700612

(Front Cover)
1999 Annual Report
Arnold Industries, Inc.
Company logo

(Inside Front Cover)
ARNOLD INDUSTRIES, INC.

Arnold Industries is a transportation and logistics holding company. Through its operating units, New Penn Motor Express, Inc., Arnold Transportation Services, Inc., and Arnold Logistics, the Company provides regional less-than-truckload (LTL), truckload, fulfillment and logistic services. 1999 operating revenues totaled $428 million.

NEW PENN

New Penn provides next-day LTL service in the Northeast region of the United States. The company is widely regarded as a superior service provider and one of the most efficiently operated carriers in the industry. 1999 operating revenues totaled $215.6 million.

ARNOLD LOGISTICS

Arnold Logistics specializes in order fulfillment and logistic services. Arnold Logistics has 3.4 million square feet of warehousing space located in Pennsylvania, North Carolina and Texas. 1999 operating revenues totaled $37.0 million.

ARNOLD TRANSPORTATION SERVICES

Arnold Transportation Services provides irregular route and dedicated truckload services in the Northeast, Southeast, Midwest and Southwest regions of the United States. 1999 operating revenues totaled $175.6 million.

FINANCIAL SUMMARY
(dollars in thousands except per share data)

                                      1999          1998       Change

Revenues                            $428,231     $403,721       6.1%

Net Income                          $34,654      $35,116       -1.3%

Net Income Per Share (Basic)        $1.40        $1.37          2.2%

Shareholders' Equity                $248,182     $226,400       9.6%

Total Assets                        $345,743     $320,111       8.0%

Return on Average
  Shareholders' Equity              14.6%        15.8%         -1.2%

CONTENTS
      1    Letter to Shareholders
      2    New Penn Motor Express
      4    Arnold Logistics
      6    Arnold Transportation Services
      8    Consolidated Five-Year
                 Statistical Summary
      9    Consolidated Balance Sheets
     10    Consolidated Statements of Income
     10    Consolidated Statements of
                 Shareholders' Equity
     11    Consolidated Statements of Cash Flows
     12    Notes to Consolidated
                 Financial Statements
     17    Report of Independent Accountants
     18    Quarterly Performance
     18    Price Range Common Stock
     19    Management's Discussion and
                 Analysis of Financial Condition
                 and Results of Operations
     22    Eleven-Year Financial Summary
     24    Board of Directors and
                 Shareholder Information

To Our Shareholders:

Arnold Industries achieved record revenues of $428 million in 1999, an increase of 6%. Basic earnings per share rose to a record $1.40, an increase of $.03 compared to 1998. During the past three years, we have purchased over 2 million shares of Arnold Industries stock in open-market transactions as part of our share repurchase program.

Although we strongly believe our stock represents an excellent value, your Board shares the sentiments of many stockholders that it has been disappointing, if not frustrating, to have the trucking sector, and Arnold Industries in particular, miss the recent bull market. The shares of companies like Arnold Industries (dividend-paying, profitable, stable companies, commonly called "value stocks") have largely been overlooked in recent years while high revenue growth technology companies have been the darlings of Wall Street. At the same time, we also recognize that the modest growth in earnings at Arnold Industries in recent years is reflected in the current share price. However, as noted below and elsewhere in this report, there were many positive developments at each of our companies in 1999 that position the company for improved earnings in the future.

New Penn continued its record of stellar performance with revenues and operating income increasing 6% and 4%, respectively. The operating ratio was an outstanding 79.2. New Penn had a strong finish. Fourth quarter revenues grew 13% as the company was able to capitalize on the demise of a competitor without sacrificing margins. The outstanding operations team at New Penn continues to produce a very high quality product while maintaining efficiencies that position the company among the low-cost producers of regional LTL transportation. Equally important is New Penn's success in raising the standard of LTL service in the Northeast. Improvements that combine even faster service with information technology and the Internet position the company for continued success.

Arnold Transportation Services successfully addressed several challenges during the year. The company bounced back from a potentially significant change in a key source of revenue to end the year with modest growth. The company increased recruiting efforts to deal with the shortage of drivers. Rising fuel costs dealt a blow to margins, which remain unsatisfactory. Unfortunately, rising fuel costs are expected to be a very significant issue through the first quarter of 2000. Margin improvement and a commitment to secure dedicated operations are the highest priorities at Arnold Transportation.

Exciting developments at Arnold Logistics resulted in a 26% increase in revenues. The growth was primarily in the areas of order fulfillment, reverse logistics and distribution services. Arnold Logistics is becoming a leader in e-commerce fulfillment and reverse logistic services. Start-up costs associated with the growth and e-commerce service developments resulted in flat earnings for the year. We plan to more than double the revenues at Arnold Logistics in the next two years. Fully integrated fulfillment services that meet the needs of e-commerce clients are an important source of future revenues. We are aggressively pursuing acquisitions in new geographic markets. The future growth curve we have planned for Arnold Logistics is expected to support a larger contribution to earnings in the years ahead.

As always, we appreciate the continued support of our shareholders, the business of our loyal customers and the dedicated efforts of the thousands of employees at each of our operating units. The new century presents us with opportunity as well as substantial challenge. Our industry is no longer just trucking, it is part of the revolution in logistics. We are continuously refining our service offerings to meet the ever-changing needs of our customers through the unique and combined expertise of our three divisions.

Sincerely,

/s/ E. H. Arnold


E. H. Arnold
Chairman, President and CEO
March 1, 2000

NEW PENN MOTOR EXPRESS

Overview

New Penn Motor Express is a next-day regional less-than-truckload (LTL) carrier of general commodities. The Company operates 23 terminal facilities serving the twelve Northeastern United States, the Province of Quebec and the Commonwealth of Puerto Rico. New Penn also provides service to portions of the Midwest, the Southeastern United States and Ontario, Canada through partnerships with other high-service regional carriers.

Industry Leading Financials

In 1999, New Penn achieved record revenues of $215.6 million, an increase of 6%, and record operating income of $44.8 million, an increase of 4%.
Operating revenues grew stronger throughout the year, and New Penn finished the year with an excellent fourth quarter when revenues increased 13% and operating income increased 5%. For the year 1999, New Penn should once again lead the industry in operating profit margins through an outstanding operating ratio of 79.2.

Service Improvements

New Penn has long had a reputation of superior service and a culture of continuous improvement. 1999 was no exception as the company received several awards for service quality including being named "LTL Core Carrier of the Year" by The Home Depot. Several new records for service excellence were established including on-time service and cargo claims. During the year, 99.82% of shipments were delivered claim-free and the claims ratio was reduced to .3% indicating only three tenths of 1% of revenues were paid back to shippers to settle cargo claims.

In response to customers' ever-increasing need for faster transit times, New Penn improved the service standards in several traffic lanes from second-day to next-day. These improvements brought the overall performance to 95% of shipments being delivered next-day. At the same time, the company recognized that customers also prefer to receive shipments as early in the day as possible. With that in mind, the company undertook a company-wide service improvement project. The results have been impressive with the company now delivering nearly 70% of shipments before noon.

Integrated Information Technology

On-board Computers

New Penn is a leader in the use of information technology to maximize operational efficiencies. The major initiative during 1999 was the continued implementation of on-board computers. On-boards are now installed in 75% of New Penn's tractor fleet.

By year-end 2000, this technology will be utilized in all but two facilities where rural and mountainous conditions make the application impractical at this time. What makes New Penn's on-board computer implementation unique is its integration with the computerized pickup and delivery dispatch system that is already in use throughout the New Penn network. On-boards provide improved communication between the driver and dispatcher.

Internet Applications

In 1999, the company made significant progress in its use of the Internet for customer applications by integrating its advanced internal information systems with the World Wide Web to give customers greater visibility of their shipments. By linking the web site to the dispatch system and on-board computers, customers get up-to-the-minute delivery status information on their
shipments without calling the company.   Through a secure area of the web
site, customers can also create reports of their shipping activity, review freight charges and request shipping documents.

During the first quarter of 2000 several enhancements to the site were introduced including customer specific rate quotes and pickup entry. The pickup entry feature permits customers to enter a request for pickup directly into the dispatch system eliminating the need for an employee to take the call and enter the information. The web site address is www.newpenn.com.

Safety, Facilities and Equipment

During 1999, 17 additional drivers surpassed one million miles without a DOT chargeable accident. Further, three employees achieved two million accident-free miles. The company is extremely proud of the safety accomplishments of its employees. A total of 57 drivers now have driven over 1 million accident-free miles.

New Penn continues to use its financial stability to invest for the future. Newly renovated facilities in the Philadelphia and Boston areas were opened in 1999 to expand capacity and improve efficiency. Six other facilities are at various stages of land acquisition, construction or renovation. The company also invested in 95 new tractors and 58 new trailers in 1999 to ensure a modern, reliable, cost-effective fleet.

The investments made in service improvements, technology, facilities and equipment in 1999 ensure the company is well-positioned to efficiently meet customer needs in the future.

ARNOLD LOGISTICS

Overview

Arnold logistics is a provider of fulfillment and logistic services. With nearly 800 dedicated employees, over 3.4 million sq. ft. of warehousing space and a full range of services, Arnold Logistics is well-positioned to meet the dynamic logistics challenges facing customers today. Facilities are located in Pennsylvania, Texas and North Carolina. Arnold Logistics provides award-winning service and was recently recognized by the Quaker Oats Company and by the Coors Brewing Company for outstanding distribution services in 1999. Services provided include:

Fulfillment - e-commerce and catalog order management, invoicing, warehousing, small parcel shipping, order and inventory reporting. Arnold Logistics provides unique fulfillment services for the e-commerce customer such as same day shipping, peak order volume management and even gift wrapping. An important component of comprehensive fulfillment service is Call Center Management which includes Internet order administration, catalog order management, customer service, credit card processing, integrated managed chat, reporting and email.

Contract Packaging - custom sortation, automated high-speed shrink-wrapping and banding, collating, carton assembly, UPC and date coding.

Distribution - integrated warehousing, shipping and transportation services, including climate controlled facilities and insulated trailers.

Reverse Logistics - comprehensive returns processing from receiving to warehousing and reshipping plus sorting, inspection and refurbishment.

Financials

Arnold Logistics posted record revenues of $37.0 million in 1999, an increase of 26%. The growth was primarily in the areas of order fulfillment, reverse logistics and distribution services at the new facilities in Lancaster, PA. Operating income was unchanged at $5.5 million reflecting significant start-up costs associated with the new e-commerce and fulfillment services. Fourth quarter operating income increased 3% compared to the prior year.

Investing in the Future

The strategy at Arnold Logistics is to utilize the extensive experience gained during the past 24 years in the traditional services of distribution, warehousing and contract packaging as a stable platform from which to grow in the new e-commerce and reverse logistics markets. Growth in all service areas reduces risk and improves the company's flexibility to customize solutions to the needs of each customer. Unlike many other e-commerce fulfillment companies, Arnold Logistics provided to its clients high levels of service throughout the peak-volume fourth quarter holiday shipping period. Arnold Logistics maintained its commitment to premium e-commerce fulfillment services. Such premium service is at the heart of the Arnold Logistics strategy to support dynamic e-commerce growth in the future. Premium service is also the company's greatest sales tool. Two large fulfillment projects became operational in the second half of 1999. To support future growth, investments will continue to be made in information technology, facilities and people.

Information Technology

Recent investments in information technology include automated product sorting equipment for accuracy and speed in order fulfillment. Call center management and service systems were enhanced including expansion of Internet access and managed Internet chat with reporting and Internet email capabilities. Systems that forward computer reports through the Internet improve customer communications and reduce operating costs. Development of a new modular order management and warehouse management system has begun that will allow future applications to be implemented seamlessly. This system is being designed to increase flexibility and system capabilities while minimizing the cost and time required to implement new system features. The computerized answering system is being enhanced to ensure uninterrupted service 24 hours per day, seven days per week.

Facilities

During 1999, Arnold logistics began operation of a 562,000 sq. ft. company-owned warehouse in Lancaster, PA. The company invested over $2 million in equipment for the Lancaster facility including a highly automated sorter using barcode scanning to process orders. The company also increased its leased space in Central Pennsylvania by 100,000 sq. ft. and added a 240,000 sq. ft. facility in Dallas, TX in 1999.

People

Project management staff is now being dedicated to assist clients in managing projects through the start-up phase and expanding their existing operations with Arnold Logistics. Resources have been doubled in the past year to aid in the support and development of information systems. Executive staff has been enhanced to provide the management structure needed. Arnold Logistics has been a leader in hiring and training people who reflect the diversity of today's workplace including refugees from Bosnia and Viet Nam.

ARNOLD TRANSPORTATION SERVICES

Overview

Arnold Transportation Services provides irregular route, multi-stop and dedicated truckload services in the Northeast, Southeast, Midwest and Southwest regions of the United States. The Company is headquartered in Jacksonville, FL and operates eleven service centers. Arnold Transportation Services has a significant presence in the beverage, consumer products and retail industries.

Financial Results

Arnold Transportation Services achieved record revenues of $175.6 million in 1999, a 2% increase from the previous year. Operating income for the year was $5.9 million, a decrease of 18%, however, in the fourth quarter operating income increased 6%. Diesel fuel costs, a key cost component, rose throughout the year and had a negative impact on operating income.

Market Developments

Arnold Transportation made a significant move away from reliance on third-party brokerage agreements as a source of revenue in 1999. Although this had a negative impact on revenue growth in 1999, long-term, this change positions the company to better control future revenue streams. Direct contact with key national account customers resulted in partnership opportunities, improved account penetration and significant growth at those accounts in 1999. New contracts for dedicated service secured in 1999 will also be a source of future revenue growth.

Several national account customers recognized Arnold Transportation for outstanding customer service and on-time delivery including Appleton Paper and Best Buy. Special recognition was given to the company and several customer service representatives as The Home Depot named the company "Truckload Carrier of the Year" at the Import Distribution Center in Savannah, Ga.

An area of strategic focus for Arnold Transportation in 1999 was development of the Midwest region. Revenues on business to and from the region grew by over 50%. This growth helped the company reduce its empty miles as a percentage of all miles. The overall revenue per tractor also improved. While the company continues to grow in the interregional markets, the average length of haul in 1999 was 356 miles reflecting the regional roots of the company.

Driver Recruitment

The shortage and turnover rate of truck drivers continued to be an issue throughout the industry and at Arnold Transportation in 1999. The company made progress recruiting drivers in St. Louis to support the

Midwest market expansion. In June, the company introduced "Super Driver", an audio cassette series to help keep drivers informed of company developments in an interesting and entertaining fashion. The company also began utilizing the World Wide Web as a tool for driver recruitment. Arnold Transportation is relying more heavily on owner-operators as their numbers increased by 17% in 1999. Part of the growth in owner-operators came from a special program whereby 59 company drivers purchased and financed tractors through the company.

Safety, Facilities and Equipment

Another industry-wide issue on which Arnold Transportation is making progress is safety. The company decreased the frequency of preventable accidents by 13% and reduced the rate of lost-time injuries by 15%.

The company continued to review its network of terminal and maintenance facilities following the merger of the three former truckload subsidiaries. The Greensboro, NC terminal was closed in June. In Charlotte, the maintenance facility was closed and the terminal is scheduled to close in March 2000.

The company reduced the average age of the tractor fleet to 2.1 years. This represents a reduction of over one third in the past year. The benefits are in higher service reliability, lower maintenance costs and in driver recruiting as new units are equipped with the latest in "driver-friendly" features. Over 330 new tractors were purchased in 1999. With this major update of the fleet, a significant reduction in capital expenditures is expected in 2000. The trailer fleet was expanded 5% in 1999 to provide modern 53' trailers for customers. Nearly 85% of the fleet is now comprised of 53' and 57' high cube trailers. The company increased its use of satellite tracking units by 33% in 1999 and now all linehaul tractors are equipped with the technology. Maintenance costs per mile were reduced by 8% compared to the prior year.

Information Technology Systems

New operations management systems were designed and implemented to monitor out-of-route mileage, fuel economy and tractor utilization. New Internet applications were developed for load tendering with key customers and development of the Arnold Transportation web site (www.arnoldtransportation.com). Market development efforts were supported through the implementation of a software package for customer relationship management to be used by the sales force and customer service representatives. Improved marketing reports to manage key accounts were also implemented.

Progress was made on many fronts in 1999 to support improved growth of revenues and earnings at Arnold Transportation.

              ARNOLD INDUSTRIES CONSOLIDATED FIVE-YEAR SUMMARY
               (dollars in thousands except per share data)

                         1999       1998       1997       1996         1995
 Operating Revenues     428,231     403,721     383,165    356,335    330,136
 Net Income              34,654      35,116      32,210     25,409     30,501
 Net Income Per
   Share                   1.40        1.37        1.23        .95       1.15

 Operating Revenues by Service

 Less-than-Truckload    215,609    202,910      203,299    181,871    167,057
 Truckload              175,599    171,366      153,712    151,926    144,534
 Fulfillment
   & Logistics           37,023     29,445       26,154     22,538     18,545


CONSOLIDATED BALANCE SHEETS
as of December 31, 1999 and 1998 (dollars in thousands)


 ASSETS                                        1999            1998
 Current assets:
   Cash and cash equivalents               $  16,231          $19,433
   Marketable securities                       2,105            4,849
   Accounts receivable:
     Trade (less allowance for doubtful
        accounts of $1,471 and $1,184)        49,607           39,555
     Officers and employees                      204              604
   Notes receivable, current                   1,358              874
   Deferred income taxes                       4,258            6,263
   Prepaid expenses and supplies               7,464            7,458
   Refundable income taxes                       -                707
     Total current assets                     81,227           79,743

 Property and equipment, at cost:
   Land                                       20,443           17,691
   Buildings                                 108,465           88,206
   Revenue and service equipment             224,500          213,524
   Other equipment and fixtures               45,287           34,337
   Construction in progress                    3,106           16,400
                                             401,801          370,158
   Accumulated depreciation                  157,028          149,459
     Total property and equipment            244,773          220,699

 Other assets:
   Goodwill, net of accumulated
     amortization of $2,876 and $2,592         8,018            8,303
   Investments in limited partnerships         8,595            9,120
   Notes receivable, long-term                 1,755            1,091
   Cash value of life insurance, net             928              875
   Other                                         447              280
     Total other assets                       19,743           19,669
                                            $345,743         $320,111
LIABILITIES AND SHAREHOLDERS' EQUITY

 Current liabilities:
   Notes payable                            $ 24,830         $ 15,864
   Accounts payable, trade                    10,789           10,352
   Estimated liability for claims              4,302            5,079
   Salaries and wages                          3,809            3,387
   Accrued vacation                            6,039            5,889
   Accrued expenses - other                    4,059            4,041
   Income taxes payable                        1,297                -
     Total current liabilities                55,125           44,612
 Other long-term liabilities:
   Estimated liability for claims              2,646           10,714
   Deferred income taxes                      37,710           35,307
   Notes payable                                 192            1,310
   Other                                       1,888            1,768
     Total other long-term liabilities        42,436           49,099
 Commitments and contingencies (Note 11)
 Shareholders' equity:
   Common stock, par value $1.00;
    authorized 100,000,000 shares;
    29,942,628 issued in 1999 and 1998        29,942           29,942
   Paid-in capital                             1,585              658
   Retained earnings                         256,161          232,418
                                             287,688          263,018
   Less treasury stock, at cost -
    5,277,302 and 5,123,476 shares in
    1999 and 1998, respectively              (39,506)         (36,618)
     Total shareholders' equity              248,182          226,400
                                            $345,743         $320,111

    The accompanying notes are an integral part of the
    consolidated financial statements.


CONSOLIDATED STATEMENTS OF INCOME
for the years ended December 31, 1999, 1998 and 1997
(dollars in thousands, except per share data)

                                         1999       1998       1997
 Operating revenues                    $428,231     $403,721    $383,165
 Operating expenses:
   Salaries, wages and
     related expenses                   198,079      190,629     187,439
   Supplies and expenses                 53,428       52,229      59,387
   Operating taxes and licenses          10,683        9,793       9,342
   Insurance                             11,328        9,101       7,471
   Communication and utilities            6,263        5,615       5,247
   Purchased transportation              57,856       46,406      29,650
   Rental of buildings, revenue
     equipment, etc., net                 2,032        1,145       1,715
   Depreciation and amortization         31,892       30,585      29,133
   Miscellaneous                            827        2,021       2,865
          Total operating expenses      372,388      347,524     332,249
          Operating income               55,843       56,197      50,916
 Other expense - net, including
     interest income of $1,250,
     $1,674 and $1,605                   (1,000)        (355)        (27)
          Income before income taxes     54,843       55,842      50,889
 Income taxes                            20,189       20,726      18,679
          Net income                   $ 34,654     $ 35,116    $ 32,210
 Per share amounts
   Basic                               $   1.40     $   1.37    $   1.23
   Diluted                             $   1.39     $   1.36    $   1.22


CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
for the years ended December 31, 1999, 1998 and 1997
(dollars in thousands, except per share data)
                               Common    Paid-in    Retained    Treasury
                               Stock     Capital    Earnings    Stock
 Balance - December 31, 1996  $ 29,942    $  209    $187,923     $ (8,927)
   Net income                        -         -      32,210            -
   Distribution of treasury
    stock due to exercise of
    stock options                    -       274           -          203
   Purchase of treasury stock        -         -           -      (13,065)
   Cash dividends paid
    ($.44 per share)                 -         -     (11,516)           -

 Balance - December 31, 1997    29,942       483     208,617      (21,789)
   Net income                        -         -      35,116            -
   Distribution of treasury
    stock due to exercise of
    stock options                    -       175           -          213
   Purchase of treasury stock        -         -           -      (15,042)
   Cash dividends paid
    ($.44 per share)                 -         -     (11,315)           -

 Balance - December 31, 1998    29,942       658     232,418      (36,618)
   Net income                        -         -      34,654            -
   Distribution of treasury
    stock due to exercise of
    stock options                    -       927           -          292
   Purchase of treasury stock        -         -           -       (3,180)
   Cash dividends paid
    ($.44 per share)                 -         -     (10,911)           -

 Balance - December 31, 1999  $ 29,942   $ 1,585    $256,161     $(39,506)

      The accompanying notes are an integral part of the
      consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
for the years ended December 31, 1999, 1998 and 1997
(dollars in thousands)
                                             1999       1998       1997
 Cash flows from operating activities:
   Net income                              $ 34,654     $ 35,116    $ 32,210
   Adjustments to reconcile net
    income to net cash provided by
    operating activities:
   Depreciation and amortization             32,406       31,099      29,636
   Gain on disposal of property
    and equipment                            (1,723)      (2,096)       (588)
   Equity in earnings of limited
    partnerships                                 (7)         (33)        (33)
   Provision for deferred taxes               4,408        3,858       1,740
   Net loss on investments                        1            5          24
   Changes in operating assets and
    liabilities:
     (Increase) decrease in accounts
      receivable                             (9,652)         267      (9,777)
     (Increase) in prepaid expenses
      and supplies                               (6)      (2,996)       (698)
     Increase in accounts payable, trade        437          197         823
     Increase (decrease) in income taxes
      payable/refundable                      2,004         (130)     (1,034)
     (Decrease) increase in estimated
      liability for claims                   (8,845)      (4,393)         45
     Increase (decrease) in accrued
      expenses                                  590         (128)      2,132
     Other, net                                 120          114         122
          Net cash provided by
          operating activities               54,387       60,880      54,602

 Cash flows from investing activities:
   Proceeds from sale of investment
    securities                                4,376        5,604      19,075
   Purchase of investment securities         (1,633)        (672)     (6,967)
   Proceeds from disposition of property
    and equipment                            12,148        8,655       5,649
   Purchase of property and equipment       (68,412)     (54,240)    (39,760)
   Capital contributions in limited
    partnerships                             (1,073)      (1,489)     (1,587)
   Distributions from limited
    partnerships                                 18           16          46
   Increase in cash value of life
    insurance                                   (53)         (71)       (274)
   Repayment on loans to employees            1,158          185           -
   Other, net                                  (167)          29         (34)

          Net cash used in investing
          activities                        (53,638)     (41,983)    (23,852)
 Cash flows from financing activities:
   Proceeds from employee stock options
    exercised                                 1,219          388         476
   Cash dividends paid                      (10,911)     (11,315)    (11,516)
   Proceeds from short-term debt              8,934            -           -
   Principal payments on short-term debt       (13)            -         156
   Purchase of treasury stock               (3,180)      (15,042)    (13,065)

          Net cash used in financing
          activities                        (3,951)      (25,969)    (23,949)

          (Decrease) increase in cash
          and cash equivalents              (3,202)       (7,072)      6,801

 Cash and cash equivalents at beginning
 of year                                    19,433        26,505      19,704

 Cash and cash equivalents at end
 of year                                  $ 16,231      $ 19,433    $ 26,505

 Supplemental disclosures of cash
 flow information:
   Cash paid during the year for:
          Interest                        $  1,315      $  1,173    $  1,373

          Income taxes                    $ 14,162      $ 17,029    $ 17,971


      The accompanying notes are an integral part of the
      consolidated financial statements.


<PAGE
>NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(dollars in thousands, except per share data)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business:
The Company operates in the motor carrier industry, principally in the Eastern United States. Revenues are mainly generated from less-than-truckload hauling, truckload hauling, and warehouse/ logistics services.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Arnold Industries, Inc. and all of its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

Revenue Recognition
In accordance with industry practice, revenues from less-than-truckload hauling are allocated between reporting periods based on relative transit time in each reporting period with expenses recognized as incurred, and revenues from truckload hauling are recognized when the shipment is completed with expenses recognized as incurred. Revenues for warehouse/distribution services are recognized as the related services are rendered and associated costs incurred.

Cash and Cash Equivalents
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Marketable Securities
At December 31, 1999 and 1998, marketable equity and debt securities have been categorized as available for sale and as a result are recorded at fair value. Realized gains and losses on the sale of securities are recognized using the specific identification method and are included in other income in the consolidated statements of income. Quoted market prices are used to determine market value.

Concentrations of Credit Risk
Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, marketable securities, and trade accounts receivable. The Company places its cash and cash equivalents with high credit financial institutions, and limits the amount of credit exposure to any one financial institution. The Company's marketable securities consist principally of U.S. Government securities, municipal bonds, and equity securities. These securities are subject to minimal risk. Concentrations with respect to trade receivables are limited due to the large number of customers comprising the Company's customer base, and their dispersion across many different industries and geographies.

Property and Equipment
The Company depreciates the cost, less estimated residual value, of revenue equipment and other depreciable assets principally on the straight-line basis over their estimated useful lives. The estimated useful lives used in computing depreciation on the principal classifications of property and equipment are as follows:

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

In 1999 and 1998, certain revenue equipment was sold to employees for $2,164 and $2,150 in interest bearing notes with established repayment terms. Land was also sold in 1999 in return for a $142 mortgage loan. These have been treated as a non-cash transactions on the 1999 and 1998 consolidated statements of cash flows.

Goodwill
The excess of the cost of investments in subsidiaries over the fair market value of net assets acquired is shown as goodwill, which is being amortized on a straight-line basis over a maximum period of 40 years. The Company's policy is to record an impairment loss against the net unamortized cost in excess of net assets of businesses acquired in the period when it is determined that the carrying amount of the asset may not be recoverable. At the end of each quarter, management assesses whether there have been any significant events or significant changes in the environment in which the business operates that would indicate expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset.

Investments in Limited Partnerships
The Company's investments in low-income housing limited partnerships reflect their cash investment plus the present value of required future contributions net of amortization of any excess of cost over the estimated residual value.

Use of Estimates
The preparation of the Company's financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
In accordance with Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS 109), deferred income taxes are accounted for by the liability method, wherein deferred tax assets or liabilities are calculated on the differences between the bases of assets and liabilities for financial statement purposes versus tax purposes (temporary differences) using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax expense in the consolidated statements of income is equal to the sum of taxes currently payable plus an amount necessary to adjust deferred tax assets and liabilities to an amount equal to period-end temporary differences at prevailing tax rates.

Treasury Stock
Treasury stock is carried at cost, determined by the first-in, first-out method.

On March 22, 1997, the Board of Directors authorized management to repurchase up to 1,000,000 shares of common stock through open market purchases. The Board of Directors subsequently increased the authorization by 1,000,000 shares on

February 27, 1998 and December 28, 1998, respectively. During 1999 and 1998, the Company purchased 263,300 and 1,182,400 shares, respectively, of its common stock at an aggregate cost of $3,180 and $15,042, respectively.

Options for Common Stock
The Company uses the intrinsic value based method to account for options granted for the purchase of common stock. No compensation expense is recognized on the grant date since, at that date, the option price equals the market price of the underlying common stock. The Company discloses the pro-forma effect of accounting for stock options under the fair value method.

Earnings Per Share
Basic earnings per share is calculated using the average shares of common stock outstanding while diluted earnings per share reflects the potential dilution that could occur if stock options were exercised. The following is a reconciliation of the average shares of common stock used to compute basic earnings per share to the shares used to compute diluted earnings per share as shown on the consolidated statements of income:

                               1999            1998            1997
 Net Income                $    34,654     $    35,116     $    32,210
 Basic weighted average
   shares outstanding       24,801,592      25,668,457      26,172,232
 Dilutive effect of stock
   options                     200,694         133,352         334,263

 Diluted weighted
   average shares
   outstanding              25,002,286      25,801,809      26,506,495
 Basic earnings per
   share                         $1.40           $1.37           $1.23
 Diluted earnings per
   share                         $1.39           $1.36           $1.22


During 1999 and 1998, stock options to purchase 175,000 and 200,000 shares of common stock at $18.56 per share were outstanding, but were not included in the computation of diluted earnings per share because the stock options' exercise price was greater than the average market price of the common stock.

Comprehensive Income
Comprehensive income is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company has determined that net income is its only component of comprehensive income.

New Accounting Standards Not Yet Adopted
In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133), with an amended effective date for fiscal years beginning after June 15, 2000. SFAS 133 requires that an entity recognize all derivative instruments as either assets or liabilities on its balance sheet at their fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction, and, if it is, the type of hedge transaction. It is not anticipated that the adoption of SFAS 133 will have a material effect on the financial position or results of operations of the Company.

2. Marketable Securities

The cost and market value of investment securities at December 31, 1999 and 1998 follows:

                                      1999                   1998
                                     Market                 Market
                                Cost      Value         Cost     Value
 U.S. treasury securities     $   103     $   103     $   102   $    102
 Municipal bonds                1,000       1,000       3,730      3,731
 Equity securities              1,000       1,000       1,000      1,004
 Accrued interest receivable        2           2          12         12
     Total                    $ 2,105     $ 2,105     $ 4,844    $ 4,849


The net gain (loss) on marketable securities recorded during the years ended 1999, 1998 and 1997 amounted to $(1), $(5) and $(24), respectively.

The debt securities available for sale at December 31, 1999 all mature within one year of the balance sheet date.

3. Notes Payable

The Company has unsecured working capital lines of credit with maximum borrowings of $65,000 for 1999 and $31,500 for 1998 of which $23,711 and $14,790 was outstanding at December 31, 1999 and 1998, respectively. Borrowings under these agreements bear interest at fixed rates quoted by the bank at the time of borrowing. The current interest rate on the outstanding balance was 6.60%.

In connection with its investments in low income housing limited partnerships, the Company is required as of December 31, 1999 to make additional contributions over the next two years as follows: 2000, $1,189; and 2001, $200. The additional contributions of $1,389 were discounted to $1,311 using the Company's incremental borrowing rate of 6%. Management anticipates that the cash flow from the tax credits generated by these investments will approximate the additional contributions during this period.

4. Leases

During 1999, the Company leased certain property under noncancelable operating leases. Rental expense under such operating leases was $2,629 in 1999.

Future minimum lease payments under operating leases with noncancelable terms are:

     2000                    $       988
     2001                    $       988
     2002                    $     1,011
     2003                    $     1,068
     2004                    $     1,073
     After 2004              $     4,897

5. Stock Option and Stock Purchase Plans

Stock Option Plan
The Company has a 1987 and 1997 stock option plan which provides for the granting of options to purchase shares of the Company's stock to certain executives, employees, consultants, and directors. The 1987 stock option plan expired on March 31, 1997 and was replaced by the 1997 stock option plan effective April 1, 1997. No new options can be granted under the 1987 stock option plan.

Under the 1997 stock option plan, options to acquire up to 2,000,000 shares of Company stock may be granted to executives, employees, consultants and directors of the Company. Options under both plans carry various restrictions. Under the plans, certain options granted to employees will be incentive stock options within the meaning of Section 422A of the Internal Revenue Code and other options will be considered nonqualified stock options. Both incentive stock options and nonqualified stock options may be granted for no less than market value at the date of grant. Options are exercisable three months from the date of grant if the employee is age 55 or older; otherwise they are exercisable five years from the date of grant. The options expire no later than ten years after the date of grant. Also, no employee may participate in the incentive stock option plans if immediately after the grant he or she would directly or indirectly own more than 10% of the stock of the Company.

Transactions and other information relating to the 1987 and 1997 stock option plans for the three years ended December 31, 1999 are summarized below:

                                   Stock Option Plans
                                                       Weighted
                                                       Average
                                                       Fair Value
                                          Weighted     of Options
                                          Average      Granted
                                          Exercise     During
                              Shares      Price        the Year
 Balance, outstanding -
     December 31, 1996      1,053,734     $   11.84
     Options granted          526,500     $   18.41     $5.09
     Options exercised        (76,268)    $    6.24
     Options expired          (72,600)    $   14.19
 Balance, outstanding -
     December 31, 1997      1,431,366     $   14.43
     Options granted          642,500     $   12.21     $3.20
     Options exercised        (79,366     $    4.89
     Options expired         (336,400)    $   18.20
 Balance, outstanding -
     December 31, 1998      1,658,100     $   13.27
     Options granted          310,950     $   11.19     $3.67
     Options exercised       (109,472)    $   11.13
     Options expired          (63,078)    $   15.19
 Balance, outstanding -
     December 31, 1999      1,796,500     $   12.97
 Options exercisable -
     December 31, 1999      1,006,821     $   13.79


The following table summarizes information concerning outstanding and exercisable options at December 31, 1999.

                       Options               Options
                       Outstanding           Exercisable
                                 Weighted                Weighted
                                 Average                 Average
                 Number          Exercise      Number    Exercise
                 Outstanding     Price      Exercisable  Price

 $7.25               82,300     $ 7.25        82,300         $ 7.25
 $11.19-$14.75    1,539,200     $12.64       749,521         $13.39
 $18.56             175,000     $18.56       175,000         $18.56
                  1,796,500                1,006,821


On October 15, 1998, 2,500 stock options granted in 1998 and 325,500 stock options granted in 1997 for $15.00 per share to $21.75 per share were canceled and reissued at $12.19 per share. The reissued stock options are considered newly granted options under the provisions of the 1997 stock option plan.

The Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below if compensation cost for the Company's stock option plan had been determined based on the fair value at the grant date for awards in accordance with the provisions of SFAS No. 123.

                 1999                 1998                  1997

              As         Pro         As         Pro        As         Pro
           Reported     Forma     Reported     Forma     Reported    Forma
 Net
  income   $34,654     $34,130     $35,116     $34,796    $32,210    $30,917
 Basic
  earnings
  per
  share    $  1.40     $  1.38     $  1.37     $  1.36    $  1.23    $  1.18
 Diluted
  earnings
  per
  share    $  1.39     $  1.37     $  1.35     $  1.35    $  1.22    $  1.17


The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998, and 1997; dividend yield of 3.00%; expected volatility of 34.3%, 29.10% and 27.00%, respectively; risk-free interest rate of 6.23%, 4.55% and 6.22%, respectively; and expected life of 6 years.

Stock Purchase Plan
The Company maintains a stock purchase plan which is available to all eligible employees. Under the plan, subscriptions of each subscribing employee are remitted to a custodian for investment in the common stock of the Company.

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

6. Income Taxes

Consolidated income tax expense consists of the following:

                                      1999      1998       1997
 Currently payable:
   Federal                         $12,860     $13,670    $13,803
   State                             2,921       3,198      3,136
                                    15,781      16,868     16,939
 Deferred:
   Federal                           3,707       3,096      1,272
   State                               701         762        468
                                     4,408       3,858      1,740
     Total income tax expense      $20,189     $20,726    $18,679


The effective income tax rates of 36.8% in 1999, 37.1% in 1998 and 36.7% in 1997 differ from the federal statutory rates for the following reasons:

                                       1999        1998       1997
 Statutory federal income
     tax rate                           35.0%       35.0%      35.0%
 State income taxes, net of
     federal income tax benefit          4.3         4.6        4.6
 Tax-free investment income
     and other                          (2.5)       (2.5)      (2.9)
                                        36.8%       37.1%      36.7%

Deferred tax liabilities (assets) are comprised of the following at December 31:

                                                1999       1998
 Property and equipment, principally
   due to differences in depreciation          $37,830    $35,262
 Limited partnership investments,
   principally due to differences
   in tax basis                                  1,672       1,571
 Other                                             704         370
     Gross deferred tax liabilities             40,206      37,203
 Estimated liability for claims, prin-
   cipally due to differences in
   timing of recognition of expense             (1,555)     (3,719)
 Vacation liability, principally due to
   differences in timing of recognition
   of expense                                   (2,145)     (2,092)
 Allowance for bad debts, principally
   due to differences in timing of
   recognition of expense                         (587)       (472)
 Deferred compensation, principally
   due to differences in timing of
   recognition of expense                         (762)       (867)
 Other                                          (1,705)     (1,009)
     Gross deferred tax assets                  (6,754)     (8,159)
                                               $33,452     $29,044

7. Pension and Other Postretirement Benefit
   Plans

The Company offers a supplemental defined benefit pension plan for certain key officers and employees. The following summarizes the obligations, assumptions, and activity of the defined benefit pension plan as of and for the years ended December 31:

                                                1999      1998
 Change in benefit obligation
   Benefit obligation at beginning of year     $1,768     $1,654
   Service cost                                    62         57
   Interest cost                                  111        104
   Amortization of unrecognized
    transition asset                               (6)        (6)
   Benefits paid                                  (47)       (41)
   Benefit obligation at end of year           $1,888     $1,768


The supplemental defined benefit pension plan is unfunded. The Company has recorded a liability for all benefit obligations.

                                                  1999      1998
 Discount rate                                     6.50%     6.75%
 Rate of compensation increase                     0.00%     0.00%

                                        1999          1998         1997
 Components of net periodic
   benefit cost
    Service cost                         $ 62          $ 57         $ 50
    Interest cost                        $111          $104         $102
    Amortization of unrecognized
     net transition asset                $ (6)         $ (6)        $ (6)
       Net periodic benefit cost         $167          $155         $146


In addition to the above defined benefit plan, the Company also has a trusteed profit sharing plan, a 401(k) plan for employees meeting certain eligibility requirements and participates in several multi-employer pension plans. The Company contributed $1,569, $1,443 and $1,452 to the profit sharing plan, $329, $568 and $591 to the 401(k) plan and $10,781, $9,841 and $9,449 to the multi-employer pension plans for 1999, 1998, and 1997, respectively.

8. Segment Information

The Company reports information about its operating segments according to the "management approach." The management approach is based on the way management organizes the segments within the enterprise for making operating decisions and assessing performance. The Company's reportable segments are identified based on differences in products and services.

The Company's reportable segments are: less-than-truckload hauling, truckload hauling, and warehousing/logistics services. The less-than-truckload hauling segment provides next day service in the Northeast region of the United States. The truckload hauling segment provides irregular route and dedicated services throughout the eastern, midwestern, and southwestern regions of the United States. The warehousing/logistics services segment specializes in integrated distribution services, order fulfillment, and contract packaging services in Pennsylvania and Texas.

The measurement basis of segment profit or loss is operating income. No single customer represented 10% or more of the Company's sales during 1999, 1998, and 1997.

The following tables present information about reported segments for the years ending December 31:

                                                    Ware-
                        Less-than-                  housing/     Segment
                        truckload     Truckload     Logistics    Total
 1999
 Operating
   revenues               $215,609     $175,599     $ 37,023    $428,231
 Operating income         $ 44,775     $  5,851     $  5,460    $ 56,086
 Total assets             $161,511     $159,005     $ 50,541    $371,057
 Depreciation and
   amortization           $ 10,969     $ 17,822     $  2,678    $ 31,469
 Purchase of
   property and
   equipment              $ 14,327     $ 37,712     $ 15,869    $ 67,908

 1998
 Operating
   revenues               $202,910     $171,366     $ 29,445    $403,721
 Operating income         $ 43,098     $  7,113     $  5,532    $ 55,743
 Total assets             $136,983     $157,563     $ 39,287    $333,833
 Depreciation and
   amortization           $  9,952     $ 18,435     $  2,198    $ 30,585
 Purchase of
   Property and
   equipment              $ 14,590     $ 28,295     $ 11,355    $ 54,240

 1997
 Operating
   revenues               $203,299     $153,712     $ 26,154    $383,165
 Operating income         $ 44,213     $  2,066     $  4,887    $ 51,166
 Total assets             $123,840     $155,886     $ 29,053    $308,779
 Depreciation and
   amortization           $  9,450     $ 17,661     $  2,022    $ 29,133
 Purchase of
   property and
   equipment              $ 13,111     $ 24,971     $  1,678    $ 39,760


A reconciliation of total segment operating revenues to total consolidated operating revenues, total segment operating income to consolidated net income before taxes for the years ended December 31, 1999, 1998 and 1997 and total segment assets to total consolidated assets for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                      1999         1998        1997
 Total segment operating
    revenues                         $428,231     $403,721    $383,165
 Consolidated operating
    revenues                         $428,231     $403,721    $383,165
 Total segment operating
   income                            $ 56,086     $ 55,743    $ 51,166
    Unallocated corporate
       operating income (loss)           (242)         454        (250)
      Interest income                   1,250        1,673       1,605
      Interest expense                 (1,353)      (1,173)     (1,380)
      Other                              (898)        (855)       (252)
 Consolidated net income
   before taxes                      $ 54,843     $ 55,842     $ 50,889

 Total segment assets                $371,057     $333,833     $308,779
    Unallocated corporate assets        7,206       11,380       14,765
    Elimination of intercompany
     balances                         (32,520)     (25,102)      (6,504)
 Consolidated assets                 $345,743     $320,111     $317,040


9. Fair Value of Financial Instruments

Financial instruments include cash and cash equivalents, marketable securities, investments in limited partnerships and notes payable. At December 31, 1999 and 1998, the carrying amount of cash equivalents approximates fair value because of the short-term maturity of those instruments, and the carrying value of marketable securities is fair market value. With respect to investments in limited partnerships, management has determined that the resulting carrying value approximates estimated fair market value. The fair value of the Company's obligations for contributions to limited partnerships approximates its carrying value.

The fair market value of the Company's notes payable approximates its carrying value and was based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities.

10. Transactions With Affiliates

Accounting and legal fees totaling approximately $877, $778 and $903 in 1999, 1998 and 1997, respectively, were paid or accrued to firms in which certain directors have financial interests.

11. Commitments and Contingencies

By agreement with its insurance carriers, the Company assumed liability for worker's compensation, property damage and public liability claims for claim years ending after June 30, 1998 up to $25 per occurrence, except for worker's compensation in New Jersey for the claim year ending June 30, 1999 which was $250 per occurrence. The liability for claim years ending June 30, 1998, 1997, and 1996 was sold to an outside insurance carrier for approximately $11,000. The Company's liability for claim years ending June 30, 1995 and prior is up to $1,000 for the first occurrence and up to $500 for each subsequent occurrence. The excess liability is assumed by the insurance carriers up to $50,000. In conjunction with these agreements, the Company has issued irrevocable letters of credit to guarantee future payments of claims to the insurance carriers. At December 31, 1999 and 1998, the outstanding balance of the letters of credit was $4,000.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
of Arnold Industries, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows, present fairly, in all material respects, the financial position of Arnold Industries, Inc. and its subsidiaries (the Company) at December 31, 1999 and 1998 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP

       /s/

One South Market Square
Harrisburg, Pennsylvania
March 3, 2000

QUARTERLY PERFORMANCE
(dollars in thousands, except per share data)
                   Operating             Operating              Net
                   Revenues              Income                 Income
QUARTER       1999        1998        1999       1998       1999      1998

 First      $100,306    $ 96,002     $13,099    $11,532    $ 8,193    $7,226
 Second      105,193     102,264      14,544     14,155      9,011     8,888
 Third       109,776     102,228      12,067     14,945      7,621     9,377
 Fourth      112,956     103,227      16,133     15,565      9,829     9,625
            $428,231     $403,721    $55,843    $56,197    $34,654   $35,116

                Net Income          Net Income                 Dividends
            Per Share-Basic       Per Share-Diluted            Per Share

QUARTER       1999        1998        1999        1998     1999        1998

 First       $ .33        $ .28       $ .33        $ .28    $ .11      $ .11
 Second        .36          .34         .36          .34      .11        .11
 Third         .31          .37         .30          .36      .11        .11
 Fourth        .40          .38         .40          .38      .11        .11
             $1.40        $1.37       $1.39        $1.36    $ .44      $ .44


PRICE RANGE COMMON STOCK
                    HIGH               LOW          HIGH            LOW

QUARTER                       1999                       1998

 First               16 3/4            13          18 1/8         15 1/4
 Second              16 15/16          13 3/4      17 3/4         14 3/8
 Third               16 7/16           12 3/8      15 1/2         11 5/8
 Fourth              14 27/64           8          16 11/16       12


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

Arnold Industries' 1999 operating revenues are from two operating subsidiaries:

     New Penn Motor Express, Inc. ("New Penn")
     Arnold Transportation Services, Inc. ("ATS")

New Penn is a less-than-truckload (LTL) transportation company. ATS is a truckload (TL) carrier which provides regional and interregional transportation services.

In addition to LTL and TL transportation services, Arnold Industries provides fulfillment and logistic services under the name of "Arnold Logistics," a division of ATS.

Prior to 1998, ATS's truckload operation was operated by three separate subsidiaries: SilverEagle Transport, Inc., D.W. Freight, Inc. and Lebarnold, Inc. At the end of 1998, these three companies were merged into one company. The results of operations are set forth below for the three separate segments.

Operating Revenues
(dollars in millions)      Total                      LTL
                    Amount     % Increase     Amount     % Increase
 1999               428.2          6          215.6          6
 1998               403.7          5          202.9          -
 1997               383.2          8          203.3         12


                                                     Fulfillment/
                         Truckload                     Logistics
                    Amount     % Increase     Amount     % Increase
 1999               175.6           2           37.0         26
 1998               171.4          12           29.4         12
 1997               153.7           1           26.2         16


 Operating
 Income                    1999            1998              1997
                    Amount      %     Amount      %     Amount    %
 New Penn            44.8       80     43.1       77    44.2      86
 ATS                  5.9       10      7.1       13     2.1       4
 Arnold Logistics     5.5       10      5.5       10     4.9      10
 Unallocated Income
   (Loss)             (.4)       -       .5        -     (.3)      -
 TOTAL              55.8       100%    56.2      100%   50.9     100%


The percentage of revenue for the last three years is set forth below:

                          1999           1998           1997
                    Amount     %     Amount     %     Amount    %
 New Penn           $215.6     50     $202.9     50     $203.3    53
 ATS                 175.6     41      171.4     43      153.7    40
 Arnold Logistics     37.0      9       29.4      7       26.2     7
 TOTAL               428.2    100%    $403.7    100%    $383.2   100%


The revenue at New Penn increased 6% for the year 1999 compared to 1998. Tonnage increased 2% for 1999 to 1,075,455 compared to 1,050,685 for 1998 and 1,081,334 for 1997. This compares to flat revenues for the year 1998 compared to 1997 and an increase of 12% for 1997. ATS revenues increased by 2% in 1999 compared to revenue increases of 12% in 1998 and 1% in 1997. In August 1999, New Penn instituted a fuel surcharge to offset rising fuel costs.

The Arnold Logistics' revenue increased by 26% for 1999 as a result of completion of a new 562,000 square foot warehouse which began operations in the middle of the year 1999. This compares to revenue increases of 12% and 16% for 1998 and 1997, respectively.

The following tables set forth the percentage of operating expenses to operating revenue for New Penn, ATS and Arnold Logistics.

                                NEW PENN                        ATS
                       1999     1998     1997     1999    1998     1997
 Operating Revenues    100.0%   100.0%   100.0%   100.0%  100.0%   100.0%
 Operating Expenses
   Salaries, wages and
    related expense     58.6     58.2     57.3     31.1    33.3     37.4
   Supplies and
    expenses             8.6      8.7      9.2     16.0    18.9     25.3
   Operating taxes and
     licenses            2.8      2.8      2.9      2.2     2.0      1.9
   Insurance             1.8      1.5      1.5      4.1     3.5      2.7
   Communication and
     utilities           1.0      1.1      1.1      1.6     1.5      1.4
   Purchased
      transportation     1.2      1.2      1.1     31.5     25.7    17.9
   Rental of buildings,
      revenue equipment,
      etc., net         (0.2)    (0.4)    (0.2)     0.3      0.3     0.3
   Depreciation and
      amortization       5.2      4.9      4.7     10.2     10.8    11.5
   (Gain) on sale of
      equipment         (0.2)    (0.3)    (0.1)    (0.7)    (0.9)   (0.1)
   Miscellaneous         0.4      1.1      0.8      0.4      0.7      .4
     Total Operating
       Expenses         79.2     78.8     78.3     96.7     95.8    98.7
 Operating Income       20.8%    21.2%    21.7%     3.3%    4.2%     1.3%


                                                  ARNOLD LOGISTICS

                                         1999      1998        1997
 Operating Revenues                      100.0%    100.0%     100.0%
 Operating Expenses -
   Salaries, wages and related
   expenses                               54.6      52.3       51.6
   Other operating expenses               21.3      17.2       18.0
   Depreciation and amortization           7.4       7.5        7.7
   Miscellaneous                           1.9       4.3        4.0
       Total Operating Expenses           85.2      81.3       81.3
 Operating Income                         14.8%     18.7%      18.7%


The operating expenses of New Penn increased to 79.2% for 1999 and 78.8% for 1998, compared to 78.3% for 1997. Salaries, wages and related expenses increased to 58.6% for 1999 from 58.2% in 1998. This compared to an increase for 1998 to 58.2% from 57.3% in 1997. Supplies and expenses continue to decrease despite increases in fuel costs as a result of continuous increases in operating efficiencies. Insurance expense increased to 1.8% for 1999 compared to 1.5% for both 1998 and 1997. Miscellaneous expenses decreased to
 .4% compared to 1.1% and .8% for 1998 and 1997, respectively. Miscellaneous expenses were higher in 1998 because of the costs incurred in completing the Company's program to correct and/or replace software for Year 2000 compliance.

The total operating expenses of ATS increased to 96.7% for 1999. This compared to 95.8% and 98.7% for 1998 and 1997, respectively. The years 1998 and 1997 were affected negatively by the merger of the three truckload companies. Beginning in the second half of 1998, ATS began to see a turnaround of their operation with increased revenue, higher revenue per mile, improved asset utilization and a reduction in empty miles. However, this trend did not continue throughout the year 1999 as substantially higher fuel prices began to negatively impact the operating results.

The salaries, wages and related expenses of ATS decreased to 31.1% in 1999 compared to 33.3% in 1998 and 37.4% in 1997. Likewise, the use of increased owner-operators reduced supplies and expenses to 16.0% in 1999 compared to 18.9% for 1998 and 25.3% for 1997. Insurance expense increased in 1999 to 4.1% which compared to 3.5% for 1998, due to increased claims. This compared to 2.7% for the year 1997. Purchased transportation expense increased to 31.5% for 1999 compared to 25.7% in 1998 and 17.9% in 1997, due to the substantial number of additional owner-operators.

The Arnold Logistics operating expenses were 85.2% for 1999 compared to 81.3% for both 1998 and 1997. The salaries, wages and related expenses were 54.6%, 52.3% and 51.6% for 1999, 1998 and 1997, respectively. The increase in these expenses is primarily due to the revenue growth in the areas of order fulfillment and contract packaging which are labor intensive requiring additional employees.

Arnold Industries' operating income for 1999 decreased $.4 million or .6% from 1998 compared to an increase of $5.3 million, or 10% over 1997. New Penn's operating income increased $1.7 million compared to 1998, whereas 1998 operating income decreased $1.1 million compared to 1997. New Penn signed a five-year contract with the Teamsters' Union effective April 1, 1998. This contract expires March 31, 2003. During the negotiations in the first quarter of 1998, a number of customers diverted a portion of their freight to non-union companies which had a negative effect on New Penn's revenues for the entire year 1998. In July of 1999, a major competitor of New Penn went out of business which had a positive effect on New Penn's revenues for the balance of the year.

The operating income of ATS for 1999 decreased $1.3 million, or 18% compared to 1998. This compares to an increase of $5.0 million, or 244% for 1998 compared to 1997. Changes in the relationship with a key agent had a significant impact on revenue and the mix of business. Poor equipment utilization in linehaul operations and the continuing shortage of qualified drivers also had a negative impact on operating income.

Arnold Logistics' operating income for 1999 was basically flat compared to 1998. This compared to an increase of $.6 million or 13% for 1998 compared to 1997. Startup costs associated with new e-commerce and fulfillment services negatively impacted operating income at Arnold Logistics in 1999.

Other net non-operating expenses consist primarily of interest income, other investment income and interest expense. Interest income decreased $.4 million for 1999 over 1998 primarily due to a reduction in investment securities. Interest income for 1998 increased $.1 million over 1997 due to additional investment securities. Interest expense for 1999 was $1.4 million compared to $1.2 million and $1.4 million for 1998 and 1997, respectively. This increase in 1999 was due to an increase in short-term borrowings.

The effective income tax rates for 1999, 1998 and 1997 were 36.8%, 37.1% and 36.7%, respectively.

Net income for 1999 decreased to $34.7 million compared to $35.1 million for 1998 and $32.2 million for 1997. Basic net income per share in 1999 was $1.40 compared to $1.37 in 1998 and $1.23 in 1997. Diluted net income per share was $1.39 in 1999 compared to $1.36 in 1998 and $1.22 in 1997.

Capital Expenditures
In 1997, the Company authorized the purchase of up to one million shares of common stock of which the Company purchased 817,600 shares at a total cost of $13.1 million in 1997. In 1998, the balance of 182,400 shares together with an additional 1,000,000 shares which was authorized for purchase in 1998, was completed at a total cost of $15.0 million. On December 28, 1998, the Company authorized the purchase of an additional one million shares. In 1999, the Company acquired 263,300 shares at a total cost of $3.2 million.

The total capital expenditures for real estate and equipment (net of dispositions) amounted to $56.3 million for 1999, compared to $45.6 million for 1998 and $34.1 million for 1997. The Company is projecting the purchase of real estate and equipment in 2000 of approximately $40 million.

Liquidity and Capital Resources
Cash, cash equivalents, and marketable securities totaled $18 million at the end of 1999, compared to $24 million and $36 million at December 31, 1998 and 1997, respectively. The decrease for 1999 and 1998 was mainly attributable to increased capital expenditures. Working capital amounted to $26 million, $35 million and $46 million at the end of 1999, 1998 and 1997, respectively. Net cash provided by operating activities was $54 million in 1999, $61 million in 1998 and $55 million in 1997.

The Company's current cash position, together with funds invested in marketable securities and cash flow generated from future operations, are expected to be sufficient to finance anticipated capital expenditures. These funds may be supplemented when necessary or desirable by short or long-term borrowing.

Inflation
During 1999 and 1998, the Company believes that inflation had a minimal effect on operating results. However, most of the Company's expenses are subject to inflation, which would result in increased costs in the event inflation began to increase.

Seasonality
In the trucking industry, results of operations show a seasonal pattern because of customers' reduced shipments in the winter months. In addition, operating expenses are usually higher during the winter months.

Current Trends
In September 1999, New Penn announced a general rate increase of 5.4%. However, most customer rates are subject to negotiated contracts and agreements.

New Penn's revenues were up approximately 13% for the fourth quarter of 1999. This trend continues into the year 2000 as New Penn's revenues are ahead of the year 1999's first quarter. The revenues at ATS for the fourth quarter of 1999 were slightly ahead of the fourth quarter of 1998. However, the revenues for the beginning of the year 2000 are basically flat.

Arnold Logistics completed a 562,000 S.F. warehouse in mid-1999, which was occupied by a major customer during the latter part of the year. This substantially increased the revenue for Arnold Logistics in 1999, and will favorably impact the revenues for the year 2000. Arnold Logistics is expanding its order fulfillment services to allow Internet and catalog marketers to completely outsource their order processing, inventory management and small package shipping.

The three operating companies are continuing to improve efficiencies through refinement of information technology, which will continue to reduce operating costs and provide better service to customers.

Management is continuing to evaluate the complete transportation market, which includes LTL, TL and logistics operations in order to increase profitable growth in the future.

Year 2000 Compliance
The Company's program to correct and/or replace internally produced software is 100% complete. All of the Company's major business units, including New Penn Motor Express, Arnold Transportation Services and Arnold Logistics, completed their internal programs prior to December 31, 1999. The cost of the Company's internal program, all of which has been incurred and paid, was $1,675,000.

The Company continues to monitor and assess the status of third parties upon whom the Company relies for externally produced software, including communications software, as well as suppliers of basic materials, such as fuel, parts, tires, etc. The Company has incurred expense of $125,000 to correct and/or replace software acquired from third parties. The Company also monitors the status of significant customers upon whose continued business the Company relies for revenues. These monitoring efforts had revealed certain areas of concern with respect to Y2K compliance by the Company's vendors, suppliers and customers. However, to date, the Company has had no significant problems with its vendors, suppliers or customers.

eleven year summary<FN1>
(dollars in thousands, except per share data)


 Fiscal Year                       1999     1998     1997    1996     1995     1994     1993     1992     1991     1990     1989

 Income
 Operating revenues                428,231  403,721  383,165 356,335  330,136  302,390  272,697  233,620  196,202  188,830  167,589

 Operating expenses
  Depreciation and amortization     31,892   30,585   29,133  27,756   25,348   21,120   17,811   14,222   11,500   10,527   11,021
  Operating taxes and licenses      10,683    9,793    9,342   9,381    9,297    8,924    7,908    6,780    5,887    4,836    4,537
  Other                            329,813  307,146  293,774 278,856  246,854  222,824  200,106  172,304  142,080  137,027  123,121

 Operating income                   55,843   56,197   50,916  40,342   48,637   49,522   46,872   40,314   36,735   36,440   28,910
  Non-operating income (expense)
  Interest income (expense), net      (103)     500      225    (200)    (711)      35      355      246      195   (1,123)  (1,180)
  Other                               (897)    (855)    (252)   (690)     (25)    (429)   1,326      (71)      10     (449)     884
 Income before income taxes,
   extraordinary loss, and
   cumulative effect of change
   in accounting principle          54,843   55,842   50,889  39,452   47,901   49,128   48,553   40,489   36,940   34,868   28,614
 Income taxes                       20,189   20,726   18,679  14,043   17,400   18,384   18,651   14,660   13,512   12,452   10,939

 Income before extraordinary loss
   and cumulative effect of change
   in accounting principle          34,654   35,116   32,210  25,409   30,501   30,744   29,902   25,829   23,428   22,416   17,675
 Extraordinary loss, net of
   tax benefit<FN5>                      -        -        -       -        -      389        -        -        -        -        -
 Cumulative effect of change
   in accounting for income
   taxes<FN6>                            -        -        -       -        -        -        -        -        -        -    1,322

 Net income                         34,654   35,116   32,210  25,409   30,501   30,355   29,902   25,829   23,428   22,416   18,997
 Per Share Data<FN2>
 Income before extraordinary
   loss and cumulative effect of
   change in accounting
   principle - Basic                  1.40     1.37     1.23     .95     1.15     1.16     1.13      .97      .88      .84      .67
             - Diluted                1.39     1.36     1.22     .94     1.13     1.14     1.11      .96      .88      .84      .67
 Net income - Basic                   1.40     1.37     1.23     .95     1.15     1.14     1.13      .97      .88      .84      .71
            - Diluted                 1.39     1.36     1.22     .94     1.13     1.12     1.11      .96      .88      .84      .72
 Cash dividends declared               .44      .44      .44     .44      .44      .41      .35      .32      .29      .25      .22
 Book value                          10.07     9.12     8.38    7.84     7.33     6.63     5.90     5.12     4.46     3.86     3.31

 Financial Position - Year End
 Cash, temporary investments
  and marketable securities<FN3>    18,336   24,282   36,291  41,621   14,273   41,643   38,285   45,186   57,558   37,184   26,826

 Working capital<FN4>               26,102   35,131   45,921  39,909   16,219   24,839   24,093   29,856   55,664   30,877   24,049
 Property and equipment-net        244,743  220,699  205,562 199,614  199,822  169,603  144,148  110,674   88,250   91,393   83,540
 Total assets                      345,743  320,111  317,040 303,112  276,877  260,279  228,361  197,203  170,668  159,973  136,313
 Long-term debt                        192    1,310    2,383   3,874    5,049        -        -      476   17,603   19,479   19,749
 Shareholders' equity              248,182  226,400  217,253 209,147  195,367  176,458  156,867  136,015  118,502  102,362   87,681

 Other Data
 Percentage return on
  average stockholders'
  equity                              14.6     15.8     15.1    12.6     16.4     18.2     20.4     20.3     21.2     23.6     23.7
 Net cash provided by
  operating activities              54,387   60,880   54,602  67,000   55,075   60,524   51,299   34,518   35,898   36,639   29,471

<FN1>   D.W. Freight, Inc. was acquired in April 1992 and is accounted for under the purchase method - asset acquisitions from H.R. Hill and T.W. Owens occurred in March 1994 and January 1995, respectively

<FN2>   Adjusted to give retroactive effect to the two-for-one stock split in 1993 and the two-for-one stock split in 1991

<FN3>   Excludes restricted cash prior to 1992

<FN4>   Certain liabilities with respect to claims were reclassified as long-term beginning in 1991

<FN5>   Write-off of the unamortized balance of intrastate operating rights

<FN6>   The Company adopted SFAS No. 96, "Accounting for Income
        Taxes," in 1989

BOARD OF DIRECTORS
E. H. Arnold               Heath L. Allen, Esq.           Arthur L. Peterson
Chairman, President, CEO   Secretary and Director         Director
and Director               Partner - Keefer, Wood, Allen  Scott Professor of
                           & Rahal, LLP                   Leadership Studies,
                           Harrisburg, PA                 Rocky Mountain College
                                                          Billings, MT

Kenneth F. Leedy           Ronald E. Walborn, CPA         John B. Warden III
Director                   CFO,Treasurer and Director     Director
President and CEO -        President - Walborn Shambach   President - Warden
New Penn Motor Express,    Associates                     Asphalt Company
Inc.                       Harrisburg, PA                 Harrisburg, PA


SHAREHOLDER INFORMATION

Counsel
Keefer, Wood, Allen and Rahal, LLP
210 Walnut Street
Harrisburg, PA  17101

Auditors
PricewaterhouseCoopers LLP
One South Market Square
Harrisburg, PA  17101

Registrar and Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016

Stock Listing
Arnold Industries common stock is traded on the NASDAQ National Market System. The stock symbol is AIND. In newspapers, the stock is listed as "ArnoldInd", "Arnold Inds" or similar variations. There were 1,442 record-holders of the Company's common stock as of February 29, 2000. The number of beneficial owners is considerably greater.

Annual Meeting of Shareholders
The Arnold Industries 2000 Annual Meeting of Shareholders will be held at 10:00 a.m., May 3, 2000 at the Lebanon Country Club, 3375 West Oak Street, Lebanon, Pennsylvania.

Investor Information
Shareholders, securities analysts, portfolio managers, representatives of financial institutions and individuals seeking financial and operating information, including copies of Form 10-K, may contact:
Corporate Secretary
Arnold Industries, Inc.
P.O. Box 210
Lebanon, PA  17042
(717) 273-9058

This information is also available online through the company's web site at: www.aind.com

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

NEW PENN MOTOR EXPRESS, INC.

James E. Devlin, VP, Sales
Morris C. Galante, VP, Loss Prevention
Steven D. Gast, VP, Corporate Planning
Steven J. Ginter, VP, Marketing
Michael J. LaPierre, VP, Sales, Northern Division
Kenneth F. Leedy, President and CEO
John G. McCloy, VP, Central Division
Thomas P. McDonald, VP, Sales, Central Division
Anthony S. Nicosia, VP, Sales, Eastern Division
Shawn P. Nolan, VP, Western Division
Stephen M. O'Kane, Executive Vice President and COO
Frank Santanella, VP, Eastern Division
Daniel W. Schmidt, VP, Labor Relations
Charles A. Zaccaria, VP, Northern Division

ARNOLD LOGISTICS

Robert J. Buffington, Director, Transportation
Edmund J. Dudginski, Director, Packaging Operations
Thomas P. Ebur, Director, Warehousing Operations
Douglas B. Enck, President
Donald L. Sunderland, Jr., VP, Operations

ARNOLD TRANSPORTATION SERVICES, INC.

Kurt E. Antkiewicz, VP, Sales & Marketing
David T. Ashley, VP, Pricing Services
John R. Blessinger, VP, Linehaul Operations
Robert L. Brekke, VP, Sales, Eastern Division
Michael J. Gregerson, VP, Safety/Fleets
Robert M. Klein, VP, Sales, Western Division
Kurt E. Morgan, VP, Terminals
David A. Sempeles, VP, Finance
Michael S. Walters, President and CEO

(Back Cover)
Company Logo
Arnold Industries, Inc.
P.O. Box 210
Lebanon, PA  17042
(717) 273-9058
www.aind.com

copyright 2000 Arnold Industries, Inc.

               APPENDIX TO ARNOLD INDUSTRIES, INC.
                        1999 ANNUAL REPORT
              DESCRIBING GRAPHIC AND IMAGE MATERIAL


Front cover -

     Picture of New Penn tractor and trailer on interstate highway.

     Picture of Arnold Transportation Services tractor and trailer on highway.

     Picture of warehouse employees standing in front of loaded skids.

     Company logo

Inside front cover -

     Line graph representing Operating Revenues (in millions) for 1990 ($189); 1991 ($196); 1992 ($234); 1993 ($273); 1994
     ($302); 1995 ($330); 1996 ($356); 1997 ($383); 1998 ($404);
     and 1999 ($428).

Page 1 - President's Letter to Stockholders includes a picture of
E.H. Arnold, Company President, standing near e-commerce sortation system.

Pages 2 and 3 - Description of New Penn includes the following material:

     Picture of New Penn tractor and trailer on highway.

     Picture of New Penn driver using his on-board computer with the caption, "On-board computers improve efficiency and customer service."

     Picture of person facing computer monitor with the caption, "An interactive web site provides customers instant access to shipment information."

     Picture of dispatcher using key pad and computer monitor with the caption, "The pickup and delivery dispatch process is 100% automated."

     Map of Eastern and Middle United States with portions of Quebec and Ontario Provinces and Puerto Rico shaded to indicate New Penn's Northeast regional service, Interregional service and International service areas.

     Line graph representing the number of tractors and trucks owned by New Penn in 1997 (727); 1998 (728) and
     1999 (795).

     Line graph representing the number of trailers owned by New
     Penn in 1997 (1,447); 1998 (1,469) and 1999 (1,525).

     Line graph representing the number of shipments (in thousands) transported by New Penn in 1997 (1,932); 1998
     (1,920) and 1999 (2,015).

     Line graph representing the weight of freight (in millions of pounds) transported by New Penn in 1997 (2,163); 1998
     (2,101) and 1999 (2,151).

     Line graph representing New Penn revenue (dollars in millions) for years 1995 ($167.1); 1996 ($181.9);
     1997 ($203.3); 1998 ($202.9) and 1999 ($215.6).

     Line graph representing New Penn operating income (dollars in millions) for years 1995 ($33.6); 1996 ($32.7); 1997
     ($44.2) 1998 ($43.1) and 1999 ($44.8).

     New Penn logo.

Pages 4 and 5 - Description of Arnold Logistics includes the following materials:

     Picture of warehouse employees manning e-commerce sortation system.

     Picture of computer terminals with the caption, "A state-of-the-art call center supports e-commerce fulfillment operations."

     Picture of warehouse employees holding customer products with the caption, "Returns processing is a growing business segment."

     Line graph representing Arnold Logistics employees for 1997
     (433); 1998 (536) and 1999 (767).

     Line graph representing warehouse space of Arnold Logistics
     (in millions of square feet) for 1997 (2.5); 1998 (2.5) and 1999 (3.4).

     Line graph representing revenue of Arnold Logistics (dollars in millions) for years 1995 ($18.5); 1996 ($22.5); 1997
     ($26.2); 1998 ($29.4) and 1999 ($37.0).

     Line graph representing operating income of Arnold Logistics
     (dollars in millions) for years 1995 ($3.3); 1996 ($3.9);
     1997 ($4.9); 1998 ($5.5) and 1999 ($5.5).

     Arnold Logistics logo.

Pages 6 and 7 - Description of Arnold Transportation Services includes the following material:

     Picture of Arnold Transportation tractor and trailer on a suspension bridge.

     Picture of Arnold Transportation tractor and trailer on an interstate highway interchange with the caption, "All linehaul tractors are equipped with satellite tracking devices."

     Picture of two Arnold Transportation tractors and trailers on an interstate highway with the caption, "The average age of the tractor fleet is 2.1 years."

     Map of Eastern and Middle United States with dots to indicate Arnold Transportation's facility locations.

     Line graph representing the number of owner-operators of Arnold Transportation for years 1997 (371); 1998 (599) and
     1999 (703).

     Line graph representing the number of tractors owned by Arnold Transportation in 1997 (1,012); 1998 (894) and
     1999 (874).

     Line graph representing the number of trailers owned by Arnold Transportation in 1997 (4,355); 1998 (4,172) and 1999
     (4,381).

     Line graph representing revenue of Arnold Transportation
     Services (dollars in millions) for years 1995 ($144.5);
     1996 ($151.9); 1997 ($153.7); 1998 ($171.4) and 1999
     ($175.6).

     Line graph representing operating income of Arnold
     Transportation Services (dollars in millions) for years
     1995 ($11.6); 1996 ($3.6); 1997 ($2.1); 1998 ($7.1) and
     1999 ($5.9).

     Arnold Transportation Services logo.

Page 8 - Consolidated Five-Year Statistical Summary: the information on this page of the Annual Report is presented in line-graph format, which is fully set forth above in table format.

Back cover - Logo of Arnold Industries, Inc. and Company address, telephone number and web site.