Form 10-K, Exhibit 13
period 2000-12-31
ARNOLD INDUSTRIES INC
filed 2001-03-29
CIK 700612

ARNOLD INDUSTRIES, INC.
               ANNUAL REPORT 2000

FINANCIAL SUMMARY

(dollars in thousands except per share data)

                              2000      1999      change

Revenues                      $462,365  $428,231    8.0%

Net Income                    $39,537   $34,654    14.1%

Net Income Per Share
(Basic)                       $1.61     $1.40      15.0%

Shareholders' Equity          $276,158  $248,182   11.3%

Total Assets                  $356,847  $345,743    3.2%

Return on Average
  Shareholders' Equity        15.1%     14.6%       0.5%


Bar Graphs here (described at end of document)

Contents
 1   Corporate Profile

 2   Letter to Shareholders

 6   Graphical Summaries

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

Arnold Industries, Inc.

Arnold Industries is a transportation and logistics holding company. Through its operating units, New Penn Motor Express, Inc., Arnold Transportation Services, Inc. and Arnold Logistics, the Company provides regional less-than-truckload (LTL), truckload and fulfillment and logistic services. Operating revenues totaled $462.4 million in 2000.

New Penn Motor Express is a next-day regional less-than-truckload (LTL) motor carrier of general commodities. The Company operates 23 terminal facilities in the Northeastern United States, the Province of Quebec and the Commonwealth of Puerto Rico. New Penn also provides service to portions of the Midwest, the Southeastern United States and Ontario, Canada through partnerships with other next-day regional carriers. New Penn employs over 2,000 people and operates a fleet of over 800 tractors and 1,600 trailers. New Penn is recognized for its award-winning service, and typically leads the LTL industry in operating efficiency. Operating revenues totaled $236.0 million in 2000.

Arnold Transportation Services provides regional and interregional, multi-stop and dedicated truckload (TL) services in the Northeast, Southeast, Midwest and Southwest regions of the United States. The company, formed in 1998 through the merger of several regional truckload subsidiaries of Arnold Industries, is headquartered in Jacksonville, FL and operates eleven service centers. The company operates a fleet of over 800 tractors, 4,000 trailers and utilizes the services of over 500 owner-operators. The average length of haul at Arnold Transportation Services is 351 miles reflecting its roots in the dedicated regional truckload market. The company has a significant presence in the beverage, consumer products and retail industries. Operating revenues totaled $178.6 million in 2000.

Arnold Logistics provides value-added warehousing services including fulfillment, distribution center management, contract-packaging, reverse logistics, call center management, direct mail and integrated print services. Arnold Logistics has over 4.3 million square feet of warehousing space located in Pennsylvania, Texas, Ohio and North Carolina. Arnold Logistics traces its roots to 1976 when, at the request of a large customer, the corporation began providing warehousing and distribution services. Today, Arnold Logistics employs over 900 people and has established a reputation for, and a culture of, superior service. Operating revenues totaled $47.8 million in 2000.

TO OUR SHAREHOLDERS

Thanks to the contributions of thousands of employees and the support of our valued customers, we are able to report record revenues and earnings for the year 2000. Revenues totaled $462 million, an increase of 8%. Basic earnings per share rose 15% to $1.61. New Penn had an outstanding year producing solid growth in revenue and earnings. Arnold Transportation substantially improved earnings by making progress on several fronts in what was a tough year for most truckload operators. Exciting developments at Arnold Logistics propelled revenue and earnings growth at our fastest growing operating unit.

Growth and Operating Results

The combined effects of a robust economy early in the year, reductions in industry capacity that occurred in 1999 and a relatively stable pricing environment made it a good year to be in the less-than-truckload (LTL) business. New Penn ended the year with record revenues of $236 million, a 9% increase, and operating income of over $49 million, an increase of 10%. The operating ratio of 79.1 is once again expected to lead the industry. As New Penn's quarterly results indicated, the first half of the year was much stronger than the second half. The well-documented downturn in the economy and a particularly strong fourth quarter of 1999 made comparisons increasingly difficult during the second half.

Arnold Transportation successfully dealt with high fuel prices and the continuing shortage of qualified drivers to increase earnings by 23% in a year when most carriers in the truckload industry experienced a decline in earnings. Revenues increased 2% to a record $178.6 million. The modest growth reflects the continuing shortage of qualified drivers, a reduction in the availability of owner-operators and a focus on regional business.
The rapid growth continued at Arnold Logistics as annual revenues increased 29% to $47.8 million. Operating income increased 27% to $6.9 million for the year. During the fourth quarter, revenues increased 33% while operating income increased 37%. Our acquisition of National Corporate Marketing, Inc.
(NCM) in October had a positive effect on fourth quarter results. Arnold Logistics has now grown to the point where it has a meaningful impact on our corporate results and we anticipate the growth to continue.

Service Initiatives and Awards

New Penn introduced an additional level of service that guarantees on-time delivery, or there is no charge. The service also takes advantage of our technology investments by featuring an automatic e-mail or fax confirmation message sent to the customer within moments of shipment delivery. New Penn improved the quality of its standard service producing a new record for on-time service of 98%. The focus on providing faster service continued in 2000 as nearly 70% of shipments were delivered before noon.

New Penn was recognized for its outstanding quality of service in 2000 by major customers including The Home Depot, SmithKline Beecham and The Wisconsin Paper Group, an association of leading paper industry companies.

Arnold Transportation successfully expanded its presence in the regional dedicated truckload transportation market in 2000. Several new contracts were secured while others were renewed. The overall length of haul at Arnold Transportation declined slightly in 2000 reflecting a focus on higher margin regional business. The company also grew in the targeted Midwest region, and while the interregional business declined as a percentage of total business, the length of the haul on interregional business increased.

Like our other subsidiaries, Arnold Transportation is recognized for high-quality service, and in 2000 several customers presented the company with awards including Appleton Paper and Best Buy. Arnold Transportation became ISO-9000 certified at the Dayton, OH facility in 1999 and successfully passed a post-certification audit in 2000.

At Arnold Logistics, the acquisition of NCM brought new service capabilities, particularly in the areas of direct mail printing and processing. These new services allow the company to offer clients a comprehensive and integrated package of marketing support services from direct mail printing and processing to order fulfillment, contract packaging and inventory management. Companies whose expertise is in marketing can rely on Arnold Logistics to execute their strategy and provide high-quality order fulfillment and logistics management. As an asset-based provider, Arnold Logistics has the infrastructure and experience to meet the needs of "old-economy" and "new-economy" clients. Its roots in traditional value-added warehousing services provide a stable foundation for future growth with those companies who excel in e-commerce.

In addition to an expanded presence in Texas, Arnold Logistics entered the Midwest market in 2000 with a facility in Columbus, OH providing dedicated distribution services. The company also expanded its services in the food distribution market. The Quaker Oats Club Division awarded the "The Gold Standard" to Arnold Logistics for consistently outstanding customer service and overall performance in 2000.

Equipment, Facilities and Information Technology

Our capital expenditures, net of dispositions, decreased by $38 million in 2000, permitting the company to eliminate nearly all debt and increase our cash reserves. Dispositions included several facilities not being used in operations. We continued to make investments in the equipment, facilities and information technology required to efficiently meet the needs of our customers.

At New Penn, tractor and trailer purchases were made to balance capacity with demand and ensure we operate most efficiently. Overall, the size of the tractor fleet did not change appreciably and the trailer fleet grew commensurate with the increase in business levels.

We continue to invest in the necessary terminal capacity at New Penn. A new facility was recently opened in Buffalo, NY and construction is underway to expand in Albany, NY and Reading, PA. Expansion of several other existing locations is actively being pursued.

In the LTL industry, timely shipment information has become nearly as important to the customer as fast, reliable transit. Thousands of customers have registered to use the New Penn web site and we continue to invest in popular new features such as pickup order entry and customer-specific rate quotes. Investments were also made in document imaging at New Penn in 2000, which allows web site users and customer service representatives to retrieve instantly proof of delivery and bill of lading documents. New Penn continued the implementation of onboard computers and expects to have them installed everywhere applicable in 2001. New Penn also expanded its use of Citrix devices in the terminals, which provide the functionality of a personal computer at a lower cost.

The decrease in capital expenditures was primarily due to reductions at Arnold Transportation where a favorable tractor trade-in cycle reduced the need to purchase replacement tractors and we did not need to purchase additional trailers. The company also sold several pieces of property that were not being used in operations including facilities in Charlotte, NC and Henryetta, OK and excess land in Grand Prairie and Houston, TX. The company closed or relocated facilities in Augusta, GA, East St. Louis, IL, Jasper, FL and Selkirk, NY to improve efficiencies.

During 2000, Arnold Logistics expanded the amount of warehouse space under management to a total of 4.3 million square feet, an increase of 26%. Expansion of the space operated by the company increased significantly while the amount of warehouse space owned by the company decreased. A company-owned facility in South Fort Worth that was no longer in use was sold.

The major information system initiative at Arnold Logistics is a Warehouse Management System we call "Order Processing at Arnold Logistics", or OPAL. With this new "modular" system, Arnold Logistics will be able to offer accurate and real-time information on demand to clients, utilize internal technologies that increase productivity and minimize the cost of implementing new system features.

Our dependency on information technology in daily operations and on meeting the instant information needs of our customers continues to grow. To ensure our systems capabilities are uninterrupted under virtually any circumstance, a project is underway to build redundancy into our systems that support all of our subsidiaries.

People

Having the right people in the right place is the key to our success, as it is for any people-intensive service business. We need leadership and management to provide the vision and direction, and we need the frontline employees with the attitude and skills to deliver top-quality service.

A hallmark of our success at New Penn has been a very lean organization. Although this positive characteristic contributes to New Penn's industry-leading margins, it creates challenges in terms of management depth and succession planning. New Penn made significant progress in addressing these issues during the past year as several key people were added to or promoted from within our operations and sales management team. These changes help prepare the company to meet the challenges ahead.

The primary people issue at Arnold Transportation has been the recruitment and retention of qualified drivers and owner-operators. The high price of diesel fuel pushed some owner-operators out of business in 2000. Innovative programs including a new compensation package, a four-day workweek in regional operations, retention seminars and improved dispatcher communications were implemented this year. The company recently reduced the number of salaried employees by approximately 10% to better reflect the size of the available driver workforce.

Each year hundreds of professional drivers from all over the country are nominated in the Truckload Carrier Association's annual Driver of the Year contest. We are very proud to have two Arnold Transportation drivers, Mitchell Favors and Eldridge Graham, among the finalists this year.

The growth of Arnold Logistics required that we add depth to the management team. A new position, vice president of business development, was created to support the continued growth of the company in the Southwest, Midwest and Central Pennsylvania regions. A key executive at NCM joined Arnold Logistics to manage the Southwest region and ensure a smooth integration of operations following the acquisition. The professional staff was increased to support future growth of the customer base.

An issue of great importance to all of our companies is employee safety at our facilities and on the highway. At New Penn, 16 drivers achieved one million accident-free miles during 2000 bringing the total number of active employees who have driven over one million accident-free miles to 63. At Arnold Transportation we had our fifth consecutive year of reduced workers' compensation claims as total work injuries were down 12% and lost time injuries were down 21% from the previous year. Five drivers achieved one million accident-free miles bringing to 24 the total number of active employees to achieve this milestone.

One of the investments we continue to make in people is through the Arnold Industries scholarship program. This year we awarded 38 exceptional students, who are children of our employees, a total of $69,000 in new and continuing scholarships in support of their college educations.

Strategic Diversification

Diversification in the less-than-truckload, truckload and logistics industries makes our company unique in the trucking sector. Although New Penn represented 78% of total operating income in 2000, we expect greater contributions from the other subsidiaries in the future. As we have seen recently, the economic cycle still does exist and as Arnold Logistics grows, the dedicated contract services it provides will lend a degree of stability to our company in times of economic uncertainty.

Future challenges include maintaining New Penn's industry leading margins, improving Arnold Transportation's position and efficiency as a regional dedicated carrier and increasing the geographic scope of operations at Arnold Logistics. We made progress on a number of fronts in 2000 and we are a stronger company today than we were a year ago. The ability to take what is good and make it even better has always been a strength of your company and it will continue to serve us well in the years ahead.

Sincerely,

E.H. Arnold
Chairman, President and CEO
February 27, 2001

Graphical Summaries

Arnold Industries
Capital expenditures, net of dispositions, declined in 2000 permitting the company to eliminate nearly all debt and increase its cash reserves.

New Penn
New Penn had solid gains in operating revenue and income in 2000. The tractor and trailer fleet grew to support higher tonnage levels.

Arnold Transportation
Improved asset utilization contributed to an increase in operating income at Arnold Transportation in what was a tough year for most truckload carriers.

Arnold Logistics
Expansion in the Southwest and Midwest helped fuel 25% - 30% growth in both operating revenues and income at Arnold Logistics.

Bar graphs (described at end of document)

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

18   Price Range Common
     Stock

19   Management's Discussion
     and Analysis of Financial
     Condition and Results of
     Operations

22   Eleven-year Financial
     Summary

24   Board of Directors and
     Shareholder Information

Inside Back Cover
     Company Executives

Consolidated Balance Sheets
As of December 31, 2000 and 1999 (dollars in thousands)

 Assets                                       2000           1999
 Current assets:
    Cash and cash equivalents                 $   31,213     $  16,231
    Marketable securities                          6,121         2,105
    Accounts receivable:
 Trade (less allowance for doubtful
 accounts of $1,019 and $1,471)                   53,978        49,607
      Officers and employees                         260           204
    Notes receivable, current                        928         1,358
    Deferred income taxes                          3,315         4,258
    Prepaid expenses and supplies                  7,468         7,464
      Total current assets                       103,283        81,227

 Property and equipment, at cost:
    Land                                          19,347        20,443
    Buildings                                    109,666       108,465
    Revenue and service equipment                226,219       224,500
    Other equipment and fixtures                  41,482        45,287
    Construction in progress                       6,189         3,106
                                                 402,903       401,801
    Accumulated depreciation                     170,987       157,028
      Total property and equipment               231,916       244,773

 Other assets:
    Goodwill, net of accumulated amortization
        of $3,222 and $2,876                      11,272         8,018
    Investments in limited partnerships            8,073         8,595
    Notes receivable, long-term                      869         1,755
    Cash value of life insurance, net                839           928
    Other                                            595           447
                Total other assets                21,648        19,743
                                                $356,847      $345,743

 Liabilities and Shareholders' Equity

 Current liabilities:
    Notes payable                               $  3,188      $ 24,830
    Accounts payable, trade                       11,163        10,789
    Estimated liability for claims                 5,232         4,302
    Salaries and wages                             4,153         3,809
    Accrued vacation                               6,830         6,039
    Accrued expenses - other                       3,705         4,059
    Income taxes payable                           2,183         1,297
      Total current liabilities                   36,454        55,125
 Other long-term liabilities:
    Estimated liability for claims                 2,001         2,646
    Deferred income taxes                         39,072        37,710
    Notes payable                                  1,176           192
    Other                                          1,986         1,888
      Total other long-term liabilities           44,235        42,436
 Commitments and contingencies (Note 11)
 Shareholders' equity:
    Common stock, par value $1.00; authorized
    100,000,000 shares; 29,942,628 issued
    in 2000 and 1999                              29,942        29,942
    Paid-in capital                                2,017         1,585
    Retained earnings                            284,862       256,161
                                                 316,821       287,688
    Less treasury stock, at cost - 5,294,652
     and 5,277,302 shares in 2000 and 1999,
     respectively                                (40,663)      (39,506)
      Total shareholders' equity                 276,158       248,182
                                                $356,847      $345,743

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income
for the years ended December 31, 2000, 1999 and 1998
(dollars in thousands, except per share data)

                                              2000      1999      1998

 Operating revenues                           $462,365  $428,231  $403,721
 Operating expenses:
    Salaries, wages and related expenses       212,403   198,079   190,629
    Supplies and expenses                       63,237    53,428    52,229
    Operating taxes and licenses                11,173    10,683     9,793
    Insurance                                   10,081    11,328     9,101
    Communication and utilities                  6,453     6,263     5,615
    Purchased transportation                    58,633    57,856    46,406
    Rental of buildings, revenue equipment,
       etc., net                                 2,378     2,032     1,145
    Depreciation and amortization               33,705    31,892    30,585
    Miscellaneous                                  882       827     2,021
      Total operating expenses                 398,945   372,388   347,524
      Operating income                          63,420    55,843    56,197
 Other expense - net, including interest
    income of $2,134, $1,250 and $1,674           (342)   (1,000)     (355)
      Income before income taxes                63,078    54,843    55,842
 Income taxes                                   23,541    20,189    20,726
      Net income                              $ 39,537  $ 34,654  $ 35,116
 Per share amounts
    Basic                                     $   1.61  $   1.40  $   1.37
    Diluted                                   $   1.59  $   1.39  $   1.36

Consolidated Statements of Shareholders' Equity for the years ended December 31, 2000, 1999 and 1998
(dollars in thousands, except per share data)

                                    Common      Paid-in     Retained    Treasury
                                    Stock       Capital     Earnings    Stock

 Balance - December 31, 1997         $ 29,942    $   483     $208,617    $ (21,789)
   Net income                               -          -       35,116            -
   Distribution of treasury stock due
     to exercise of stock options           -        175            -          213
   Purchase of treasury  stock              -          -            -      (15,042)
   Cash dividends paid ($.44 per share)     -          -      (11,315)           -

 Balance - December 31, 1998           29,942        658      232,418      (36,618)
   Net income                               -          -       34,654            -
   Distribution of treasury stock due
     to exercise of stock options           -        927            -          292
   Purchase of treasury stock               -          -            -       (3,180)
   Cash dividends paid ($.44 per share)     -          -      (10,911)           -

 Balance - December 31, 1999           29,942      1,585      256,161      (39,506)
   Net income                               -          -       39,537            -
   Distribution of treasury stock due
     to exercise of stock options           -        432            -          234
   Purchase of treasury stock               -          -            -       (1,391)
   Cash dividends paid ($.44 per share)     -          -      (10,836)           -

 Balance - December 31, 2000         $ 29,942    $ 2,017     $284,862     $(40,663)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows
for the years ended December 31, 2000, 1999 and 1998 (dollars in thousands)
                                                   2000       1999       1998

 Cash flows from operating activities:
    Net income                                     $ 39,537   $ 34,654   $ 35,116
    Adjustments to reconcile net income to net
         cash provided by operating activities:
    Depreciation and amortization                    34,218     32,406     31,099
    Gain on disposal of property and equipment       (1,977)    (1,723)    (2,096)
    Equity in earnings of limited partnerships           (7)        (7)       (33)
    Provision for deferred taxes                      2,305      4,408      3,858
    Net loss on investments                               -          1          5
    Changes in operating assets and liabilities:

      (Increase) decrease in accounts receivable     (3,223)    (9,652)       267
      (Increase) decrease in prepaid expenses
         and supplies                                 1,476         (6)    (2,996)
      Increase in accounts payable, trade               373        437        197
      Increase (decrease) in income taxes
         payable/refundable                             886      2,004       (130)
      Increase (decrease) in estimated liability
         for claims                                   1,740     (8,845)    (4,393)
      Increase (decrease) in accrued expenses           663        590       (128)
      Other, net                                        157        120        114

      Net cash provided by operating activities      76,148     54,387     60,880

 Cash flows from investing activities:

    Proceeds from sale of investment securities         609      4,376      5,604
    Purchase of investment securities                (4,625)    (1,633)      (672)
    Proceeds from disposition of property and
        equipment                                    10,197     12,148      8,655
    Purchase of property and equipment              (28,739)   (68,412)   (54,240)
    Capital contributions in limited partnerships    (1,118)    (1,073)    (1,489)
    Distributions from limited partnerships              14         18         16
    Decrease (increase) in cash value of life
        insurance                                        89        (53)       (71)
    Repayment on notes receivable from owner-
        operators and others                          1,508      1,158        185
    Acquisition of business, net of cash acquired    (3,683)         -          -
    Other, net                                         (147)      (167)        29

      Net cash used in investing activities         (25,895)   (53,638)   (41,983)

 Cash flows from financing activities:

    Proceeds from employee stock options exercised      666      1,219        388
    Cash dividends paid                             (10,836)   (10,911)   (11,315)
    Proceeds from short-term debt                         -      8,934          -
    Principal payments on short-term debt           (23,710)       (13)         -
    Purchase of treasury stock                       (1,391)    (3,180)   (15,042)
      Net cash used in financing activities         (35,271)    (3,951)   (25,969)

      Increase (decrease) in cash and
         cash equivalents                            14,982     (3,202)    (7,072)

 Cash and cash equivalents at beginning of year      16,231     19,433     26,505

 Cash and cash equivalents at end of year          $ 31,213   $ 16,231   $ 19,433

 Supplemental disclosures of cash flow information:
    Cash paid during the year for:
     Interest                                      $  1,661   $  1,315   $  1,173

     Income taxes                                  $ 20,424   $ 14,162   $ 17,029

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements
Dollars in thousands, except per share data

1. Summary of Significant Accounting Policies
Nature of Business
The Company operates in the motor carrier industry, principally in the Eastern United States. Revenues are mainly generated from less-than-truckload hauling, truckload hauling, and warehouse/logistics services.

Principles of Consolidation
The accompanying consolidated financial statements include the accounts of Arnold Industries, Inc. and all of its wholly-owned subsidiaries. All material intercompany transactions and balances have been eliminated.

Revenue Recognition
Revenues from less-than-truckload hauling are allocated between reporting periods based on relative transit time in each reporting period with expenses recognized as incurred, and revenues from truckload hauling are recognized when the shipment is completed with expenses recognized as incurred. Revenues for warehouse/distribution services are recognized as the related services are rendered and associated costs incurred.

Consolidated Statement of Cash Flows
For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. During 2000, the Company entered into a financing arrangement with a third party for payment of various insurance premiums. At December 31, 2000, the amount outstanding under this arrangement was $2,910. This amount has been recorded in prepaid expenses and supplies and notes payable in the accompanying 2000 consolidated balance sheet and as a noncash transaction in the 2000 consolidated statement of cash flows.

Marketable Securities
At December 31, 2000 and 1999, marketable equity and debt securities have been categorized as available for sale and as a result are recorded at fair value. Realized gains and losses on the sale of securities are recognized using the specific identification method and are included in other income in the consolidated statements of income. Quoted market prices are used to determine market value.

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

The estimated useful lives used in computing depreciation on the principal classifications of property and equipment are as follows:
Buildings                         15-31 years
Revenue equipment                  3-10 years
Service equipment                  3-6 years
Other equipment and fixtures       3-7 years

When buildings and equipment are retired or otherwise disposed of, the property and accumulated depreciation accounts are relieved of the applicable amounts and any resulting profit or loss is reflected in miscellaneous operating expenses.

In 2000 and 1999, certain revenue equipment was sold to owner-operators for $936 and $2,164 in interest bearing notes with established repayment terms. Land was also sold in 1999 in return for a $142 mortgage loan. These amounts have been treated as a noncash transactions on the 2000 and 1999 consolidated statements of cash flows.

Goodwill
The excess of the cost of investments in subsidiaries over the fair market value of net assets acquired is shown as goodwill, which is being amortized on a straight-line basis over a maximum period of 40 years.

Impairments
The Company's policy is to record an impairment loss against the net unamortized cost of long lived assets in the period when it is determined that the carrying amount of the asset may not be recoverable. At the end of each quarter, management assesses whether there have been any significant events or significant changes in the environment in which the business operates that would indicate expected future net cash flows (undiscounted and without interest) would become less than the carrying amount of the asset.

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

Income Taxes
In accordance with Financial Accounting Standards Board (FASB) Statement No. 109, "Accounting for Income Taxes" (SFAS 109), deferred income taxes are accounted for by the liability method, wherein deferred tax assets or liabilities are calculated on the differences between the bases of assets and liabilities for financial statement purposes versus tax purposes (temporary differences) using enacted tax rates in effect for the year in which the differences are expected to reverse. Tax expense in the consolidated statements of income is equal to the sum of taxes currently payable plus an amount necessary to adjust deferred tax assets and liabilities to an amount equal to period-end temporary differences at prevailing tax rates.

Treasury Stock
Treasury stock is carried at cost, determined by the first-in, first-out method.

On March 22, 1997, the Board of Directors authorized management to repurchase up to 1,000,000 shares of common stock through open market purchases. The Board of Directors subsequently increased the authorization by 1,000,000 shares on February 27, 1998 and December 28, 1998, respectively. As of December 31, 2000, the Company has purchased a total of 2,368,300 shares of its stock under the Board of Directors authorization with 105,000, 263,300 and 1,182,400 shares purchased during 2000, 1999 and
1998, at an aggregate cost of $1,391, $3,180 and $15,042, respectively.

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

                               2000           1999           1998
 Net Income                    $    39,537    $    34,654    $    35,116
 Basic weighted average
   shares outstanding           24,614,159     24,801,592     25,668,457
 Dilutive effect of stock
   options                         202,368        200,694        133,352
 Diluted weighted
   average shares
   outstanding                  24,816,527     25,002,286     25,801,809
 Basic earnings per
   share                       $      1.61    $      1.40    $      1.37
 Diluted earnings per
   share                       $      1.59    $      1.39    $      1.36

During 2000, 1999 and 1998, stock options to purchase 175,000 shares, 175,000 shares and 200,000 shares respectively of common stock at $18.56 per share were outstanding, but were not included in the computation of diluted earnings per share because the stock options' exercise price was greater than the average market price of the common stock.

Comprehensive Income
Comprehensive income is defined to include all changes in equity during a period except those resulting from investments by owners and distributions to owners. The Company has determined that net income is its only component of comprehensive income.

Recent Accounting Pronouncements
In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on its balance sheet and measure those instruments at fair value. SFAS No. 137, issued by the FASB in July 1999, establishes a new effective date for SFAS No. 133. This statement, as amended by SFAS No. 137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000 and is therefore effective for the Company beginning with its fiscal quarter ending March 31, 2001. In June 2000, FASB issued SFAS
No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133." SFAS No. 138 addresses a limited number of issues causing implementation difficulties for SFAS No.
133. SFAS No. 138 is required to be adopted concurrently with SFAS No. 133 and is therefore effective for the Company beginning with its fiscal quarter ending March 31, 2001. As the Company does not utilize derivative instruments, these pronouncements will have no effect on the Company's consolidated financial statements.

In March 2000, the FASB issued interpretation No. 44 or FIN 44 "Accounting for Certain Transactions Involving Stock Compensation," which is an interpretation of Accounting Principles Board Opinion No. 25, or APB Opinion
25. This interpretation clarifies the definition of an employee noncompensatory plan, accounting consequences of various modifications to previously fixed stock options or awards and the exchange of stock compensation awards in a business combination. The adoption of FIN 44 did not have an impact on the Company's consolidated financial statements.

2. Marketable Securities
The cost and market value of investment securities at December 31, 2000 and 1999 follows:

                                         2000                1999

                                              Market              Market
                                    Cost      Value     Cost      Value
 U.S. treasury securities           $  103    $  103    $  103    $  103
 Municipal bonds                     5,000     5,000     1,000     1,000
 Equity securities                   1,000     1,000     1,000     1,000
 Accrued interest receivable            18        18         2         2
      Total                         $6,121    $6,121    $2,105    $2,105

The net gain (loss) on marketable securities recorded during the years ended 2000, 1999 and 1998 amounted to $0, $(1) and $(5), respectively.

The debt securities available for sale at December 31, 2000 all mature within one year of the consolidated balance sheet date.

3. Notes Payable
In October 2000, the Company acquired virtually all assets of National Corporate Marketing, Inc. (NCM) (Note 12). Under the purchase agreement, the Company is required to make additional payments to the former owners of NCM if specific targets are met with a minimum of $1,262, due in annual installments plus interest at 7.5%, beginning in 2001 through 2005. The maximum amount of contingent additional payments over the minimum accrued at December 31, 2000 should not exceed $1,500.

At December 31, 2000, the Company owed $2,910 for amounts outstanding under its insurance premium financing arrangement with a third party (Note 1). The amount is due in equal monthly installments through June 2001 including interest at 7.25%.

The Company had unsecured working capital lines of credit with maximum borrowings of $65,000 for 2000 and 1999 of which $0 and $23,711 was outstanding at December 31, 2000 and 1999, respectively. Borrowings under these agreements bear interest at a floating rate of LIBOR plus 50 basis points.

In connection with its investments in low income housing limited partnerships, the Company is required as of December 31, 2000 to make additional contributions over the next year of $200. The additional contributions of $200 were discounted to $192 using the Company's incremental borrowing rate of 6%. Management anticipates that the cash flow from the tax credits generated by these investments will approximate the additional contributions during this period.

4. Leases
During 2000, the Company leased certain property under noncancelable operating leases. Rental expense under such operating leases was $1,651 and $2,629 in 2000 and 1999, respectively.

Future minimum lease payments under operating leases with noncancelable terms are:
       2001           $1,959
       2002           $1,933
       2003           $1,990
       2004           $2,015
       2005           $1,131
       After 2005     $3,751

5. Stock Option and Stock Purchase Plans
Stock Option Plan
The Company has a 1987 and 1997 stock option plan which provide for the granting of options to purchase shares of the Company's stock to certain executives, employees, consultants and directors. The 1987 stock option plan expired on March 31, 1997 and was replaced by the 1997 stock option plan effective April 1, 1997. No new options can be granted under the 1987 stock option plan.

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

Transactions and other information relating to the 1987 and 1997 stock option plans for the three years ended December 31, 2000 are summarized below:

                                       Stock Option Plans
                                                              Weighted
                                                              Average
                                                              Fair Value
                                             Weighted         of Options
                                             Average          Granted
                                             Exercise         During
                              Shares         Price            the Year
 Balance, outstanding -
      December 31, 1997      1,431,366      $14.43
      Options granted          642,500      $12.21            $3.20
      Options exercised        (79,366)     $ 4.89
      Options expired         (336,400)     $18.20
 Balance, outstanding -
      December 31, 1998      1,658,100      $13.27
      Options granted          310,950      $11.19            $3.67
      Options exercised       (109,472)     $11.13
      Options expired          (63,078)     $15.19
 Balance, outstanding -
      December 31, 1999      1,796,500      $12.97
      Options granted           16,000      $12.35            $4.69
      Options exercised        (87,650)     $ 7.60
      Options expired          (46,750)     $12.57
 Balance, outstanding -
      December 31, 2000      1,678,100      $13.25
 Options exercisable -
      December 31, 2000        978,962      $14.25


Options exercisable at December 31, 1999 and 1998 were 1,006,821 and
864,300.


The following table summarizes information concerning outstanding and exercisable options at December 31, 2000.

                              Options                     Options
                              Outstanding                Exercisable
                                         Weighted                 Weighted
                                         Average                  Average
                          Number         Exercise  Number         Exercise
                          Outstanding    Price     Exercisable    Price
 $10.00                       6,000      $10.00          -        $    -
 $11.19-$15.03            1,497,100      $12.65    803,962        $13.31
 $18.56                     175,000      $18.56    175,000        $18.56
                          1,678,100                978,962

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

                     2000                1999                  1998
                  As     Pro           As      Pro           As      Pro
               Reported  Forma      Reported   Forma      Reported   Forma
 Net
  Income        $39,537    $38,955    $34,654    $34,130    $35,116   $34,796
 Basic
  earnings
 per share      $  1.61    $  1.58    $  1.40    $  1.38    $  1.37   $  1.36

 Diluted
  earnings
  per share     $  1.59    $  1.57    $  1.39    $  1.37    $  1.35   $  1.35


The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999 and 1998; dividend yield of 2.93%, 3.00% and 3.00%, respectively; expected volatility of 32.6%, 34.3% and 29.10%, respectively; risk-free interest rate of 5.93%, 6.23% and 4.55%, respectively; and expected life of 6 years.

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

6. Income Taxes
Consolidated income tax expense consists of the following:

                                   2000           1999           1998
 Currently payable:
      Federal                       $17,447        $12,860        $13,670
      State                           3,789          2,921          3,198
                                     21,236         15,781         16,868
 Deferred:
      Federal                         1,983          3,707          3,096
      State                             322            701            762
                                      2,305          4,408          3,858
        Total income tax expense    $23,541        $20,189        $20,726

The effective income tax rates of 37.3% in 2000, 36.8% in 1999 and 37.1% in 1998 differ from the federal statutory rates for the following reasons:

                                    2000           1999           1998
 Statutory federal income
      tax rate                      35.0%          35.0%          35.0%
 State income taxes, net of
      federal income tax benefit     4.2            4.3            4.6
 Tax-free investment income
      and other                     (1.9)          (2.5)          (2.5)
                                    37.3%          36.8%          37.1%

Deferred tax liabilities (assets) are comprised of the following at December 31:

                                                   2000           1999
 Property and equipment, principally
    due to differences in depreciation             $ 40,076       $ 37,830
 Limited partnership investments,
    principally due to differences
    in tax basis                                      1,747          1,672
 Other                                                  697            704
          Gross deferred tax liabilities             42,520         40,206
 Estimated liability for claims, prin-
    cipally due to differences in
    timing of recognition of expense                 (1,660)        (1,555)
 Vacation liability, principally due to
    differences in timing of recognition
    of expense                                       (2,424)        (2,145)
 Allowance for bad debts, principally
    due to differences in timing of
    recognition of expense                             (405)          (587)
 Deferred compensation, principally
    due to differences in timing of
    recognition of expense                             (802)          (762)
 Other                                               (1,472)        (1,705)
          Gross deferred tax assets                  (6,763)        (6,754)
                                                   $ 35,757       $ 33,452

7.   Pension and Other Postretirement Benefit Plans
The Company offers a supplemental defined benefit pension plan for certain key officers and employees. The following summarizes the obligations, assumptions, and activity of the defined benefit pension plan as of and for the years ended December 31:

                                                   2000           1999
 Change in benefit obligation
    Benefit obligation at beginning of year        $1,888         $1,768
    Service cost                                       50             62
    Interest cost                                     117            111
    Amortization of unrecognized
       transition asset                                (6)            (6)
    Benefits paid                                     (63)           (47)
    Benefit obligation at end of year              $1,986         $1,888


The supplemental defined benefit pension plan is unfunded. The Company has recorded a liability for all benefit obligations.

                                                   2000           1999
 Discount rate                                     7.00%          6.50%
 rate of compensation increase                     0.00%          0.00%

                                              2000      1999      1998
 Components of net periodic
    benefit cost
    Service cost                              $ 50      $ 62      $ 57
    Interest cost                             $117      $111      $104
    Amortization of unrecognized
        net transition asset                  $ (6)     $ (6)     $ (6)
      Net periodic benefit cost               $161      $167      $155

In addition to the above defined benefit plan, the Company also has a trusteed profit sharing plan, two 401(k) plans for employees meeting certain eligibility requirements and participates in several multi-employer pension plans. The Company contributed $1,627, $1,569 and $1,443 to the profit sharing plan, $448, $329 and $568 to the 401(k) plans and $12,072, $10,781 and $9,841 to the multi-employer pension plans for 2000, 1999 and 1998, respectively.

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

The measurement basis of segment profit or loss is operating income. No single customer represented 10% or more of the Company's sales during 2000, 1999 and 1998.

The following tables present information about reported segments for the years ending December 31:

                                                  Ware-
                    Less-than-                    housing/       Segment
                    truckload      Truckload      Logistics      Total
 2000
 Operating
   revenues          $235,997       $178,546       $ 47,822       $462,365
 Operating income    $ 49,305       $  7,202       $  6,928       $ 63,435
 Total assets        $184,178       $133,116       $ 57,129       $374,423
 Depreciation and
   amortization      $ 11,789       $ 17,393       $  3,913       $ 33,095
 Purchase of pro-
   perty and
   equipment         $ 19,694       $  5,735       $  2,809       $ 28,238
 1999
 Operating
   revenues          $215,609       $175,599       $ 37,023       $428,231
 Operating income    $ 44,775       $  5,851       $  5,460       $ 56,086
 Total assets        $161,511       $159,005       $ 50,541       $371,057
 Depreciation and
   amortization      $ 10,969       $ 17,822       $  2,678       $ 31,469
 Purchase of pro-
   perty and
   equipment         $ 14,327       $ 37,712       $ 15,869       $ 67,908
 1998
 Operating
   revenues          $202,910       $171,366       $ 29,445       $403,721
 Operating income    $ 43,098       $  7,113       $  5,532       $ 55,743
 Total assets        $136,983       $157,563       $ 39,287       $333,833
 Depreciation and
   amortization      $  9,952       $ 18,435       $  2,198       $ 30,585
 Purchase of pro-
   perty and
   equipment         $ 14,590       $ 28,295       $ 11,355       $ 54,240


A reconciliation of total segment operating revenues to total consolidated operating revenues, total segment operating income to consolidated net income before taxes for the years ended December 31, 2000, 1999 and 1998 and total segment assets to total consolidated assets for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                    2000           1999           1998
 Total segment operating
    revenues                        $462,365       $428,231       $403,721
 Consolidated operating
    revenues                        $462,365       $428,231       $403,721
 Total segment operating
    income                          $ 63,435       $ 56,086       $ 55,743
    Unallocated corporate
       operating income (loss)           (15)          (242)           454
    Interest income                    2,134          1,250          1,673
    Interest expense                  (1,646)        (1,353)        (1,173)
    Other                               (830)          (898)          (855)
 Consolidated net income
    before taxes                    $ 63,078       $ 54,843       $ 55,842
 Total segment assets               $374,423       $371,057       $333,833
    Unallocated corporate assets      14,279          7,206         11,380
    Elimination of intercompany
        balances                     (31,855)       (32,520)       (25,102)
 Consolidated assets                $356,847       $345,743       $320,111

9. Fair Value of Financial Instruments
Financial instruments include cash and cash equivalents, marketable securities, investments in limited partnerships and notes payable. At December 31, 2000 and 1999, the carrying amount of cash equivalents approximates fair value because of the short-term maturity of those instruments, and the carrying value of marketable securities is fair market value. With respect to investments in limited partnerships, management has determined that the resulting carrying value approximates estimated fair market value. The fair value of the Company's obligations for contributions to limited partnerships approximates its carrying value.

The fair market value of the Company's notes payable approximates its carrying value and was based on the borrowing rates currently available to the Company for bank loans with similar terms and maturities.

10. Transactions With Affiliates
Accounting and legal fees totaling approximately $909, $877 and $778 in 2000, 1999 and 1998, respectively, were paid or accrued to firms in which certain directors have financial interests.

11. Commitments and Contingencies
By agreement with its insurance carriers, the Company assumed liability for worker's compensation, property damage and public liability claims for claim years ending after June 30, 1998 up to $25 per occurrence, except for worker's compensation in New Jersey for the claim year ending June 30, 1999 only which was $250 per occurrence. The liability for claim years ending June 30, 1998, 1997, and 1996 was transferred to an outside insurance carrier for approximately $11,000 in 1999. The Company's liability for claim years ending June 30, 1995 and prior is up to $1,000 for the first occurrence and up to $500 for each subsequent occurrence. The excess liability is assumed by the insurance carriers up to $50,000. In conjunction with these agreements, the Company has issued irrevocable letters of credit to guarantee future payments of claims to the insurance carriers. At December 31, 2000 and 1999, the outstanding balance of the letters of credit was $4,000.

12. Acquisition
In October 2000, the Company acquired virtually all assets of National Corporate Marketing, Inc. (NCM), consisting primarily of accounts receivable and property, plant and equipment for cash paid of $3,683. Liabilities assumed with the acquisition consisted primarily of accrued vacation of $100. In addition, under the purchase agreement the Company is required to make additional payments to the former owners (Note 3) which has been recorded as a noncash transaction in the accompanying 2000 statement of cash flows. The overall acquisition has been accounted for under the purchase method and has been included in the logistics segment of the Company in the accompanying consolidated financial statements.

Report of Independent Accountants
To the Board of Directors and Shareholders of Arnold Industries, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders' equity and cash flows, present fairly, in all material respects, the financial position of Arnold Industries, Inc. and its subsidiaries (the Company) at December 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


PRICEWATERHOUSECOOPERS LLP

One South Market Square
Harrisburg, Pennsylvania
March 2, 2001

Quarterly Performance
Unaudited, dollars in thousands, except per share data

                   Operating             Operating           Net
                   Revenues              Income              Income

 QUARTER        2000      1999      2000      1999      2000      1999
 First          $114,833  $100,306  $ 14,520  $ 13,099  $  8,979  $  8,193
 Second          117,340   105,193    17,746    14,544    10,893     9,011
 Third           115,309   109,776    15,825    12,067     9,851     7,621
 Fourth          114,883   112,956    15,329    16,133     9,814     9,829
                $462,365  $428,231  $ 63,420  $ 55,843  $ 39,537  $ 34,654

               Net Income          Net Income             Dividends
               Per Share-Basic     Per Share-Diluted      Per Share

 QUARTER        2000      1999      2000      1999      2000      1999
 First          $ .36     $ .33     $ .36     $ .33     $ .11     $ .11
 Second           .45       .36       .45       .36       .11       .11
 Third            .40       .31       .39       .30       .11       .11
 Fourth           .40       .40       .39       .40       .11       .11
                $1.61     $1.40     $1.59     $1.39     $ .44     $ .44


Price Range Common Stock

                    HIGH           LOW            HIGH           LOW

 QUARTER                       2000                        1999
 First               15 3/4         10 5/8         16 3/4         13
 Second              14 1/4         11 1/16        16 15/16       13 3/4
 Third               17             12             16 7/16        12 3/8
 Fourth              20 7/8         14 1/2         14 7/16         8

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Arnold Industries' 2000 operating revenues are from two operating subsidiaries:

     New Penn Motor Express, Inc. ("New Penn")
     Arnold Transportation Services, Inc. ("ATS")

New Penn is a less-than-truckload (LTL) transportation company. ATS is a truckload (TL) carrier which provides regional and interregional transportation services. In addition to LTL and TL transportation services, Arnold Industries provides order fulfillment and logistic services and related transportation services under the name of "Arnold Logistics," a division of ATS.

Prior to 1998, ATS's truckload operation was operated as three separate subsidiaries: SilverEagle Transport, Inc., D.W. Freight, Inc. and Lebarnold, Inc. At the end of 1998, these three companies were merged into one company. The results of operations are set forth below for the three separate segments.

Operating Revenues
(dollars in millions)             Total                    LTL
                           Amount    % Increase         Amount    % Increase
 2000                      462.4          8              236.0          9
 1999                      428.2          6              215.6          6
 1998                      403.7          5              202.9          -

                                                          Fulfillment/
                           Truckload                       Logisitics
                     Amount         % Increase          Amount    % Increase
 2000                178.6                2             47.8           29
 1999                175.6                2             37.0           26
 1998                171.4               12             29.4           12

Operating
Income                     2000             1999                 1998
                      Amount    %         Amount    %         Amount    %
 New Penn             49.3      78        44.8      80        43.1       77
 ATS                   7.2      11         5.9      10         7.1       13
 Arnold Logistics      6.9      11         5.5      10         5.5       10
 Unallocated Income
    (Loss)               -                 (.4)                 .5
 TOTAL                63.4     100%       55.8     100%       56.2      100%

The percentage of revenue for the last three years is set forth below:

                          2000                1999                1998
                     Amount    %         Amount    %         Amount    %
 New Penn            $236.0    51        $215.6     50       $202.9     50
 ATS                  178.6    39         175.6     41        171.4     43
 Arnold Logistics      47.8    10          37.0      9         29.4      7
 TOTAL               $462.4   100%       $428.2    100%      $403.7    100%

The revenue at New Penn increased 9% for the year 2000 compared to 1999. This compares to an increase of 6% for the year 1999 compared to 1998. Tonnage increased 4% for 2000 to 1,117,026 compared to 1,075,455 for 1999 and 1,050,685 for 1998. ATS revenues increased for 2000 and 1999 by 2% each year compared to an increase of 12% in 1998. In August 1999, New Penn instituted a fuel surcharge to offset rising fuel costs. This fuel surcharge continued through the year 2000. ATS also instituted a fuel surcharge in 1999 to partially offset higher fuel costs. This fuel surcharge was in effect through the year 2000.

The Arnold Logistics' revenue increased by 29% for 2000 compared to an increase of 26% for 1999 and 12% for the year 1998 due to growth with new and existing customers and the acquisition of National Corporate Marketing
(NCM).

The following tables set forth the percentage of operating expenses to operating revenue for New Penn, ATS and Arnold Logistics.

                                    NEW PENN                    ATS
                         2000      1999      1998      2000     1999     1998
 Operating Revenues      100.0%    100.0%    100.0%    100.0%   100.0%   100.0%
 Operating Expenses
   Salaries, wages and
     related expenses     58.3      58.6      58.2      28.8     31.1     33.3
   Supplies and expenses   9.8       8.6       8.7      17.9     16.0     18.9
   Operating taxes and
     licenses              2.8       2.8       2.8       2.2      2.2      2.0
   Insurance               1.3       1.8       1.5       3.7      4.1      3.5
   Communication and
     utilities              .9       1.0       1.1       1.5      1.6      1.5
   Purchased
      transportation       1.1       1.2       1.2      31.4     31.5     25.7
   Rental of buildings,
      revenue equipment
      Etc., net           (0.2)     (0.2)     (0.4)      0.2      0.3      0.3
   Depreciation and
      amortization         5.1       5.2       4.9       9.8     10.2     10.8
   (Gain) on sale of
      equipment           (0.4)     (0.2)     (0.3)     (0.5)    (0.7)    (0.9)
   Miscellaneous           0.4       0.4       1.1       1.0      0.4      0.7
     Total Operating
       Expenses           79.1      79.2      78.8      96.0     96.7     95.8
 Operating Income         20.9%     20.8%     21.2%      4.0%     3.3%     4.2%

                                                ARNOLD LOGISTICS
                                           2000        1999        1998
 Operating Revenues                        100.0%      100.0%      100.0%
 Operating Expenses -
   Salaries, wages and related
   expenses                                 56.4        54.6        52.3
   Other operating expenses                 20.3        21.3        17.2
   Depreciation and amortization             8.3         7.4         7.5
   Miscellaneous                              .5         1.9         4.3
       Total Operating Expenses             85.5        85.2        81.3
 Operating Income                           14.5%       14.8%       18.7%

New Penn's operating expenses were 79.1% of revenue in 2000 compared to 79.2% for 1999 and 78.8% for 1998. Salaries, wages and related expenses decreased to 58.3% for 2000 from 58.6% for 1999 and 58.2% for 1998. Supplies and expenses increased to 9.8% for 2000 compared to 8.6% and 8.7% for 1999 and 1998, respectively. The increase for the year 2000 was due to substantially increased fuel costs. Insurance costs decreased to 1.3% for

2000 compared to 1.8% for 1999 and 1.5% for 1998. In July 1999, the Company changed the majority of its deductibles to $25,000 per claim from $1 million. This change together with constant evaluation of safety and an in-house insurance department has improved insurance costs. Miscellaneous expenses remained constant at .4% for 2000 and 1999 compared to 1.1% for 1998.

Total operating expenses of ATS decreased slightly to 96.0% for 2000 compared to 96.7% for 1999. This compared to 95.8% for the year 1998.

The salaries, wages and related expenses of ATS decreased to 28.8% in 2000 compared to 31.1% in 1999 and 33.3% in 1998. The reduction in 2000 was due to better utilization of equipment and the increased use of owner-operators. Supplies and expenses increased to 17.9% for 2000 compared to 16.0% in 1999 and 18.9% in 1998. Higher fuel prices beginning in the latter part of 1999 and 2000 substantially affected the operating results and offset better utilization of equipment. The expense for 1999 was lower compared to 1998 due to increased use of owner-operators. Purchased transportation for 2000 of 31.4% compared favorably with 31.5% for 1999. The increase from 1998 of 25.7% was the result of increased use of owner-operators.

Arnold Logistics operating expenses were 85.5% of revenue for 2000 compared to 85.2% for 1999. Operating expenses in 1998 were 81.3%, which were lower than 2000 and 1999 due to revenue growth in the areas of order fulfillment and contract packaging which are more labor intensive. As a result, salaries, wages and related expenses have been increasing each year to 56.4% for 2000 compared to 54.6% and 52.3% for 1999 and 1998, respectively. Other operating expenses decreased in 2000 to 20.3% compared to 21.3% in 1999. These two years compare to 17.2% in 1998. The increase in 1999 was the result of an increased use of operating supplies. Depreciation and amortization increased from 7.4% in 1999 to 8.3% in 2000 due to the new warehouse in Lancaster, PA and the depreciable assets associated with the acquisition of NCM. Miscellaneous expenses have declined from 4.3% in 1998 to 1.9% in 1999 and .5% in 2000 due to a reduction in the expenses being classified as miscellaneous.

Arnold Industries' operating income for 2000 increased $7.6 million or 14% from 1999 compared to a decrease of $.4 million or .6% in 1999 compared to 1998. New Penn's operating income increased $4.5 million compared to 1999. The operating income for 1999 increased $1.7 million compared to 1998. In July 1999, a major competitor of New Penn went out of business which had a positive effect on New Penn's revenues for 1999 and for the year 2000.

Operating income of ATS for 2000 increased to $7.2 million, or 22% compared to $5.9 million in 1999. This compares to a decrease of 17% for 1999 from 1998. Changes in the relationship with a key agent, poor equipment utilization and the continuing shortage of qualified drivers had a negative impact on operating income in 1999.

Arnold Logistics' operating income for 2000 increased 25% to $6.9 million compared to $5.5 million for both 1999 and 1998. Startup costs for both 2000 and 1999 with new e-commerce and fulfillment services customers negatively impacted operating income.

Other net non-operating expenses consist primarily of interest income, other investment income and interest expense. Interest income increased $.9 million for 2000 over 1999 due to increased cash and investment securities compared to a decrease of $.4 million for 1999 over 1998 primarily due to a reduction in cash and investment securities. Interest expense for 2000 was $1.6 million compared to $1.4 million and $1.2 million for 1999 and 1998, respectively. The increase for 2000 and 1999 was due to increasing borrowing rates during the two years.

The effective income tax rates for 2000, 1999 and 1998 were 37.3%, 36.8% and 37.1%, respectively.

Net income for 2000 increased to $39.5 million compared to $34.7 million for 1999, an increase of 14%. This compared to a decrease of 1% for 1999 over 1998. Basic net income per share in 2000 was $1.61 per share compared to $1.40 per share in 1999, an increase of 15%. This compared to $1.37 per share or a 2% increase in 1999 over 1998. Diluted net income per share was $1.59 in 2000 compared to $1.39 in 1999 and $1.36 in 1998.

Capital Expenditures
In 1998, the Company purchased 182,400 shares of its outstanding common stock, the remaining balance of a million-share buy-back authorized in 1997, together with an additional 1,000,000 shares for a total cost of $15.0 million. On December 28, 1998, the Company authorized an additional share buy-back of one million shares. During 1999, the Company acquired 263,300 shares at a total cost of $3.2 million and 105,000 shares in 2000 at a total cost of $1.4 million.

The total capital expenditures for real estate and equipment (net of dispositions) amounted to $18.5 million for 2000, compared to $56.3 million for 1999 and $45.6 million for 1998. The Company is projecting the purchase of real estate and equipment in 2001 at approximately $32 million.

Liquidity and Capital Resources
Cash, cash equivalents, and marketable securities totaled $37 million at the end of 2000, compared to $18 million and $24 million at December 31, 1999 and 1998, respectively. The increase was due to the substantial reduction in capital expenditures for the year 2000. Working capital increased to $67 million at December 31, 2000, compared to $26 million and $35 million at December 31, 1999 and 1998, respectively. Net cash provided by operating activities increased to $76 million for the year 2000 compared to $54 million and $61 million for 1999 and 1998 respectively. The substantial increase in cash during the year enabled the company to completely eliminate all bank debt as of December 31, 2000.

The Company's current cash position, together with funds invested in marketable securities and cash flow generated from future operations, are expected to be sufficient to finance anticipated capital expenditures. These funds may be supplemented when necessary or desirable by short or long-term borrowing.

Inflation
During 2000 and 1999, the Company believes, with the exception of higher fuel prices, that inflation had a minimal effect on operating results. However, most of the Company's expenses are subject to inflation, which would result in increased costs in the event inflation began to increase.

Seasonality
In the trucking industry, results of operations show a seasonal pattern because of customers' reduced shipments in the winter months. In addition, operating expenses are usually higher during the winter months.

Current Trends
In September 2000, New Penn announced a general rate increase of 5.9%. However, most customer rates are subject to negotiated contracts and agreements.

Beginning in the fourth quarter of 2000, New Penn began to see the effects of a slowing economy, which has continued into the first quarter of 2001. The revenues at ATS were down in the fourth quarter of 2000 as a result of reducing the interregional operation and a slowing economy. ATS is focusing on increasing its more profitable regional operations and reducing expenses.

Arnold Logistics acquired a company in the Dallas, Texas area in October 2000 as a base to grow substantially in the Southwestern USA market.

The three operating companies continue to invest in information technology to reduce operating costs and provide better service to their customers.

Market Risk
The nature of Arnold Industries, Inc. operations subject it to changing economic, competitive, regulatory and technological conditions, risks, and uncertainties. In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Arnold Industries provides the following cautionary remarks regarding important factors which, among others, could cause future results to differ materially from the forward-looking statements about our management confidence and strategies for performance; expectations for new and existing technologies and opportunities; and expectations for market segment and industry growth.

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

Eleven Year Summary<FN1>
Dollars in thousands, except per share data

 Fiscal Year            2000    1999    1998    1997    1996    1995    1994    1993    1992    1991    1990
 Income
 Operating revenues     462,365 428,231 403,721 383,165 356,355 330,136 302,390 272,697 233,620 196,202 188,830
 Operating expenses
    Depreciation and
       amortization      33,705  31,892  30,585  29,133  27,756  25,348  21,120  17,811  14,222  11,500  10,527
    Operating taxes and
      licenses           11,173  10,683   9,793   9,342   9,381   9,297   8,924   7,908   6,780   5,887   4,836
    Other               354,067 329,813 307,146 293,774 278,856 246,854 222,824 200,106 172,304 142,080 137,027
 Operating income        63,420  55,843  56,1976 50,916  40,342  48,637  49,522  46,872  40,314  36,735  36,440
    Non-operating income
       (expense)
    Interest income
       (expense), net       488    (103)    500     225    (200)   (711)     35     355     246     195  (1,123)
     Other                 (830)   (897)   (855)   (252)   (690)    (25)   (429)  1,326     (71)     10    (449)
 Income before income
    taxes and extraordinary
    loss                 63,078  54,843  55,842  50,889  39,452  47,901  49,128  48,553  40,489  36,940  34,868
 Income taxes            23,541  20,189  20,726  18,679  14,043  17,400  18,384  18,651  14,660  13,512  12,452
 Income before
    extraordinary loss   39,537  34,654  35,116  32,210  25,409  30,501  30,744  29,902  25,829  23,428  22,416
 Extraordinary loss, net
    of tax benefit<FN5>       -       -       -       -       -       -     389       -       -       -       -
 Net income              39,537  34,654  35,116  32,210  25,409  30,501  30,355  29,902  25,829  23,428  22,416

 Per Share Data<FN2>
 Income before extraordinary
    loss and cumulative effect of
    change in accounting
    principle - Basic      1.61    1.40    1.37    1.23     .95    1.15    1.16    1.13     .97     .88     .84
              - Diluted    1.59    1.39    1.36    1.22     .94    1.13    1.14    1.11     .96     .88     .84
 Net income - Basic        1.61    1.40    1.37    1.23     .95    1.15    1.14    1.13     .97     .88     .84
            - Diluted      1.59    1.39    1.36    1.22     .94    1.13    1.12    1.11     .96     .88     .84
 Cash dividends declared   0.44     .44     .44     .44     .44     .44     .41     .35     .32     .29     .25

 Book value               11.20   10.06    9.12    8.38    7.84    7.33    6.63    5.90    5.12    4.46    3.86

 Financial Position - Year End
 Cash, temporary investments
   and marketable
   securities<FN3>       37,334  18,336  24,282  36,291  41,621  14,273  41,643  38,285  45,186  57,558  37,184
 Working capital<FN4>    66,829  26,102  35,131  45,921  39,909  16,219  24,839  24,093  29,856  55,664  30,877

 Property and
   equipment-net        231,917 244,773 220,699 205,562 199,614 199,822 169,603 144,148 110,674  88,250  91,393
 Total assets           356,847 345,743 320,111 317,040 303,112 276,877 260,279 228,361 197,203 170,668 159,973

 Long-term debt           1,176     192   1,310   2,383   3,874   5,049       -       -     476  17,603  19,479

 Shareholders' equity   276,158 248,182 226,400 217,253 209,147 195,367 176,458 156,867 136,015 118,502 102,362

 Other Data
 Percentage return on
  average shareholders'
   equity                  15.1    14.6    15.8    15.1   12.6     16.4    18.2    20.4    20.3    21.2    23.6

 Net cash provided by
    operating activities 76,148  54,387  60,880  54,602  67,000  55,075  60,524  51,299  34,518  35,898  36,639


<FN1>   D.W. Freight, Inc. was acquired in April 1992 and is accounted for under the purchase method - asset acquisitions from H.R. Hill and T.W. Owens occurred in March 1994 and January 1995, respectively
<FN2>   Adjusted to give retroactive effect to the two-for-one stock split in
        1993 and the two-for-one stock split in 1991
<FN3>   Excludes restricted cash prior to 1992
<FN4>   Certain liabilities with respect to claims were reclassified as long-
        term beginning in 1991
<FN5>   Write-off of the unamortized balance of intrastate operating rights

Board of Directors
E. H. Arnold             Heath L. Allen, Esq.          Arthur L. Peterson
Chairman, President,     Secretary and Director        Director
CEO and Director         Partner - Keefer, Wood,       Scott Professor of
                         Allen and Rahal, LLP          Leadership Studies
                         Harrisburg, PA                Rocky Mountain College
                                                       Billings, MT

Kenneth F. Leedy         Ronald E. Walborn, CPA        John B. Warden, III
Director                 CFO,Treasurer and Director    Director
President and CEO -      President - Walborn           President - Warden
New Penn Motor           Shambach Associates           Asphalt Company
Express, Inc.            Harrisburg, PA                Harrisburg, PA


Shareholder Information

Counsel
Keefer, Wood, Allen and Rahal, LLP
210 Walnut Street
Harrisburg, PA  17101

Auditors
PricewaterhouseCoopers LLP
One South Market Square
Harrisburg, PA  17101

Registrar and Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ  07016

Stock Listing
Arnold Industries common stock is traded on the NASDAQ National Market System. The stock symbol is AIND. In newspapers, the stock is listed as "ArnoldInd", "Arnold Inds" or similar variations. There were 1,328 record-holders of the Company's common stock as of March 6, 2001. The number of beneficial owners is considerably greater.

Annual Meeting of Shareholders
The Arnold Industries 2001 Annual Meeting of Shareholders will be held at 10:00 a.m., May 2, 2001 at the Lebanon Country Club, 3375 West Oak Street, Lebanon, Pennsylvania.

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

Inside Back Cover
 Company Executives

ARNOLD INDUSTRIES, INC.

Heath L. Allen, Esq., Secretary
E. H. Arnold, Chairman, President & CEO
Donald G. Johnson, Senior Vice President
Andrew J. Kerlik, VP, Personnel & Safety
Ronald E. Walborn, CPA, CFO & Treasurer
Cheryl M. Wells, VP, Communications

NEW PENN MOTOR EXPRESS, INC.

David J. Bryk, VP, Sales, Western Division
James E. Devlin, VP, Sales
Morris C. Galante, VP, Loss Prevention
Steven D. Gast, VP, Corporate Planning
Steven J. Ginter, VP, Marketing
Timothy D. Hoffman, VP, Properties
Michael J. LaPierre, VP, Sales, Northern Division
Kenneth F. Leedy, President and CEO
John G. McCloy, VP, Central Division
Thomas P. McDonald, VP, Sales, Central Division
Anthony S. Nicosia, VP, Sales, Eastern Division
Shawn P. Nolan, VP, Western Division
Stephen M. O'Kane, Executive Vice President and COO
Frank Santanella, VP, Eastern Division
Daniel W. Schmidt, VP, Labor Relations
Charles A. Zaccaria, VP, Northern Division

ARNOLD TRANSPORTATION SERVICES, INC.

Kurt E. Antkiewicz, VP, Sales and  Marketing
David T. Ashley, VP, Pricing Services
John R. Blessinger, VP, Linehaul Operations
Robert L. Brekke, VP, Sales, Eastern Division
Michael J. Gregerson, VP, Safety/Fleets
Glenn A. Guest, Director, Corporate Human Resources
Robert M. Klein, VP, Sales, Western Division
Michael S. Walters, President and CEO

ARNOLD LOGISTICS

Robert J. Buffington, Director, Transportation
Edmund J. Dudginski, VP, Operations and Packaging
Thomas P. Ebur, Director, General Warehousing
Douglas B. Enck, President
R. Wayne Norton, VP, Southwest Operations
Stanley P. Schrader, VP, Business Development
David A. Sempeles, VP, Finance
Donald L. Sunderland, Jr., VP, Operations

Back Cover
Arnold Industries, Inc.
P.O. Box 210
Lebanon, PA  17042
(717) 273-9058
www.aind.com  - (C)2001 Arnold Industries, Inc.

                     APPENDIX TO ARNOLD INDUSTRIES, INC.
                              2000 ANNUAL REPORT
                    DESCRIBING GRAPHIC AND IMAGE MATERIAL


Front cover -

Picture of New Penn tractor and trailer on highway.

Picture of Arnold Transportation Services tractor and trailer on highway.

Picture of warehouse employees standing at an assembly line.

Inside front cover

Bar graph representing Revenue (dollars in millions) for 1991 ($196); 1992 ($234); 1993 ($273); 1994 ($302); 1995 ($330); 1996 ($356); 1997 ($383);
1998 ($404);  1999 ($428) and 2000 ($462).

Page 1

New Penn logo.

Corporate profile for New Penn includes a picture of a New Penn tractor and trailer and a map of Eastern and Southeastern United States with portions of Quebec and Ontario Provinces and Puerto Rico shaded to indicate New Penn's
Northeast regional service, Interregional service and International service areas.

Arnold Transportation Services, Inc. logo.

Corporate profile for Arnold Transportation includes a picture of an ATS tractor and trailer and a map of Eastern and Central United States with dots to indicate Arnold Transportation's facility locations.

Arnold Logistics logo.

Corporate profile for Arnold Logistics includes a picture of a box with bar graph reader and a map of Eastern, Southeastern and South Central United States with dots to indicate Arnold Logistics' facility locations.

Page 2

President's Letter to Stockholders includes a picture of E.H. Arnold, Company President and a picture of an Arnold Transportation tractor and trailer on an interstate highway.

Page 3

Picture of New Penn tractor and trailer.

Picture of warehouse workers assembling products for distribution.

Picture of packaged products coming off the assembly line.

Page 4

Picture of on-board computer used in pick-up and delivery trucks by New
Penn.

Picture of employees of Arnold Logistics sitting in front of computer terminals.

Picture of New Penn driver and supervisor standing in front of a New Penn tractor and trailer.

Page 5

Picture of Arnold Transportation tractor and trailer crossing a bridge with skyline of city in the background.

Picture of Arnold Logistics employees standing in front of assembly line.

Picture of New Penn tractor and trailer.

Pages 6 and 7 -

Graphical summaries (dollars in millions, except per share):

Arnold Industries:

Bar graph representing operating revenue in 1996 ($356.3); 1997 ($383.2); 1998 ($403.7); 1999 ($428.2); and 2000 ($462.4).

Bar graph representing net income in 1996 ($25.4); 1997 ($32.2); 1998 ($35.1); 1999 ($34.7); and 2000 ($39.5).

Bar graph representing earnings per share-basic in 1996 ($.95); 1997 ($1.23); 1998 ($1.37); 1999 ($1.40); and 2000 ($1.61).

Bar graph representing capital expenditures, net of dispositions in 1996 ($26.4); 1997 ($34.1); 1998 ($45.6); 1999 ($56.3); and 2000 ($18.5).

Bar graph representing return on average shareholders' equity in 1996 (12.6%); 1997 (15.1%); 1998 (15.8%); 1999 (14.6%); and 2000 (15.1%).

New Penn:

Bar graph representing operating revenue in 1996 ($181.9); 1997 ($203.3); 1998 ($202.9); 1999 ($215.6); and 2000 ($236.0).

Bar graph representing operating income in 1996 ($32.7); 1997 ($44.2) 1998 ($43.1); 1999 ($44.8); and 2000 ($49.3).

Bar graph representing the weight of freight (in millions of pounds) transported by New Penn in 1996 (2,017); 1997 (2,163); 1998 (2,101); 1999
(2,151); and 2000 (2,234).

Bar graph representing the number of tractors and trucks owned by New Penn in 1996 (660); 1997 (727); 1998 (728); 1999 (795); and 2000 (803).

Bar graph representing the number of trailers owned by New Penn in 1996 (1,365); 1997 (1,447); 1998 (1,469); 1999 (1,525); and 2000 (1,650).

Arnold Transportation:

Bar graph representing operating revenue for 1996 ($151.9); 1997 ($153.7); 1998 ($171.4); 1999 ($175.6); and 2000 ($178.6).

Bar graph representing operating income for years 1996 ($3.6); 1997 ($2.1); 1998 ($7.1); 1999 ($5.9); and 2000 ($7.2).

Bar graph representing the number of owner-operators for 1996 (298); 1997
(371); 1998 (599);  1999 (630); and 2000 (504).

Bar graph representing the number of tractors owned by Arnold Transportation in 1996 (1,075); 1997 (1,012); 1998 (894); 1999 (874); and 2000 (807).

Bar graph representing the number of trailers owned by Arnold Transportation in 1996 (4,188); 1997 (4,355); 1998 (4,172); 1999 (4,381); and 2000 (4,247).

Arnold Logistics:

Bar graph representing operating revenue for 1996 ($22.5); 1997 ($26.2); 1998 ($29.4); 1999 ($37.0); and 2000 ($47.8).

Bar graph representing operating income for 1996 ($3.9); 1997 ($4.9); 1998 ($5.5); 1999 ($5.5); and 2000 ($6.9).

Bar graph representing number of employees of Arnold Logistics in 1996
(400); 1997 (433); 1998 (536); 1999 (767); and 2000 (905).

Bar graph representing warehouse space (in millions of square feet) in 1996 (2.5); 1997 (2.5); 1998 (2.5); 1999 (3.4); and 2000 (4.3).

Back cover - Logo of Arnold Industries, Inc. and Company address, telephone number and web site.